ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
December 14, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>T&D Holdings, Inc. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 11, 2007 and entitled "Devaluation Losses on Securities at the End of the Interim Period Ended September 30, 2007";

2. Press release dated October 31, 2007 and entitled "Revisions of Consolidated Earnings Forecasts for the Interim Period Ended September 30, 2007";

3. Financial Summary (For the six months ended September 30, 2007) dated November 15, 2007;

4. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated November 15, 2007 and Supplementary Materials for the Six Months Ended September 30, 2007;

5. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated November 15, 2007 and Supplementary Materials for the Six Months Ended September 30, 2007;

6. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated November 15, 2007 and Supplementary Materials for the Six Months Ended September 30, 2007;

dlw 12/18

7. Press release dated November 15, 2007 and entitled "European Embedded Value Restatement as of March 31, 2007"; and

8. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

T&D Life Group

October 11, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Devaluation Losses on Securities at the End of the Interim Period Ended September 30, 2007

T&D Holdings announced today that the amount of its devaluation losses on securities at the end of the interim period ended September 30, 2007 is estimated to be as shown below.

Consolidated basis

(A) Total Amount of Devaluation Losses on Securities at the End of the Interim Period Ended September 30, 2007	16.2 billion yen
(B) Net Assets for the Fiscal Year Ended March 31, 2007 (A) / (B) x 100	1,090.2 billion yen 1.4 %
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2007 (A) / (C) x 100	158.1 billion yen 10.2 %
(D) Net Income for the Fiscal Year Ended March 31, 2007 (A) / (D) x 100	38.7 billion yen 41.8 %

(Notes)

1. In accordance with the T&D Life Group's policy of enhancing the quality of its assets, the group companies apply the standards that devaluation losses on available-for-sale securities with fair value, such as domestic and foreign stocks, should be calculated when the decline of their fair value is 30% or more of the book value.

2. T&D Holdings has made no change to the earnings forecasts for the interim period and the fiscal year ending March 2008, as announced on May 17, 2007. These will be promptly addressed, however, if it becomes necessary.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

T&D Life Group

October 31, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Revisions of Consolidated Earnings Forecasts for the Interim Period Ended September 30, 2007

T&D Holdings, Inc. hereby revises its consolidated earnings forecasts for the interim period ended September 30, 2007. The non-consolidated earnings forecasts for the interim period ended September 30, 2007 remain unchanged.

The company has made no changes to the full-year earnings forecasts and projected shareholders' dividends for the fiscal year ending March 2008, as announced on May 17, 2007. These will be promptly addressed, however, if it becomes necessary.

Revisions of Consolidated Earnings Forecasts for T&D Holdings for the Interim Period Ended September 30, 2007 (April 1, 2007, to September 30, 2007)

(Billions of yen)

	Previous Forecast (A) (as of May 17, 2007)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary revenues	1,100	1,138	38	3.5
Ordinary profit	70	101	31	44.3
Net income	22	33	11	50.0

Principal Reasons for the Revisions to Earnings Forecasts:

The forecasts for ordinary profit and net income are expected to revise upward by 31 billion yen and 11 billion yen, respectively. These mainly reflect that investment income from interest and dividends exceeded the previous forecast by 23 billion yen mainly due to the increase in dividends from investment trusts and private equities, and that net gains on sale of securities improved the previous forecast by 14 billion yen mainly due to the sale of domestic stocks.

(Reference)

Preliminary Non-Consolidated Earnings Forecasts of the Three Life Insurance Companies for the Interim Period Ended September 30, 2007 (April 1, 2007, to September 30, 2007)

(Billions of yen)

		Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues		505	571	98
Ordinary profit		35	69	(5)
	Core profit	30	67	(4)
Net income		10	27	(4)

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

File No.82-34783

FINANCIAL SUMMARY

(For the six months ended September 30, 2007)

November 15, 2007

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Projected Filing Date of Interim Securities Report: December 18, 2007

1. *Consolidated Operating Results for the Six Months Ended September 30, 2007 (April 1, 2007 – September 30, 2007)*

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Six months ended September 30, 2007	¥1,138,496 million	2.5	¥100,765 million	21.0	¥33,071 million	18.9
Six months ended September 30, 2006	¥1,110,683 million	(8.5)	¥83,291 million	32.4	¥27,805 million	47.8
Year Ended March 31, 2007	¥2,286,034 million	-	¥158,172 million	-	¥38,772 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended September 30, 2007	¥134.30	-
Six months ended September 30, 2006	¥112.91	-
Year Ended March 31, 2007	¥157.45	-

Note: Equity in net gain of affiliated companies: ¥21 million for the six months ended September 30, 2007; ¥14 million for the six months ended September 30, 2006; ¥33 million for the fiscal year ended March 31, 2007.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2007	¥14,021,556 million	¥1,077,400 million	7.7%	¥4,367.74
As of September 30, 2006	¥13,811,844 million	¥982,323 million	7.1%	¥3,982.71
As of March 31, 2007	¥14,090,977 million	¥1,090,229 million	7.7%	¥4,419.55

Note: Equity: as of September 30, 2007: ¥1,075,509 million; as of September 30, 2006: ¥980,786 million; as of March 31, 2007: ¥1,088,319 million.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Six months ended September 30, 2007	¥(20,580) million	¥(97,503) million	¥(4,052) million	¥1,091,744 million
Six months ended September 30, 2006	¥37,751 million	¥87,648 million	¥(1,865) million	¥954,773 million
Year Ended March 31, 2007	¥144,312 million	¥246,362 million	¥(1,648) million	¥1,217,045 million

2. *Dividends*

	Annual Dividends per Share		
		Interim	Year-End
Year Ended March 31, 2007	¥65.00	-	¥65.00
Year Ending March 31, 2008	¥65.00		¥65.00

3. *Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)*

The forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007, as below.

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share
Year ending March 31, 2008	¥2,180,000 million (4.6)%	¥130,000 million (17.8)%	¥37,000 million (4.6)%	¥150.25

4. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:
Changes due to the revision of accounting standards: Applicable
Changes due to other factors: None

(3) Number of Outstanding Shares (Common Stock)
Number of outstanding shares including treasury stock at the end of the term:
as of September 30, 2007: 246,330,000;
as of September 30, 2006: 246,330,000;
as of March 31, 2006: 246,330,000
Number of treasury stock at the end of the term: as of September 30, 2007: 90,960;
as of September 30, 2006: 68,852;
as of March 31, 2007: 78,848

(Reference) Non-Consolidated Financial Summary

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2007 (April 1, 2007 – September 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change	Net Income	% change
Six months ended September 30, 2007	¥17,718 million	18.5	¥16,158 million	19.5	¥16,124 million	19.2	¥16,054 million	19.3
Six months ended September 30, 2006	¥14,949 million	22.0	¥13,519 million	23.5	¥13,532 million	23.5	¥13,456 million	23.3
Year ended March 31, 2007	¥16,399 million	-	¥13,802 million	-	¥13,829 million	-	¥13,588 million	-

	Net Income per Share
Six months ended September 30, 2007	¥65.20
Six months ended September 30, 2006	¥54.64
Year ended March 31, 2007	¥55.18

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2007	¥629,573 million	¥591,482 million	93.9%	¥2,402.07
As of September 30, 2006	¥613,016 million	¥591,482 million	96.5%	¥2,401.85
As of March 31, 2007	¥632,016 million	¥591,530 million	93.6%	¥2,402.14

Note: Equity: as of September 30, 2007: ¥591,482 million; as of September 30, 2006: ¥591,482 million; as of March 31, 2007:¥591,530 million.

2. Non-Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

The forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007, as below.

Note: % changes are presented in comparison with the same term of the previous year.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Year ending March 31, 2008	¥19,000 million	15.9 %	¥16,000 million	15.9 %	¥16,000 million	15.7 %	¥16,000 million	17.7 %	¥64.97

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "I. Results of Operations 4.Forecasts for the Year Ending March 31, 2008" section in this material "Financial Summary for the Six Months Ended September 30, 2007" about consolidated forecasts and non-consolidated forecasts.

I. Results of Operations

1. Consolidated Results of Operations

For the six months ended September 30, 2007, ordinary revenues increased ¥27.8 billion, or 2.5 percent from the level of the same term of the previous fiscal year, to ¥1,138.4 billion, which was a total of income from insurance premiums of ¥837.9 billion (down 4.9 percent), investment income of ¥217.2 billion (up 10.9 percent), other ordinary income of ¥83.2 billion (up 147.2 percent) and others.

Ordinary expenses increased ¥10.3 billion, or 1.0 percent from the level of the same term of the previous fiscal year, to ¥1,037.7 billion, which was a total of insurance claims and other payments of ¥834.6 billion (up 2.3 percent), investment expenses of ¥62.5 billion (down 13.7 percent), operating expenses of ¥103.5 billion (up 0.4 percent), other ordinary expenses of ¥36.5 billion (up 7.6 percent) and others.

As a result, ordinary profit increased ¥17.4 billion, or 21.0 percent, to ¥100.7 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 1,045.5 percent, to ¥5.3 billion, and extraordinary losses increased 16.0 percent, to ¥16.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥13.9 billion (up 28.9 percent).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income increased ¥5.2 billion, or 18.9 percent from the level of the same term of the previous fiscal year, to ¥33.0 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of September 30, 2007, total assets amounted to ¥14,021.5 billion (down 0.5 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥10,013.8 billion (up 1.5 percent), loans of ¥2,422.8 billion (down 0.3 percent), monetary claims purchased of ¥401.0 billion (down 11.0 percent), cash and deposits of ¥398.1 billion (down 5.2 percent) and tangible fixed assets of ¥310.4 billion (down 2.3 percent).

Total liabilities were ¥12,944.1 billion (down 0.4 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,289.6 billion (down 0.4 percent).

Total net assets were ¥1,077.4 billion (down 1.2 percent), of which net unrealized gains on securities was ¥650.5 billion (down 4.4 percent).

(2) Cash Flows

Cash flows for the six months ended September 30, 2007, were as follows.

Net cash used in operating activities was ¥20.5 billion, up ¥58.3 billion in expenditure, compared with the revenue of ¥37.7 billion recorded in the same term of the previous fiscal year. This was mainly due to a decrease in income from insurance premiums and an increase in insurance claims and other payments.

Net cash used in investing activities was ¥97.5 billion, up ¥185.1 billion in expenditure,

compared with the revenue of ¥87.6 billion recorded in the same term of the previous fiscal year. This was mainly due to an increase in purchases of securities.

Net cash used in financing activities was ¥4.0 billion, up ¥2.1 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in dividends paid.

As a result, cash and cash equivalents as of September 30, 2007 totaled ¥1,091.7 billion, down ¥125.3 billion from the beginning of the fiscal year.

(3) Equity Ratio and Market Capitalization Ratio

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Equity ratio ((Equity / Total assets) × 100)	7.1%	7.7%	7.7%
Market capitalization ratio ((Market capitalization/ Total assets) × 100)	15.2%	12.4%	14.2%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the six months ended September 30, 2007, Taiyo Life's ordinary revenues decreased ¥13.4 billion, or 2.6 percent from the level of the same term of the previous fiscal year, to ¥505.1 billion, which was a total of income from insurance premiums of ¥330.3 billion (down 9.1 percent), investment income of ¥108.9 billion (down 6.4 percent), and other ordinary income of ¥65.9 billion (up 69.4 percent).

Ordinary expenses decreased ¥8.9 billion, or 1.9 percent from the level of the same term of the previous fiscal year, to ¥469.9 billion, which was a total of insurance claims and other payments of ¥376.7 billion (down 2.5 percent), investment expenses of ¥35.6 billion (up 2.8 percent), operating expenses of ¥38.2 billion (down 3.2 percent) and others.

As a result, ordinary profit decreased ¥4.5 billion, or 11.4 percent, to ¥35.2 billion. Ordinary profit decreased mainly due to a decrease in gains on sales of securities.

Extraordinary gains increased 379.4 percent, to ¥0.2 billion, and extraordinary losses increased 115.5 percent, to ¥10.7 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥10.3 billion (up 207.8 percent).

Net income decreased ¥7.3 billion, or 42.7 percent from the level of the same term of the previous fiscal year, to ¥9.8 billion.

Core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the six months ended September 30, 2007, recorded ¥30.5 billion, up 10.2 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥6.5 billion (down 48.6 percent).

Daido Life Insurance Company:

For the six months ended September 30, 2007, Daido Life's ordinary revenues increased ¥46.3 billion, or 8.8 percent from the level of the same term of the previous fiscal year, to ¥570.7 billion, which was a total of income from insurance premiums of ¥419.5 billion (down 2.9

percent), investment income of ¥106.8 billion (up 34.7 percent), and other ordinary income of ¥44.3 billion (up 240.3 percent).

Ordinary expenses increased ¥30.9 billion, or 6.6 percent from the level of the same term of the previous fiscal year, to ¥501.2 billion, which was a total of insurance claims and other payments of ¥407.8 billion (up 7.0 percent) and investment expenses of ¥27.9 billion (up 9.6 percent), operating expenses of ¥57.3 billion (up 2.5 percent) and others.

As a result, ordinary profit increased ¥15.4 billion, or 28.5 percent from the level of the same term of the previous fiscal year, to ¥69.4 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 971.5 percent, to ¥5.0 billion, and extraordinary losses decreased 30.2 percent, to ¥6.2 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥3.5 billion (down 52.0 percent).

Net income increased ¥7.5 billion, or 38.5 percent from the level of the same term of the previous fiscal year, to ¥27.0 billion.

Core profit was ¥67.3 billion, an increase of 12.8 percent compared with the same term of the previous fiscal year. Daido posted a positive spread of ¥11.0 billion turned from a negative spread of ¥5.2 billion recorded in the same term of the previous year.

T&D Financial Life Insurance Company:

For the six months ended September 30, 2007, T&D Financial Life's ordinary revenues increased ¥6.4 billion, or up 7.0 percent from the level of the same term of the previous fiscal year, to ¥97.7 billion, which was a total of income from insurance premiums of ¥88.0 billion (up 2.9 percent), investment income of ¥4.9 billion (up 89.9 percent), and other ordinary income of 4.7 billion (up 50.9 percent).

Ordinary expenses increased ¥4.6 billion, or 4.8 percent from the level of the same term of the previous fiscal year, to ¥102.7 billion, which was a total of insurance claims and other payments of ¥50.0 billion (up 4.5 percent), provision for policy and other reserves of ¥43.1 billion (up 56.3 percent), and operating expenses of ¥7.5 billion (down 3.1 percent) and others.

As a consequence, ordinary losses improved ¥1.7 billion, or 26.0 percent, to ¥5.0 billion.

Net loss improved ¥2.2 billion, or 38.3 percent, to ¥3.6 billion.

T&D Financial Life marked a loss of ¥3.3 billion (up 3.9 percent) in its core profit for the six months ended September 30, 2007, after compensating for a negative spread of ¥1.9 billion (down 3.9 percent).

(2) Financial Position

Taiyo Life Insurance Company:

As of September 30, 2007, total assets amounted to ¥6,549.1 billion (down 0.1 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,514.7 billion (up 0.7 percent), loans of ¥1,513.0 billion (up 0.7 percent), tangible fixed assets of ¥162.6 billion (down 0.5 percent) and monetary claims purchased of ¥158.2 billion (up 2.0 percent).

Total liabilities were ¥6,086.2 billion (down 0.6 percent), and policy reserves accounting for a

substantial portion of them amounted to ¥5,780.9 billion (down 1.0 percent).

Total net assets were ¥462.8 billion, up 7.5 percent from the same term of the previous fiscal year, of which net unrealized gains on securities was ¥347.0 billion (up 9.0 percent).

As of September 30, 2007, solvency margin ratio (a measure of insurance companies' financial soundness) was 1,153.9 percent. (1,100.4 percent recorded at the end of the previous fiscal year) Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥893.3 billion. (¥834.6 billion posted at the previous fiscal year-end)

Daido Life Insurance Company:

As of September 30, 2007, total assets amounted to ¥6,288.3 billion (down 1.7 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,488.5 billion (up 1.8 percent), loans of ¥915.1 billion (down 1.9 percent), monetary claims purchased of ¥242.7 billion (down 17.8 percent), cash and deposits of ¥236.9 billion (down 18.9 percent), and tangible fixed assets of ¥141.5 billion (down 3.6 percent).

Total liabilities were ¥5,724.7 billion (down 1.2 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,433.2 billion (down 0.8 percent).

Total net assets were ¥563.6 billion, down 6.8 percent from the same term of the previous fiscal year, of which net unrealized gains on securities was ¥304.3 billion (down 16.1 percent).

As of September 30, 2007, solvency margin ratio was 1,266.1 percent. (1,320.6 percent at the end of the previous fiscal year) Furthermore, the value of adjusted net assets amounted to ¥1,045.1 billion. (¥1,109.6 billion posted at the previous fiscal year-end)

T&D Financial Life Insurance Company:

As of September 30, 2007, total assets amounted to ¥1,113.6 billion (up 3.3 percent from March 31, 2007), mainly consisting of securities amounting to ¥1,013.0 billion (up 3.6 percent), call loans of ¥25.5 billion (up 27.5 percent), cash and deposits of ¥25.4 billion (down 17.0 percent) and monetary trusts of ¥15.8 billion (up 28.5 percent).

Total liabilities were ¥1,083.1 billion (up 3.7 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,071.6 billion (up 4.1 percent).

Total net assets were ¥30.4 billion, down 10.9 percent from the same term of the previous fiscal year, of which net unrealized gains on securities was a loss of ¥0.9 billion (up 10.5 percent).

As of September 30, 2007, T&D Financial Life's solvency margin ratio was 1,080.5 percent. (1,189.7 percent at the end of the previous fiscal year) Furthermore, the value of adjusted net assets amounted to ¥64.1 billion. (¥63.5 billion posted at the previous fiscal year-end)

(Reference) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the six months ended September 30, 2007, decreased 38.5 percent compared with the same term of the previous fiscal year, to ¥724.0 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 7.5 percent compared with the same term of the previous fiscal year, to ¥693.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2007, decreased 2.2 percent from the level of the same term-end of the previous fiscal year (down 1.6 percent from the previous fiscal year-end), to ¥17,367.0 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the six months ended September 30, 2007 increased 8.3 percent compared with the same term of the previous fiscal year, to ¥2,425.7 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 1.0 percent compared with the same term of the previous fiscal year, to ¥1,783.1 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2007 decreased 0.2 percent from the level of the same term-end of the previous fiscal year (increased 0.4 percent from the previous fiscal year-end), to ¥39,906.6 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the six months ended September 30, 2007 increased 18.2 percent compared with the same term of the previous fiscal year, to ¥63.9 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 35.7 percent compared with the same term of the previous fiscal year, to ¥89.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2007, decreased 3.3 percent from the level of the same term-end of the previous fiscal year (down 3.1 percent from the previous fiscal year-end), to ¥2,445.5 billion.

4. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

(1) Consolidated

The forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007, as follows.

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Year-end	2,180	130	37

Reference: Forecasts for the Year Ending March 31, 2008 of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	900	990	350
Ordinary profit	52	93	(20)
Core profit	56	115	(11)
Net income	12	37	(14)

(2) Non-consolidated

The forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007, as follows. The projected shareholders' dividends for the fiscal year ending March 31, 2008 remain unchanged.

(Billions of yen)

	Operating income	Operating profit	Ordinary profit	Net income
Year-end	19	16	16	16

5. Basic Dividend Distribution Policy

Basic dividend distribution policy of T&D Holdings, Inc. is to improve the future value of equity for our shareholders and to continue to distribute a constant dividend while ensuring the sound operation of the Company and its subsidiaries and affiliates and the maintenance of the required equity capital for the entire group.

We plan to pay a dividend of ¥65 per share for the fiscal year ending March 31, 2008, in accordance with an annual dividend payment approved by the Shareholders' Meeting based on the fiscal year end.

According to the Articles of Incorporation, interim dividend payment as provided in Article 454-5 of the Japanese Company Law may be made by the resolution of the Board of Directors.

II. Subsidiaries and Affiliates

There are no major alterations about "explanation of business (with organizational tree)" and "subsidiaries and affiliates" listed in the latest annual securities report, which is submitted on June 27, 2007. Therefore this section is omitted.

III. Management Principles and Goals

1. Basis Management Principles

2. Management Goals

3. Medium-Term Management Strategy

Relating the above, there are no major alterations about information stated in the financial summary report (disclosed on May 17, 2007). Therefore these sections are omitted. This financial summary report can be read in the websites whose URLs are shown below.

T&D Holdings

http://www.td-holdings.co.jp/ir/finance/statement/

Tokyo Stock Exchange Group, Inc. (Listed Company Information Search)

http://www.tse.or.jp/listing/compsearch/index.html

4. Future Tasks

In the medium run the Japanese economy is expected to remain strong reflecting an increase of business investment associated with a sustained expansion of corporate gains and a healthy trend in consumer spending because of a moderate increase of employees' income. But the influence affected by subprime loan-related problems in the United States will need to be observed carefully.

In the Japanese life insurance market, competition is expected to intensify in offering appealing premium rates and new products and services due to aging population, diversification of customer needs and diversification of market channels such as OTC bank channel. The incidence of additional payments brought by the examination relating to the payment of insurance benefits and other benefits has caused relevant parties including shareholders and policyholders so much trouble. The T&D Life Group is accepting the present situation seriously and will aim to make a sincere effort to prevent such a problem from occurring again.

In such an environment, the T&D Life Group will strive to realize its management philosophy and win the trust of customers by offering new products and services which will fulfill customer satisfaction.

From a broader and long-term viewpoint, the Group will aim at sustainable business growth in harmony with society, and will address "Business Operations to Fulfill its Corporate Social Responsibility (CSR)" through proactive communication with all of its stakeholders.

Unaudited Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Assets:						
Cash and deposits	360,760	2.6	398,173	2.8	419,874	3.0
Call loans	294,500	2.1	206,400	1.5	340,800	2.4
Monetary claims purchased	406,160	2.9	401,020	2.9	450,533	3.2
Monetary trusts	153,130	1.1	112,629	0.8	113,187	0.8
Securities	9,686,885	70.1	10,013,844	71.4	9,870,253	70.0
Loans	2,451,437	17.8	2,422,859	17.3	2,430,540	17.2
Tangible fixed assets	317,457	2.3	310,429	2.2	317,603	2.3
Intangible fixed assets	22,500	0.2	22,311	0.1	22,921	0.2
Due from agencies	1,445	0.0	1,354	0.0	1,466	0.0
Due from reinsurers	6,558	0.1	9,336	0.1	8,955	0.1
Other assets	113,549	0.8	126,565	0.9	117,719	0.8
Deferred tax assets	694	0.0	463	0.0	770	0.0
Reserve for possible loan losses	(3,236)	(0.0)	(3,833)	(0.0)	(3,648)	(0.0)
Total assets	13,811,844	100.0	14,021,556	100.0	14,090,977	100.0
Liabilities:						
Policy reserves	12,239,547	88.6	12,289,687	87.7	12,344,781	87.6
Reserve for outstanding claims	70,392		68,251		73,651	
Policy reserve	11,980,782		12,029,120		12,073,772	
Reserve for policyholder dividends	188,372		192,315		197,357	
Due to agencies	1,240	0.0	445	0.0	1,313	0.0
Due to reinsurers	508	0.0	669	0.0	529	0.0
Short-term debenture	30,000	0.2	29,965	0.2	20,000	0.2
Subordinated bonds	20,000	0.2	20,000	0.1	20,000	0.2
Other liabilities	167,305	1.2	178,558	1.3	178,750	1.3
Reserve for bonus to directors and corporate auditors	84	0.0	107	0.0	172	0.0
Reserve for employees' retirement benefits	108,112	0.8	115,279	0.8	114,986	0.8
Reserve for directors' and corporate auditors' retirement benefits	3,590	0.0	3,972	0.0	3,707	0.0
Reserve for price fluctuations	84,845	0.6	118,523	0.8	104,542	0.7
Deferred tax liabilities	163,022	1.2	176,160	1.3	201,178	1.4
Deferred tax liabilities on land revaluation	11,262	0.1	10,787	0.1	10,787	0.1
Total liabilities	12,829,521	92.9	12,944,155	92.3	13,000,748	92.3
Net assets:						
Common stock						
Authorized - 966,000,000 shares						
Issued - 246,330,000 shares	118,595	0.8	118,595	0.8	118,595	0.8
Capital surplus	106,105	0.8	106,107	0.8	106,106	0.8
Retained earnings	219,868	1.6	248,117	1.8	231,678	1.6
Treasury stock	(412)	(0.0)	(594)	(0.0)	(496)	(0.0)
Total stockholders' equity	444,157	3.2	472,226	3.4	455,883	3.2
Net unrealized gains on securities	583,829	4.2	650,556	4.6	680,401	4.8
Gains on deferred hedge	426	0.0	534	0.0	488	0.0
Land revaluation	(47,660)	(0.3)	(47,876)	(0.3)	(48,501)	(0.3)
Foreign currency translation adjustments	33	0.0	68	0.0	48	0.0
Total valuation and translation adjustments	536,629	3.9	603,282	4.3	632,435	4.5
Minority interests	1,536	0.0	1,891	0.0	1,909	0.0
Total net assets	982,323	7.1	1,077,400	7.7	1,090,229	7.7
Total liabilities and net assets	13,811,844	100.0	14,021,556	100.0	14,090,977	100.0

Unaudited Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Ordinary revenues	1,110,683	100.0	1,138,496	100.0	2,286,034	100.0
Income from insurance premiums	881,065		837,958		1,811,596	
Investment income	195,918		217,244		407,449	
Interest, dividends and income from real estate for rent	133,474		153,856		269,689	
Gains from monetary trusts, net	-		9,783		4,767	
Gains on investment in trading securities, net	3,147		3,588		17,824	
Gains on sales of securities	57,927		45,148		94,247	
Gains on redemption of securities	0		-		1	
Other investment income	1,368		1,480		2,763	
Gains on separate accounts, net	-		3,387		18,156	
Other ordinary income	33,685		83,271		66,954	
Reversal of policy reserve	4,679		44,652		-	
Other ordinary income	29,006		38,618		66,954	
Equity in net income of affiliated companies	14		21		33	
Ordinary expenses	1,027,391	92.5	1,037,730	91.1	2,127,862	93.1
Insurance claims and other payments	815,634		834,634		1,630,683	
Insurance claims	349,896		337,551		672,425	
Annuity payments	79,946		86,725		161,682	
Insurance benefits	146,857		153,589		296,469	
Surrender payments	184,621		193,014		389,975	
Other payments	54,312		63,753		110,131	
Provision for policy and other reserves	2,201		458		94,235	
Provision for reserve for outstanding claims	1,717		-		4,977	
Provision for policy reserve	-		-		88,310	
Interest portion of reserve for policyholder dividends	483		458		947	
Investment expenses	72,519		62,595		115,212	
Interest expenses	868		1,112		1,806	
Losses from monetary trust, net	207		-		-	
Losses on sales of securities	28,043		20,662		52,377	
Devaluation losses on securities	1,200		16,242		720	
Losses from redemption of securities	-		-		1	
Losses from derivatives, net	18,772		9,107		35,992	
Foreign exchange losses, net	2,918		2,958		6,119	
Provision for reserve for possible loan losses	-		186		0	
Write-off of loans	15		161		12	
Depreciation of real estate for rent	2,446		2,845		5,201	
Other investment expenses	6,216		9,320		12,979	
Losses on separate accounts, net	11,831		-		-	
Operating expenses	103,095		103,507		208,963	
Other ordinary expenses	33,941		36,533		78,767	
Ordinary profit	83,291	7.5	100,765	8.9	158,172	6.9
Extraordinary gains	468	0.1	5,369	0.5	2,281	0.1
Gains on disposal of fixed assets	17		5,340		1,324	
Reversal of reserve for possible loan losses	407		-		-	
Recoveries of bad debts previously written-off	43		27		194	
Other extraordinary gains	-		1		763	
Extraordinary losses	14,642	1.3	16,983	1.5	35,309	1.5
Losses on disposal and devaluation of fixed assets	578		2,699		1,111	
Impairment loss	1,899		302		1,899	
Provision for reserve for price fluctuations	10,849		13,980		30,546	
Headquarters removal costs	1,271		-		1,257	
Other extraordinary losses	44		0		494	
Provision for reserve for policyholder dividends	20,638	1.9	25,667	2.3	56,481	2.5
Income before income taxes	48,479	4.4	63,484	5.6	68,663	3.0
Current income taxes	25,449	2.3	37,295	3.3	50,665	2.2
Deferred income taxes	(4,842)	(0.4)	(6,932)	(0.6)	(20,909)	(0.9)
Minority interests	67	0.0	49	0.0	134	0.0
Net income	27,805	2.5	33,071	2.9	38,772	1.7

Unaudited Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			27,805		27,805
Acquisition of treasury stock				(91)	(91)
Disposal of treasury stock		1		2	3
Reversal of land revaluation			(64)		(64)
Net changes of items other than stockholders' equity					-
Total changes in the period	-	1	13,979	(89)	13,890
Balance as of September 30, 2006	118,595	106,105	219,868	(412)	444,157

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							27,805
Acquisition of treasury stock							(91)
Disposal of treasury stock							3
Reversal of land revaluation							(64)
Net changes of items other than stockholders' equity	(113,682)	426	64	(11)	(113,201)	21	(113,180)
Total changes in the period	(113,682)	426	64	(11)	(113,201)	21	(99,289)
Balance as of September 30, 2006	583,829	426	(47,660)	33	536,629	1,536	982,323

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2007	118,595	106,106	231,678	(496)	455,883
Changes in the period					
Dividends			(16,006)		(16,006)
Bonus to directors and corporate auditors					-
Net income			33,071		33,071
Acquisition of treasury stock				(104)	(104)
Disposal of treasury stock		1		6	7
Reversal of land revaluation			(625)		(625)
Net changes of items other than stockholders' equity					-
Total changes in the period	-	1	16,439	(97)	16,343
Balance as of September 30, 2007	118,595	106,107	248,117	(594)	472,226

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2007	680,401	488	(48,501)	48	632,435	1,909	1,090,229
Changes in the period							
Dividends							(16,006)
Bonus to directors and corporate auditors							-
Net income							33,071
Acquisition of treasury stock							(104)
Disposal of treasury stock							7
Reversal of land revaluation							(625)
Net changes of items other than stockholders' equity	(29,845)	46	625	19	(29,153)	(18)	(29,172)
Total changes in the period	(29,845)	46	625	19	(29,153)	(18)	(12,829)
Balance as of September 30, 2007	650,556	534	(47,876)	68	603,282	1,891	1,077,400

Unaudited Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			38,772		38,772
Acquisition of treasury stock				(179)	(179)
Disposal of treasury stock		2		5	8
Reversal of land revaluation			777		777
Net changes of items other than stockholders' equity					-
Total changes in the period	-	2	25,788	(174)	25,616
Balance as of March 31, 2007	118,595	106,106	231,678	(496)	455,883

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							38,772
Acquisition of treasury stock							(179)
Disposal of treasury stock							8
Reversal of land revaluation							777
Net changes of items other than stockholders' equity	(17,110)	488	(777)	4	(17,395)	394	(17,000)
Total changes in the period	(17,110)	488	(777)	4	(17,395)	394	8,616
Balance as of March 31, 2007	680,401	488	(48,501)	48	632,435	1,909	1,090,229

Unaudited Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Amount	Amount	Amount
Cash flows from operating activities:			
Income before income taxes	48,479	63,484	68,663
Depreciation of real estate for rent	2,446	2,845	5,201
Other depreciation and amortization	7,075	6,952	14,054
Impairment loss	1,899	302	1,899
Amortization of goodwill due to consolidation	-	17	405
Increase (decrease) in reserve for outstanding claims	1,717	(5,399)	4,977
Increase (decrease) in policy reserve	(4,679)	(44,652)	88,310
Increase in interest portion of reserve for policyholder dividends	483	458	947
Increase in provision for reserve for policyholder dividends	20,638	25,667	56,481
Increase (decrease) in reserve for possible loan losses	(495)	184	(83)
Increase (decrease) in reserve for bonus to directors and corporate auditors	84	(64)	172
Increase (decrease) in reserve for employees' retirement benefits	(270)	293	6,603
Increase in reserve for directors' and corporate auditors' retirement benefits	222	264	339
Increase in reserve for price fluctuations	10,849	13,980	30,546
Interest, dividends and income from real estate for rent	(133,474)	(153,856)	(269,689)
Gains on investment securities	(20,000)	(15,219)	(77,129)
Interest expense	868	1,112	1,806
Exchange losses	2,991	2,994	6,185
Losses (Gains) on disposal of tangible fixed assets	502	(3,012)	(345)
Equity in net income of affiliated companies	(14)	(21)	(33)
Decrease in amount due from agencies	102	112	81
(Increase) decrease in amount due from reinsurers	638	(381)	(1,759)
(Increase) decrease in other assets (excluding investment activities-related and financing activities-related)	1,051	(5,081)	(6,551)
Increase (decrease) in amount due to agencies	391	(868)	464
Increase (decrease) in amount due to reinsurers	(40)	140	(20)
Increase (decrease) in other liabilities (excluding investment activities-related and financing activities-related)	(934)	(570)	1,521
Other, net	23,680	7,345	41,436
Subtotal	(35,785)	(102,973)	(25,512)
Interest, dividends and income from real estate for rent received	127,828	149,953	260,170
Interest paid	(879)	(1,097)	(1,812)
Policyholder dividends	(29,356)	(31,189)	(56,763)
Other, net	3,805	3,095	11,823
Income taxes paid	(27,860)	(38,369)	(43,594)
Net cash provided by (used in) operating activities	37,751	(20,580)	144,312
Cash flows from investing activities:			
Net (increase) decrease in short-term investments	(0)	(1,350)	0
Investments in monetary claims purchased	(85,251)	(50,655)	(164,492)
Proceeds from sale and redemption of monetary claims purchased	10,395	18,549	37,041
Investments in monetary trusts	(17,500)	(11,000)	(25,500)
Proceeds from monetary trusts	106,050	15,200	159,308
Purchase of securities	(1,219,123)	(1,701,553)	(2,543,595)
Sale and redemption of securities	1,281,425	1,646,322	2,802,515
Investments in loans	(302,286)	(318,863)	(639,698)
Collection of loans	371,322	327,897	731,108
Other, net	(50,226)	(24,383)	(99,357)
Subtotal	94,806	(99,835)	257,329
Total of net cash provided by (used in) operating activities and investment transactions as above	132,557	(120,416)	401,641
Purchase of tangible fixed assets	(7,791)	(4,669)	(14,264)
Proceeds from disposal of tangible fixed assets	634	7,002	3,484
Purchase of subsidiary's equity with a change of scope of consideration	-	-	(186)
Net cash provided by (used in) investing activities	87,648	(97,503)	246,362
Cash flows from financing activities:			
Income from short-term debenture	10,000	9,965	-
Proceeds from debt	4,500	5,150	18,100
Repayments of debt	(3,128)	(3,420)	(6,316)
Purchase of treasury stock	(91)	(104)	(179)
Sale of treasury stock	3	7	8
Dividends paid	(13,117)	(15,618)	(13,229)
Dividends paid to minority interests	(30)	(32)	(30)
Net cash used in financing activities	(1,865)	(4,052)	(1,648)
Effect of exchange rate changes on cash and cash equivalents	(3,164)	(3,165)	(6,384)
Net increase (decrease) in cash and cash equivalents	120,370	(125,301)	382,642
Cash and cash equivalents at beginning of year	834,403	1,217,045	834,403
Cash and cash equivalents at end of period	954,773	1,091,744	1,217,045

Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2006			As of September 30, 2007			As of March 31, 2007		
	Amount		%	Amount		%	Amount		%
Assets:									
Current assets:									
Cash and deposits		20,124			980			17,477	
Other current assets		19,782			43,489			29,486	
Total current assets		39,907	6.5		44,469	7.1		46,963	7.4
Fixed assets:									
Tangible fixed assets		143			128			135	
Intangible fixed assets		4			11			12	
Investments and other assets									
Investments in subsidiaries	571,066			583,215			583,171		
Other fixed assets	1,894	572,960		1,748	584,964		1,733	584,904	
Total fixed assets		573,109	93.5		585,104	92.9		585,052	92.6
Total assets		613,016	100.0		629,573	100.0		632,016	100.0
Liabilities:									
Current liabilities:									
Other current liabilities		19,779			25,532			27,987	
Total current liabilities		19,779	3.2		25,532	4.1		27,987	4.4
Fixed liabilities:									
Long-term debt		-			10,700			10,700	
Reserve for directors' and corporate auditors' retirement benefits		209			313			252	
Other fixed liabilities		1,545			1,545			1,545	
Total fixed liabilities		1,754	0.3		12,558	2.0		12,498	2.0
Total liabilities		21,533	3.5		38,091	6.1		40,485	6.4
Net Assets:									
Stockholders' equity:									
Common stock		118,595	19.3		118,595	18.8		118,595	18.8
Capital surplus:									
Additional paid-in capital	450,903			450,903			450,903		
Other capital surplus	2			4			3		
Total capital surplus		450,906	73.6		450,908	71.6		450,907	71.3
Retained earnings:									
Unappropriated retained earnings	22,392			22,572			22,524		
Total retained earnings		22,392	3.7		22,572	3.6		22,524	3.6
Treasury Stock		(412)	(0.1)		(594)	(0.1)		(496)	(0.1)
Total stockholders' equity		591,482	96.5		591,482	93.9		591,530	93.6
Total net assets		591,482	96.5		591,482	93.9		591,530	93.6
Total liabilities and net assets		613,016	100.0		629,573	100.0		632,016	100.0

Unaudited Non-Consolidated Statement of Operations

(Millions of yen)

	Six months ended September 30 2006 Amount		%	Six months ended September 30 2007 Amount		%	Year ended March 31, 2007 Amount		%
Operating income:									
Dividends on investments in subsidiaries	13,546			16,129			13,546		
Fees and commissions received from subsidiaries	1,402	14,949	100.0	1,588	17,718	100.0	2,852	16,399	100.0
Operating expenses:									
General and administrative expenses		1,429	9.6		1,560	8.8		2,596	15.8
Operating profit		13,519	90.4		16,158	91.2		13,802	84.2
Non-operating income		13	0.1		47	0.3		43	0.3
Non-operating expenses		-	-		81	0.5		16	0.1
Ordinary profit		13,532	90.5		16,124	91.0		13,829	84.3
Extraordinary losses		124	0.8		-	-		127	0.8
Income before income taxes		13,408	89.7		16,124	91.0		13,702	83.6
Current income taxes	(51)			81			107		
Deferred income taxes	3	(48)	(0.3)	(11)	69	0.4	6	114	0.7
Net income		13,456	90.0		16,054	90.6		13,588	82.9

Unaudited Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity								Total net assets
	Common stock	Capital surplus			Retained earnings		Treasury stock	Total	
		Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings			
Balance as of March 31, 2006	118,595	450,903	1	450,905	22,520	22,520	(322)	591,698	591,698
Changes in the period									
Dividends					(13,544)	(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors					(39)	(39)		(39)	(39)
Net income					13,456	13,456		13,456	13,456
Acquisition of treasury stock							(91)	(91)	(91)
Disposal of treasury stock			1	1			2	3	3
Total changes in the period	-	-	1	1	(127)	(127)	(89)	(215)	(215)
Balance as of September 30, 2006	118,595	450,903	2	450,906	22,392	22,392	(412)	591,482	591,482

(Millions of yen)

	Stockholders' equity								Total net assets
	Common stock	Capital surplus			Retained earnings		Treasury stock	Total	
		Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings			
Balance as of March 31, 2007	118,595	450,903	3	450,907	22,524	22,524	(496)	591,530	591,530
Changes in the period									
Dividends					(16,006)	(16,006)		(16,006)	(16,006)
Bonus to directors and corporate auditors								-	-
Net income					16,054	16,054		16,054	16,054
Acquisition of treasury stock							(104)	(104)	(104)
Disposal of treasury stock			1	1			6	7	7
Total changes in the period	-	-	1	1	48	48	(97)	(47)	(47)
Balance as of September 30, 2007	118,595	450,903	4	450,908	22,572	22,572	(594)	591,482	591,482

(Millions of yen)

	Stockholders' equity								Total net assets
	Common stock	Capital surplus			Retained earnings		Treasury stock	Total	
		Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings			
Balance as of March 31, 2006	118,595	450,903	1	450,905	22,520	22,520	(322)	591,698	591,698
Changes in the period									
Dividends					(13,544)	(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors					(39)	(39)		(39)	(39)
Net income					13,588	13,588		13,588	13,588
Acquisition of treasury stock							(179)	(179)	(179)
Disposal of treasury stock			2	2			5	8	8
Total changes in the period	-	-	2	2	3	3	(174)	(167)	(167)
Balance as of March 31, 2007	118,595	450,903	3	450,907	22,524	22,524	(496)	591,530	591,530

(Reference)

Financial Data of the Three Life Insurance Companies for the Six Months Ended September 30, 2007

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Six Months Ended September 30, 2007	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	3,213.6	(7.4%)	724.0	(38.5%)	2,425.7	8.3%	63.9	18.2%
Surrender and lapse amount	2,565.9	(3.3%)	693.5	(7.5%)	1,783.1	1.0%	89.2	(35.7%)
Surrender and lapse rate			3.93%	(0.33points)	4.49%	0.08points	3.54%	(1.67points)
Policy amount in force	59,719.1	(0.9%)	17,367.0	(2.2%)	39,906.6	(0.2%)	2,445.5	(3.3%)
Annualized premiums of new policies	62.7	(6.5%)	16.4	(12.5%)	37.5	(10.7%)	8.7	39.8%
3rd sector products	6.7	(23.9%)	4.6	(32.4%)	2.0	7.1%	-	(100.0%)
Annualized premiums of total policies	1,439.5	(0.6%)	649.3	(4.5%)	691.9	0.3%	98.2	26.0%
3rd sector products	175.6	(1.6%)	111.4	(0.1%)	57.8	(3.3%)	6.3	(10.8%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: (0.3%); Taiyo Life: (1.6%); Daido Life: 0.4%; T&D Financial Life: (3.1%)

2. Summary of Operations

(Billions of yen)

Six Months Ended September 30, 2007	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	1,138.4	2.5%	505.1	(2.6%)	570.7	8.8%	97.7	7.0%
Income from insurance premiums	837.9	(4.9%)	330.3	(9.1%)	419.5	(2.9%)	88.0	2.9%
Investment income	217.2	10.9%	108.9	(6.4%)	106.8	34.7%	4.9	89.9%
Ordinary expenses	1,037.7	1.0%	469.9	(1.9%)	501.2	6.6%	102.7	4.8%
Insurance claims and other payments	834.6	2.3%	376.7	(2.5%)	407.8	7.0%	50.0	4.5%
Investment expenses	62.5	(13.7%)	35.6	2.8%	27.9	9.6%	0.2	(98.2%)
Ordinary profit (losses)	100.7	21.0%	35.2	(11.4%)	69.4	28.5%	(5.0)	(26.0%)
Extraordinary gains	5.3	1,045.5%	0.2	379.4%	5.0	971.5%	-	(100.0%)
Extraordinary losses	16.9	16.0%	10.7	115.5%	6.2	(30.2%)	0.0	(98.8%)
Provision for reserve for policyholder dividends	25.6	24.4%	6.9	(3.9%)	18.5	46.1%	0.1	(80.8%)
Income before income taxes	63.4	31.0%	17.7	(35.5%)	49.7	51.1%	(5.1)	(38.3%)
Income taxes	30.3	47.3%	7.9	(23.7%)	22.7	69.3%	(1.5)	(38.2%)
Net income (loss)	33.0	18.9%	9.8	(42.7%)	27.0	38.5%	(3.6)	(38.3%)

Notes:

1. Income taxes include current income taxes and deferred income taxes.

2. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures. Simple sum of all three companies' income from insurance premiums and others is 837.9 billion yen.

3. Key Indicators

(Billions of yen)

Six Months Ended September 30, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	94.5	12.2%	30.5	10.2%	67.3	12.8%	(3.3)	3.9%
Amount of negative spread			6.5	(6.1)	(Note) -	-	1.9	(0.0)

Note: Daido Life has a positive spread of 11.0 billion yen.

As of September 30, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			1,153.9%	53.5points	1,266.1%	(54.5points)	1,080.5%	(109.2points)
Adjusted net asset	2,002.5	(5.2)	893.3	58.6	1,045.1	(64.5)	64.1	0.6
Net unrealized gains on securities	997.9	(47.4)	547.9	48.2	450.9	(95.4)	(0.9)	(0.1)
Domestic bonds	23.4	(2.4)	11.8	3.6	12.5	(6.1)	(1.0)	0.0
Domestic stocks	643.4	(30.8)	448.6	22.9	194.7	(53.7)	-	-
Foreign securities	87.0	23.3	82.4	28.6	4.6	(5.1)	(0.0)	(0.0)
Other securities	220.0	(32.4)	5.5	(7.3)	214.4	(24.9)	0.0	(0.1)
Monetary trusts	23.7	(5.9)	-	-	23.7	(5.9)	-	-
Net unrealized gains on real estate	27.9	(0.8)	12.9	1.2	15.0	(2.1)	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4. Adjusted book value on EV (Embedded Value) are as follows: sum of three companies, 1,303.7 billion yen (up 4.8 billion yen from the previous fical year end); Taiyo Life, 594.1 billion yen (up 39.3 billion yen); Daido Life, 669.3 billion yen (down 32.6 billion yen); T&D Financial Life, 40.2 billion yen (down 1.8 billion yen). Calculating method of adjusted book value on EV is as follows:

Adjusted book value on EV = total net assets (excluding valuation gains/losses and translation adjustment)

+ quasi-equity liabilities (reserve for prce fluctuations, contingency reserve, and unallocated portion of reserve for policyholder dividends)

+ general reserve for possible loan losses (after-tax)

+ net unrealized gains/losses on securities

(after-tax, excluding net unrealized gains/losses on yen denominated bonds, and including gains/losses on derivative transactions)

+ net unrealized gains/losses on real estate (after-tax)

- deferred tax assets for quasi-equity liabilities

(Reference)

Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

The earnings forecasts for the year ending March 31, 2008 have not been changed from those announced on May 17, 2007.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2007	Forecast for the Year Ending March 31, 2008	Percentage of Change (%)
Ordinary Revenues	2,286.0	2,180	(4.6%)
Ordinary Profit	158.1	130	(17.8%)
Net Income	38.7	37	(4.6%)

Projected annual dividend per share for the year ending March 31, 2008 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	900	990	350
% change	(11.1%)	(6.8%)	31.5%
Ordinary Profit	52	93	(20)
% change	0.7%	(23.3%)	47.8%
Net Income	12	37	(14)
% change	(10.6%)	(14.3%)	30.6%

Note: "% Change" represents the change from the year ended March 31, 2007.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	160	56	115	(11)
% change	(7.7%)	3.7%	(8.6%)	70.4%
Income from Insurance Premiums	1,660	640	850	170
% change	(8.4%)	(9.3%)	(1.8%)	(29.4%)
Negative Spread		23	3	4
% change		(6.7%)	-	(2.9%)
New Policy Amount	6,000	1,530	4,350	120
% change	(9.6%)	(28.1%)	0.5%	(33.2%)
Policy Amount in Force	59,300	17,190	39,770	2,340
% change	(1.0%)	(2.6%)	0.1%	(7.3%)
Surrender and Lapse Rate		8.0%	8.5%	7.6%
change		(0.55 points)	(0.54 points)	(1.51 points)

Notes:

1. "% Change" represents the change from the year ended March 31, 2007.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

3. Regarding negative spread, Daido Life has a positive spread of 8.3 billion yen for the year ended March 31, 2007.

4. Taiyo Life's forecasts for the year ending March 31, 2008 have been revised as follows:
New policy amount:2,020 billion yen(initial) to 1,530 billion yen(revised); policy amount in force: 17,700 billion yen(initial) to 17,190 billion yen(revised)

5. T&D Financial Life's forecasts for the year ending March 31, 2008 have been revised as follows:
Income from insurance premiums: 340 billion yen(initial) to 170 billion yen(revised); new policy amount:290 billion yen(initial) to 120 billion yen(revised); policy amount in force: 2,500 billion yen(initial) to 2,340 billion yen(revised)

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2007)

November 15, 2007

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2007 (April 1, 2007 - September 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2007	¥505,182 million	(2.6)	¥35,209 million	(11.4)	¥30,542 million	10.2	¥9,827 million	(42.7)
Six months ended September 30, 2006	¥518,666 million	(9.9)	¥39,731 million	77.9	¥27,721 million	69.9	¥17,145 million	259.8
Year ended March 31, 2007	¥1,012,017 million	-	¥51,662 million	-	¥53,984 million	-	¥13,416 million	-

	Net Income Per Share
Six months ended September 30, 2007	¥6,551.53
Six months ended September 30, 2006	¥11,430.14
Year ended March 31, 2007	¥8,944.39

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2007	¥6,549,192 million	¥462,895 million	7.1%	¥308,596.92
As of September 30, 2006	¥6,491,309 million	¥370,878 million	5.7%	¥247,252.04
As of March 31, 2007	¥6,552,504 million	¥430,592 million	6.6%	¥287,061.52

Note: Shareholder's equity: as of September 30, 2007: ¥462,895 million; as of September 30, 2006: ¥370,878 million; as of March 31, 2007: ¥430,592 million

2. Dividends

	Annual Dividends per Share	Interim	Year-End
Year ended March 31, 2007	¥4,072.00	¥-	¥4,072.00
Year ending March 31, 2008	¥-	¥-	¥-

3. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Taiyo Life's forecasts are omitted. Please refer to T&D Holdings' *"Forecasts for the Fiscal Year Ending March 31, 2008"* section in this material *"Financial Summary for the Six Months ended September 30, 2007"*.

4. Others

(1) Changes in Method of Accounting:

Changes due to the revision of accounting standards: Applicable
Changes due to other factors: None

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the term: as of September 30, 2007: 1,500,000; as of September 30, 2006: 1,500,000; as of March 31, 2007: 1,500,000
Number of treasury stock at the end of the term: None
Average number of outstanding shares during the term: for the six months ended September 30, 2007:1,500,000; for the six months ended September 30, 2006: 1,500,000; for the fiscal year ended March 31, 2007: 1,500,000

Taiyo Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Assets:						
Cash and deposits	35,960	0.6	49,469	0.8	30,965	0.5
Cash	1,061		773		1,040	
Deposit	34,899		48,696		29,925	
Call loans	138,500	2.1	100,000	1.5	170,800	2.6
Monetary claims purchased	142,433	2.2	158,281	2.4	155,228	2.4
Securities	4,462,827	68.8	4,514,766	68.9	4,485,211	68.5
Government bonds	749,702		1,085,918		910,444	
Municipal bonds	588,771		459,450		535,207	
Corporate bonds	1,356,394		997,102		1,182,805	
Domestic stocks	834,867		854,544		873,267	
Foreign securities	866,223		990,245		865,958	
Other securities	66,868		127,506		117,528	
Loans	1,496,602	23.1	1,513,000	23.1	1,502,246	22.9
Policy loans	107,009		102,607		105,316	
Commercial loans	1,389,592		1,410,393		1,396,930	
Tangible fixed assets	166,217	2.6	162,666	2.5	163,456	2.5
Land	99,929		98,867		98,452	
Buildings	65,758		62,893		64,558	
Construction in progress	53		489		3	
Other tangible fixed assets	475		415		441	
Intangible fixed assets	9,481	0.1	9,271	0.1	9,619	0.1
Software	9,012		8,840		9,157	
Other intangible fixed assets	468		431		462	
Due from reinsurers	9	0.0	31	0.0	19	0.0
Other assets	40,909	0.6	44,297	0.7	37,321	0.6
Accounts receivable	5,244		5,064		4,066	
Prepaid expenses	1,719		1,657		738	
Accrued income	28,386		26,604		25,471	
Deposit for rent	853		903		849	
Derivatives	88		3,979		1,233	
Suspense payable	1,502		2,972		1,853	
Other assets	3,113		3,115		3,107	
Reserve for possible loan losses	(1,632)	(0.0)	(2,592)	(0.0)	(2,364)	(0.0)
Total assets	6,491,309	100.0	6,549,192	100.0	6,552,504	100.0

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Policy reserves	5,872,552	90.5	5,780,965	88.3	5,836,539	89.1
Reserve for outstanding claims	21,203		22,007		22,121	
Policy reserve	5,785,982		5,699,058		5,751,111	
Reserve for policyholder dividends	65,365		59,899		63,306	
Due to reinsurers	43	0.0	39	0.0	36	0.0
Subordinated bonds	20,000	0.3	20,000	0.3	20,000	0.3
Other liabilities	77,349	1.2	71,763	1.1	74,626	1.1
Subordinated payable	35,000		35,000		35,000	
Income taxes payable	2,176		1,894		2,817	
Accounts payable	11,454		9,166		11,976	
Accrued expenses	9,690		9,752		10,598	
Unearned income	566		627		630	
Deposit received	855		956		727	
Guarantee deposits	6,109		6,496		6,558	
Derivatives	9,795		6,660		5,508	
Suspense receipt	1,697		1,206		806	
Other liabilities	3		3		3	
Reserve for bonus to directors and corporate auditors	20	0.0	24	0.0	40	0.0
Reserve for employees' retirement benefits	32,327	0.5	31,804	0.5	31,718	0.5
Reserve for directors' and corporate auditors' retirement benefits	1,417	0.0	1,643	0.0	1,481	0.0
Reserve for price fluctuations	29,437	0.5	52,959	0.8	42,563	0.6
Deferred tax liabilities	76,020	1.2	116,309	1.8	104,118	1.6
Deferred tax liabilities on land revaluation	11,262	0.2	10,787	0.2	10,787	0.2
Total liabilities	6,120,431	94.3	6,086,297	92.9	6,121,912	93.4
Net assets:						
Common stock	37,500	0.6	37,500	0.6	37,500	0.6
Capital surplus	37,500	0.6	37,500	0.6	37,500	0.6
Retained earnings	88,771	1.4	88,978	1.4	85,884	1.3
Other retained earnings	88,771		88,978		85,884	
Provision for advanced depreciation on real estate	625		604		611	
General reserve	40,000		40,000		40,000	
Unappropriated retained earnings	48,146		48,374		45,273	
Total stockholders' equity	163,771	2.5	163,978	2.5	160,884	2.5
Net unrealized gains on securities	255,034	3.9	347,095	5.3	318,499	4.9
Gains on deferred hedge	(268)	(0.0)	(302)	(0.0)	(290)	(0.0)
Land revaluation	(47,660)	(0.7)	(47,876)	(0.7)	(48,501)	(0.7)
Total valuation and translation adjustments	207,106	3.2	298,916	4.6	269,707	4.1
Total net assets	370,878	5.7	462,895	7.1	430,592	6.6
Total liabilities and net assets	6,491,309	100.0	6,549,192	100.0	6,552,504	100.0

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Ordinary revenues	518,666	100.0	505,182	100.0	1,012,017	100.0
Income from insurance premiums	363,388		330,321		705,582	
Insurance premiums	363,258		330,267		705,293	
Ceded reinsurance recoveries	130		53		289	
Investment income	116,357		108,917		211,893	
Interest, dividends and income from real estate for rent	69,054		73,181		137,257	
Interest income from deposits	31		102		127	
Interest income and dividends from securities	45,728		51,666		93,403	
Interest income from loans	15,309		15,286		30,279	
Interest from real estate for rent	3,625		3,929		7,423	
Other income from interest and dividends	4,360		2,195		6,023	
Gains from monetary trust, net	0		-		0	
Gains on sales of securities	47,202		35,403		74,223	
Foreign exchange gains, net	17		81		-	
Other investment income	83		136		155	
Gains on separate accounts, net	-		114		256	
Other ordinary income	38,919		65,943		94,541	
Income related to withheld insurance claims and other payments for future annuity payments	457		150		705	
Income due to withheld insurance payments	11,879		12,353		30,808	
Reversal of reserve for outstanding claims	-		113		-	
Reversal of policy reserve	25,147		52,053		60,018	
Reversal of reserve for employees' retirement benefits	199		-		809	
Other ordinary income	1,235		1,271		2,199	
Ordinary expenses	478,935	92.3	469,972	93.0	960,354	94.9
Insurance claims and other payments	386,532		376,745		772,881	
Insurance claims	197,175		175,327		383,215	
Annuity payments	64,023		69,755		128,527	
Insurance benefits	51,171		52,088		105,102	
Surrender payments	47,940		45,391		95,662	
Other payments	26,080		34,054		60,111	
Reinsurance premiums	141		127		262	
Provision for policy and other reserves	767		47		1,731	
Provision for reserve for outstanding claims	726		-		1,643	
Interest portion of reserve for policyholder dividends	41		47		87	
Investment expenses	34,717		35,672		70,357	
Interest expenses	810		865		1,624	
Losses on sales of securities	21,598		16,818		45,329	
Devaluation losses on securities	22		4,465		99	
Losses from derivatives, net	8,858		10,351		15,668	
Foreign exchange losses, net	-		-		422	
Provision for reserve for possible loan losses	-		228		684	
Write-off of loans	8		10		-	
Depreciation of real estate for rent	1,223		1,207		2,485	
Other investment expenses	2,185		1,724		4,044	
Losses on separate accounts, net	10		-		-	
Operating expenses	39,558		38,299		78,811	
Other ordinary expenses	17,359		19,207		36,572	
Payments related to withheld insurance claims	11,297		12,457		24,496	
Taxes	2,475		2,344		4,868	
Depreciation	2,610		2,566		5,199	
Provision of reserve for employee's retirement benefits	-		85		-	
Other ordinary losses	976		1,753		2,007	
Ordinary profit	39,731	7.7	35,209	7.0	51,662	5.1

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Extraordinary gains	58	0.0	282	0.1	3,971	0.4
Gains on disposal of fixed assets	12		282		1,315	
Reversal of reserve for possible loan losses	46		-		-	
Recoveries of bad debts previously written-off	0		0		11	
Gains on sales of stocks of affiliated companies	-		-		2,644	
Extraordinary losses	4,998	1.0	10,770	2.1	18,611	1.8
Losses on disposal and devaluation of fixed assets	45		71		142	
Impairment loss	1,373		302		1,373	
Provision for reserve for price fluctuations	3,377		10,396		16,503	
Headquarters removal costs	202		-		274	
Other extraordinary losses	-		-		316	
Provision for reserve for policyholder dividends	7,219	1.4	6,935	1.4	15,040	1.5
Income before income taxes	27,572	5.3	17,785	3.5	21,983	2.2
Current income taxes	12,426	2.4	10,978	2.2	17,824	1.8
Deferred income taxes	(1,999)	(0.4)	(3,020)	(0.6)	(9,258)	(0.9)
Net income	17,145	3.3	9,827	1.9	13,416	1.3

Supplementary Materials for the Six Months Ended September 30, 2007

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights

2. Indices Concerning Accounting

3. Status of General Account Assets

1. Insurance Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007						As of March 31, 2007	
	Number	Amount	Number	% Change	% Change from previous FYE	Amount	% Change	% Change from previous FYE	Number	Amount
Individual insurance	3,272	138,328	3,064	93.6	96.9	136,017	98.3	98.4	3,163	138,203
Individual annuities	1,339	39,163	1,296	96.8	98.8	37,652	96.1	98.5	1,312	38,241
Sub total	4,611	177,492	4,361	94.6	97.4	173,670	97.8	98.4	4,476	176,445
Group insurance	-	104,002	-	-	-	104,724	100.7	103.6	-	101,102
Group annuities	-	7,830	-	-	-	7,839	100.1	99.0	-	7,917

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % Changes are presented in comparison with the same term of previous fiscal year (hereinafter, same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Six months ended September 30, 2006					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	144	92.7	11,712	78.7	8,427	3,284
Individual annuities	5	341.8	53	-	149	(96)
Sub total	149	95.3	11,765	79.7	8,577	3,188
Group insurance	-	-	221	55.6	221	-
Group annuities	-	-	-	-	-	-

Category	Six months ended September 30, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	98	68.5	6,756	57.7	5,525	1,231
Individual annuities	19	351.6	483	912.0	522	(38)
Sub total	118	79.0	7,240	61.5	6,047	1,192
Group insurance	-	-	524	236.8	524	-
Group annuities	-	-	0	-	0	-

Category	Year ended March 31, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	271	87.4	21,070	73.6	15,440	5,630
Individual annuities	14	408.9	203	-	372	(169)
Sub total	285	91.0	21,273	75.0	15,812	5,460
Group insurance	-	-	510	39.4	510	-
Group annuities	-	-	0	3.9	0	-

Notes: 1. The number of new policies includes increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

a) Policies in force

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007			As of March 31, 2007	
	Amount	% Change	Amount	% Change	% Change from previous FYE	Amount	% Change
Individual insurance	473,739	94.4	444,310	93.8	97.0	458,215	94.0
Individual annuities	205,966	97.7	204,994	99.5	100.2	204,601	98.5
Total	679,706	95.4	649,304	95.5	98.0	662,816	95.3
3rd sector products, included	111,500	103.8	111,428	99.9	99.4	112,107	102.4

b) New policies

(Millions of Yen, %)

Category	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	17,927	82.6	12,807	71.4	34,139	80.5
Individual annuities	842	-	3,621	430.1	2,462	-
Total	18,769	88.1	16,428	87.5	36,601	87.7
3rd sector products, included	6,909	99.9	4,673	67.6	13,129	92.1

Notes: 1. *The new policies include net increase from conversion.*
2. *The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*
3. *The amounts are calculated by multiplying monthly premiums by 12, and dividing single premiums by the insurance period.*

(4) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy amount in force

(100 Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	67,149	37.8	58,879	33.9	62,904	35.7
Semi-participating	41,637	23.5	41,234	23.7	41,238	23.4
Non-participating	68,705	38.7	73,556	42.4	72,302	41.0
Total	177,492	100.0	173,670	100.0	176,445	100.0

b) New policy amount

(100 Millions of Yen, %)

Category	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	1	0.0	2	0.0
Semi-participating	1,256	14.6	1,291	21.4	2,449	15.5
Non-participating	7,318	85.3	4,754	78.6	13,361	84.5
Total	8,577	100.0	6,047	100.0	15,812	100.0

Notes: 1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *The new policy amounts do not include net increase from conversion.*

(5) Average Amount of New Policies and Policies in Force (Individual insurance)

(Thousands of Yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Average amount of new policies	6,727	6,091	6,482
Average policy amount in force	4,226	4,438	4,368

Note: The average amount of new policies does not include increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Individual insurance	6.21	4.00	11.38
Individual annuities	0.37	1.37	0.93
Sub total	4.88	3.43	8.99
Group insurance	0.21	0.52	0.49

Notes: 1. The above figures do not include increase from conversion.
2. The figures of the six months ended September 30, 2007 and 2006 are not annualized.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Individual insurance	5.27	4.81	10.59
Individual annuities	0.84	0.75	1.64
Sub total	4.26	3.93	8.55
Group insurance	0.08	0.00	1.85

Note: The figures of the six months ended September 30, 2007 and 2006 are not annualized.

(8) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Six months ended September 30, 2006				Six months ended September 30, 2007				Year ended March 31, 2007	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	82	84.6	7,158	93.1	77	93.1	6,648	92.9	168	14,379
Individual annuities	11	77.3	336	77.1	9	82.9	286	85.2	22	659
Sub total	94	83.7	7,494	92.2	86	91.8	6,935	92.5	190	15,038
Group insurance	-	-	84	246.4	-	-	1	1.3	-	1,937

(9) Average Insurance Premium of Individual Insurance New Policies (Monthly payment)

(Yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Average insurance premium	11,943	11,951	12,006

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Amount of negative spread	12,692	6,522	24,638
Investment yield on core profit (annualized)	2.30%	2.49%	2.30%
Average assumed investment yield (annualized)	2.75%	2.73%	2.74%
Individual insurance & individual annuities, included	2.98%	2.97%	2.98%
Policy reserve in general account	5,685,477	5,601,421	5,625,033

Notes:
1. *Method of calculating negative spread:*
   (Investment yield on core profit [1.24%] - Average assumed investment yield [1.35%])
   x Policy reserve in general account [5,601.4 billion yen]
2. *The investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.*
3. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
4. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*
5. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
   Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Rate based on number of policies	3.14‰	3.27‰	6.49‰
Rate based on policy amount	1.11‰	1.13‰	2.27‰

Notes:
1. *The above figures represent the rates of paid policies against passed policies.*
2. *1‰ (per mille) represents 1/1000.*
3. *The figures of the six months ended September 30, 2007 and 2006 are not annualized.*

2. Indices Concerning Accounting

(1) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Insurance claims	Death benefits	7,381	7,676	8,005
	Accidental death benefits	335	382	457
	Disability benefits	831	1,106	923
	Maturity benefits	922	1,300	674
	Others	342	669	464
	Sub total	9,813	11,135	10,524
Annuity payments		714	1,096	807
Insurance benefits		5,568	5,948	5,899
Surrender payments		4,614	3,360	4,378
Deferred insurance benefits		90	130	83
Total, including others		21,203	22,007	22,121

(2) Policy Reserve

(Millions of Yen)

Category			As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Policy reserve (excluding contingency reserve)	Individual insurance		2,401,013	2,325,506	2,359,352
		General accounts	2,400,326	2,324,916	2,358,753
		Separate accounts	687	590	598
	Individual annuities		2,510,862	2,489,633	2,498,927
		General accounts	2,510,862	2,489,633	2,498,927
		Separate accounts	-	-	-
	Group insurance		11,152	11,243	11,547
		General accounts	11,152	11,243	11,547
		Separate accounts	-	-	-
	Group annuities		783,019	783,909	791,738
		General accounts	783,019	783,909	791,738
		Separate accounts	-	-	-
	Others		3,968	4,046	3,996
		General accounts	3,968	4,046	3,996
		Separate accounts	-	-	-
	Sub total		5,710,016	5,614,340	5,665,562
		General accounts	5,709,328	5,613,750	5,664,963
		Separate accounts	687	590	598
Contingency reserve	I		45,195	36,713	45,538
	II		30,760	40,000	40,000
	III		10	11	10
	IV		-	7,992	-
	Sub total		75,966	84,718	85,549
Total			5,785,982	5,699,058	5,751,111
		General accounts	5,785,295	5,698,468	5,750,513
		Separate accounts	687	590	598

(3) Policy Reserve Calculating Methods and Ratios

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%	100.0%

Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuities.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Other Reserves

(Millions of Yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses	1,632	(47)	2,592	228	2,364	683
General reserve	1,431	(50)	1,672	225	1,447	(35)
Specific reserve	200	3	920	3	916	719
Reserve for bonus to directors and corporate auditors	20	20	24	(16)	40	40
Reserve for directors' and corporate auditors' retirement benefits	1,417	167	1,643	161	1,481	231
Reserve for price fluctuations	29,437	3,377	52,959	10,396	42,563	16,503

Note: Increase (Decrease) is presented in comparison with the end of the previous fiscal year.

(5) Insurance Premiums

a) Payment method

(Millions of Yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Individual insurance	242,446	215,796	478,697
[Single premiums]	39,791	22,853	74,098
[Annual payment]	5,516	5,220	10,381
[Semi-annual payment]	641	588	1,255
[Monthly payment]	196,496	187,133	392,962
Individual annuities	46,932	55,746	97,820
[Single premiums]	7,387	17,209	18,828
[Annual payment]	-	-	0
[Semi-annual payment]	-	-	-
[Monthly payment]	39,544	38,537	78,991
Group insurance	17,221	16,953	34,776
Group annuities	56,076	41,163	92,801
Total, including others	363,258	330,267	705,293

b) Year

(Millions of Yen)

Category		Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Individual insurance and annuities	First year	61,585	52,198	120,771
	Second and subsequent years	227,793	219,344	455,745
	Sub total	289,378	271,542	576,517
Group insurance	First year	216	126	379
	Second and subsequent years	17,004	16,826	34,397
	Sub total	17,221	16,953	34,776
Group annuities	First year	3,910	266	4,048
	Second and subsequent years	52,166	40,897	88,753
	Sub total	56,076	41,163	92,801
Total, including others	First year	65,733	52,616	125,241
	Second and subsequent years	297,524	277,651	580,051
	Total	363,258	330,267	705,293
	% Change	(14.2%)	(9.1%)	(14.3%)

(6) Insurance Claims

(Millions of Yen)

Category	Six months ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2007	Year ended March 31, 2007
Death benefits	24,480	13,826	1,693	9,001	-	-	1	24,522	49,665
Accidental death benefits	576	527	-	39	-	-	-	566	1,248
Disability benefits	1,133	780	60	588	-	-	-	1,429	2,365
Maturity benefits	170,755	133,760	-	0	14,590	-	-	148,351	329,297
Others	228	455	2	0	-	-	0	457	638
Total	197,175	149,349	1,756	9,629	14,590	-	1	175,327	383,215

(7) Annuity Payments

(Millions of Yen)

Six months ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2007	Year ended March 31, 2007
64,023	-	62,020	213	7,478	43	-	69,755	128,527

(8) Insurance Benefits

(Millions of Yen)

Category	Six months ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2007	Year ended March 31, 2007
Death benefits	2,975	433	2,542	1	-	-	-	2,977	6,141
Hospitalization benefits	11,025	10,976	130	11	-	-	41	11,159	22,002
Operation benefits	5,084	5,225	89	-	-	-	-	5,315	10,251
Injury benefits	32	35	-	9	-	-	-	45	58
Survival benefits	13,754	11,975	-	-	-	48	-	12,023	33,837
Others	18,299	64	11	8	20,481	-	0	20,567	32,810
Total	51,171	28,711	2,773	32	20,481	48	41	52,088	105,102

(9) Surrender Payments

(Millions of Yen)

Six months ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2007	Year ended March 31, 2007
47,940	29,373	13,457	4	2,478	78	-	45,391	95,662

(10) Operating Expenses

(Millions of Yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Sales Activity Related Expenses	10,792	9,278	20,855
In-house sales representative expenses	10,452	9,028	20,172
Sales agent expenses	108	97	219
Underwriting expenses	231	153	464
Sales Administrative Expenses	3,762	3,011	7,202
Administrative / operational expenses	2,602	2,110	4,930
Expenses for training of in-house sales representatives	1,107	749	1,716
Advertising expenses	51	151	554
General Administrative Expenses	25,004	26,009	50,753
Personnel expenses	10,839	10,955	21,395
Non-Personnel Expenses	13,188	14,123	27,406
[Donation and others]	[12]	[18]	[17]
Contributions	334	321	668
Burden charges	642	609	1,283
Total	39,558	38,299	78,811

Notes:
1. *Major non-personnel expenses are system-related costs, shop costs and welfare expenses.*
2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*
3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(11) Operating Expense Ratio (Against insurance premiums)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
10.9%	11.6%	11.2%

3. Status of General Account Assets

(1) Investment Performance

a) Overview

Taiyo Life's general account assets as of September 30, 2007 totaled ¥6,542.2 billion, down ¥3.4 billion from the previous fiscal year-end.

In terms of major asset allocation, in order to pursue a stable income flow, the Company focused on investments on yen interest income assets such as yen-denominated public and corporate bonds and loans, and replaced public and corporate bonds through purchase and sale when interest rates rise.
As for other than yen interest income assets, the Company diversified investments to domestic stocks and foreign bonds within tolerable risk levels, and allocated its assets corresponding to financial market environments for profitability improvement.

b) Investment income and expenses

Investment income for six months ended September 30, 2007 decreased by ¥7.5 billion from the same term of the previous fiscal year, to ¥108.8 billion, due to a decrease of gains on sales of securities, while an increase of interest, dividend and income from real estate for rent.
Investment expenses totaled ¥35.6 billion, up ¥0.9 billion, due mainly to an increase of devaluation losses on securities, while a decrease of losses on sales of securities.
As a result, net investment income/ expenses totaled ¥73.1 billion, down ¥8.5 billion from the same term of the previous fiscal year.

Net unrealized gains/ losses on securities *(See Note)* were ¥547.9 billion, up ¥48.2 billion from the previous fiscal year-end, due mainly to a rise in foregn stock prices.

Note: Net unrealized gains/ losses on securities represent those with market value.

(2) Asset Composition

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	174,144	2.7	149,244	2.3	201,562	3.1
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	142,433	2.2	158,281	2.4	155,228	2.4
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-
Securities	4,456,510	68.7	4,508,106	68.9	4,478,636	68.4
Domestic bonds	2,693,084	41.5	2,540,505	38.8	2,626,478	40.1
Domestic stocks	832,491	12.8	852,199	13.0	870,930	13.3
Foreign securities	864,065	13.3	987,895	15.1	863,699	13.2
Bonds	596,229	9.2	628,992	9.6	581,817	8.9
Stocks, etc.	267,836	4.1	358,902	5.5	281,882	4.3
Other securities	66,868	1.0	127,506	1.9	117,528	1.8
Loans	1,496,602	23.1	1,513,000	23.1	1,502,246	23.0
Policy loans	107,009	1.7	102,607	1.6	105,316	1.6
Commercial loans	1,389,592	21.4	1,410,393	21.6	1,396,930	21.3
Property and equipment	165,742	2.6	162,251	2.5	163,014	2.5
Deferred tax assets	-	-	-	-	-	-
Deferred tax assets concerning revaluation	-	-	-	-	-	-
Other assets	50,845	0.8	53,989	0.8	47,359	0.7
Reserve for possible loan losses	(1,632)	(0.0)	(2,592)	(0.0)	(2,364)	(0.0)
Total	6,484,645	100.0	6,542,280	100.0	6,545,684	100.0
Foreign currency denominated assets, included	788,790	12.2	857,162	13.1	776,976	11.9

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Cash and deposits, call loans	15,437	(52,318)	42,855
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	18,074	3,052	30,869
Securities under proprietary accounts	-	-	-
Monetary trusts	(50)	-	(50)
Securities	(93,987)	29,470	(71,861)
Domestic bonds	21,931	(85,973)	(44,675)
Domestic stocks	(101,501)	(18,730)	(63,063)
Foreign securities	761	124,195	396
Bonds	(22,971)	47,175	(37,383)
Stocks, etc.	23,733	77,020	37,779
Other securities	(15,179)	9,977	35,480
Loans	(39,231)	10,753	(33,587)
Policy loans	(2,108)	(2,709)	(3,801)
Commercial loans	(37,123)	13,463	(29,785)
Property and equipment	(2,738)	(763)	(5,466)
Deferred tax assets	-	-	-
Deferred tax assets concerning revaluation	-	-	-
Other assets	1,796	6,629	(1,689)
Reserve for possible loan losses	47	(228)	(683)
Total	(100,652)	(3,404)	(39,612)
Foreign currency denominated assets, included	(4,563)	80,185	(16,378)

(4) Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	69,054	73,181	137,257
Interest income from deposits	31	102	127
Interest income and dividends from securities	45,728	51,666	93,403
Interest income from loans	15,309	15,286	30,279
Income from real estate for rent	3,625	3,929	7,423
Other income from interest and dividends	4,360	2,195	6,023
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	0	-	0
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	47,202	35,403	74,223
Gains on sale of domestic bonds	429	169	895
Gains on sale of domestic stocks	40,258	20,423	61,881
Gains on sale of foreign securities	6,514	14,810	11,446
Other	-	-	-
Gains on redemption of securities	-	-	-
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	17	81	-
Other investment income	83	136	155
Total	116,357	108,803	211,636

(5) Investment Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interest expenses	810	865	1,624
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	21,598	16,818	45,329
Losses on sale of domestic bonds	2,317	6,616	13,843
Losses on sale of domestic stocks	12,593	4,978	19,256
Losses on sale of foreign securities	6,687	5,224	12,229
Others	-	-	-
Devaluation losses on securities	22	4,465	99
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	22	4,465	99
Devaluation losses on foreign securities	-	-	-
Others	-	-	-
Amortization of securities	-	-	-
Losses from derivatives, net	8,858	10,351	15,668
Foreign exchange losses, net	-	-	422
Provision for reserve for possible loan losses	-	228	684
Write-off of loans	8	10	-
Depreciation of real estate for rent	1,223	1,207	2,485
Other investment expenses	2,185	1,724	4,044
Total	34,707	35,672	70,357

(6) Net Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Total	81,650	73,130	141,278

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of Yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interest-rate-related gains / losses	15	3	27
Currency-related gains / losses	(8,691)	(10,128)	(15,513)
Stock-related gains / losses	(182)	(226)	(182)
Bond-related gains / losses	-	-	-
Other gains / losses	-	-	-
Total	(8,858)	(10,351)	(15,668)

(7) Securities

(Millions of Yen, %)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds		748,021	16.8	1,084,051	24.0	908,567	20.3
Municipal bonds		588,771	13.2	459,450	10.2	535,207	12.0
Corporate bonds		1,356,292	30.4	997,003	22.1	1,182,703	26.4
	Public corporation bonds, included	1,080,078	24.2	781,436	17.3	952,643	21.3
Domestic stocks		832,491	18.7	852,199	18.9	870,930	19.4
Foreign securities		864,065	19.4	987,895	21.9	863,699	19.3
	Foreign bonds	596,229	13.4	628,992	14.0	581,817	13.0
	Foreign stocks	267,836	6.0	358,902	8.0	281,882	6.3
Other securities		66,868	1.5	127,506	2.8	117,528	2.6
Total		4,456,510	100.0	4,508,106	100.0	4,478,636	100.0

(8) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		202	0.0	18	0.0	239	0.0
Mining		1,559	0.2	1,355	0.2	1,818	0.2
Construction		14,170	1.7	10,028	1.2	11,502	1.3
Manufacturing industries	Food products	6,305	0.8	4,721	0.6	7,342	0.8
	Textiles and clothing	8,079	1.0	8,737	1.0	7,824	0.9
	Pulp and paper	4,891	0.6	3,670	0.4	3,797	0.4
	Chemicals	38,577	4.6	40,558	4.8	43,610	5.0
	Medicals	17,908	2.2	12,391	1.5	16,450	1.9
	Oil and coal products	1,837	0.2	1,661	0.2	1,497	0.2
	Rubber products	2,410	0.3	1,467	0.2	1,744	0.2
	Glass and stone products	2,600	0.3	2,950	0.3	2,883	0.3
	Steel	33,543	4.0	47,530	5.6	45,530	5.2
	Non-steel metals	4,864	0.6	2,819	0.3	4,250	0.5
	Metal products	3,300	0.4	1,823	0.2	2,877	0.3
	Machinery	144,048	17.3	235,117	27.6	166,456	19.1
	Electric appliances	75,189	9.0	59,017	6.9	60,481	6.9
	Transportation vehicles	32,641	3.9	25,751	3.0	35,772	4.1
	Precision machinery	13,606	1.6	13,349	1.6	12,079	1.4
	Others	6,981	0.8	7,564	0.9	6,611	0.8
Electric and gas utilities		20,905	2.5	18,699	2.2	29,284	3.4
Transportation / information telecommunications	Ground transportation	66,754	8.0	65,770	7.7	72,990	8.4
	Water transportation	2,563	0.3	2,010	0.2	4,577	0.5
	Air transportation	273	0.0	90	0.0	369	0.0
	Warehouses / transportation	830	0.1	582	0.1	876	0.1
	Information / telecommunications	15,664	1.9	11,639	1.4	18,449	2.1
Commerce	Wholesaling	22,659	2.7	29,686	3.5	24,552	2.8
	Retailers	14,398	1.7	8,854	1.0	6,380	0.7
Financial services / insurance	Banking	122,185	14.7	82,300	9.7	105,985	12.2
	Securities and commodity futures trading	36,650	4.4	29,721	3.5	38,725	4.4
	Insurance	23,418	2.8	23,131	2.7	23,670	2.7
	Other financial services	22,896	2.8	17,100	2.0	18,553	2.1
Real estate		62,947	7.6	75,204	8.8	87,092	10.0
Service companies		7,624	0.9	6,872	0.8	6,649	0.8
Total		832,491	100.0	852,199	100.0	870,930	100.0

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	77,106	88,358	43,812	86,871	121,371	330,501	748,021
Municipal bonds	20,535	79,837	88,025	68,389	287,805	44,177	588,771
Corporate bonds	64,167	244,927	230,846	189,238	377,232	249,879	1,356,292
Domestic stocks						832,491	832,491
Foreign securities	42,808	194,007	104,147	80,001	90,105	352,994	864,065
Foreign bonds	42,651	179,736	104,147	80,001	89,295	100,395	596,229
Stocks, etc.	157	14,270	-	-	809	252,598	267,836
Other securities	971	111	6,868	-	2,380	56,537	66,868
Total	205,589	607,242	473,699	424,501	878,896	1,866,581	4,456,510

(Millions of Yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	29,806	182,510	95,347	106,063	234,500	435,822	1,084,051
Municipal bonds	15,139	50,995	55,261	117,419	146,241	74,393	459,450
Corporate bonds	64,896	156,329	149,017	207,114	157,607	262,037	997,003
Domestic stocks						852,199	852,199
Foreign securities	90,058	184,767	106,349	76,848	113,372	416,499	987,895
Foreign bonds	86,769	136,209	106,349	76,848	105,674	117,141	628,992
Stocks, etc.	3,288	48,558	-	-	7,698	299,358	358,902
Other securities	117	6,705	10,886	-	3,064	106,731	127,506
Total	200,018	581,309	416,862	507,445	654,786	2,147,684	4,508,106

(Millions of Yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	50,751	111,125	126,246	77,061	201,235	342,146	908,567
Municipal bonds	30,987	61,484	77,390	98,156	192,316	74,871	535,207
Corporate bonds	87,673	203,260	199,596	222,998	226,718	242,456	1,182,703
Domestic stocks						870,930	870,930
Foreign securities	68,357	147,118	100,550	61,627	99,813	386,232	863,699
Foreign bonds	68,225	138,864	100,550	61,627	95,012	117,536	581,817
Stocks, etc.	131	8,254	-	-	4,800	268,696	281,882
Other securities	24	8,225	5,828	-	2,309	101,139	117,528
Total	237,793	531,215	509,612	459,844	722,393	2,017,776	4,478,636

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(10) Loans

(Millions of Yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Policy loans	107,009	102,607	105,316
Policyholders loans	104,464	100,330	102,820
Premium loans	2,545	2,277	2,495
Commercial loans	1,389,592	1,410,393	1,396,930
[Loans to non-residents included]	[104,923]	[97,254]	[106,650]
Loans to corporations	972,246	971,120	972,278
[Loans to domestic corporations included]	[869,246]	[875,266]	[867,278]
Loans to Japanese government, government-related organizations and international organizations	6,101	4,168	5,071
Loans to Japanese local governments and public entities	13,428	17,171	12,944
Mortgage loans	250,890	263,470	260,867
Consumer loans	127,599	135,797	126,794
Others	19,326	18,664	18,973
Total	1,496,602	1,513,000	1,502,246

(11) Loans to Domestic Companies by Company Size

(Number, Millions of Yen, %)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
			Percentage		Percentage		Percentage
Large-sized corporations	Number of debtors	177	73.4	182	74.0	179	72.8
	Amount	756,396	87.0	760,073	86.8	753,967	86.9
Medium-sized corporations	Number of debtors	4	1.7	4	1.6	4	1.6
	Amount	6,929	0.8	6,950	0.8	5,600	0.6
Small- and medium-sized corporations	Number of debtors	60	24.9	60	24.4	63	25.6
	Amount	105,921	12.2	108,243	12.4	107,710	12.4
Total	Number of debtors	241	100.0	246	100.0	246	100.0
	Amount	869,246	100.0	875,266	100.0	867,278	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1,000 million yen or more	With more than 50 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 100 million yen and less than 1,000 million yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of Yen, %)

	Industry	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries	123,465	8.9	124,552	8.8	120,536	8.6
	Food products	1,641	0.1	1,641	0.1	1,641	0.1
	Textiles and clothing	2,105	0.2	3,060	0.2	1,600	0.1
	Timber and wood products	-	-	-	-	-	-
	Pulp and paper	2,336	0.2	5,640	0.4	3,680	0.3
	Printing	-	-	-	-	-	-
	Chemicals	18,959	1.4	17,384	1.2	17,234	1.2
	Oil and coal	7,187	0.5	7,062	0.5	7,125	0.5
	Ceramic and stone products	1,867	0.1	852	0.1	1,610	0.1
	Steel	36,459	2.6	39,105	2.8	36,132	2.6
	Non-steel metals	4,354	0.3	3,531	0.3	3,479	0.2
	Metal products	-	-	-	-	-	-
	Machinery	12,743	0.9	12,297	0.9	12,379	0.9
	Electric appliances	14,704	1.1	14,200	1.0	13,201	0.9
	Transportation vehicles	19,610	1.4	18,311	1.3	20,970	1.5
	Precision machinery	1,204	0.1	1,174	0.1	1,191	0.1
	Others	290	0.0	290	0.0	290	0.0
	Agriculture	-	-	-	-	-	-
	Forestry	-	-	-	-	-	-
	Fisheries	-	-	-	-	-	-
	Mining	-	-	-	-	-	-
	Construction	7,232	0.5	8,094	0.6	6,159	0.4
	Electricity, gas heat supply and water supply	29,820	2.1	24,085	1.7	27,525	2.0
	Information and telecommunication	12,097	0.9	14,205	1.0	13,376	1.0
	Transportation	61,610	4.4	56,042	4.0	56,599	4.1
	Wholesalers	101,287	7.3	113,853	8.1	106,270	7.6
	Retailers	12,357	0.9	10,276	0.7	11,507	0.8
	Financial services/insurance	350,664	25.2	322,214	22.8	342,595	24.5
	Real estate	69,156	5.0	87,666	6.2	79,004	5.7
	Service companies	112,997	8.1	124,156	8.8	114,254	8.2
	Local governments	6,162	0.4	10,058	0.7	5,813	0.4
	Mortgage and consumer and others	397,816	28.6	417,932	29.6	406,635	29.1
	Total	1,284,669	92.4	1,313,138	93.1	1,290,280	92.4
Overseas	Government organizations	1,923	0.1	1,400	0.1	1,650	0.1
	Financial institutions	7,000	0.5	7,000	0.5	7,000	0.5
	Commerce and industry companies	96,000	6.9	88,854	6.3	98,000	7.0
	Total	104,923	7.6	97,254	6.9	106,650	7.6
Grand total		1,389,592	100.0	1,410,393	100.0	1,396,930	100.0

(13) Loans by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	25,000	80,909	57,967	70,467	24,139	45,773	304,258
Fixed rates loans	113,146	222,328	216,317	283,337	157,680	92,522	1,085,333
Total	138,147	303,238	274,285	353,805	181,820	138,295	1,389,592

(Millions of Yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	54,091	46,935	56,097	56,148	31,002	51,506	295,781
Fixed rates loans	132,817	185,642	283,269	245,811	128,410	138,660	1,114,611
Total	186,908	232,577	339,367	301,960	159,413	190,166	1,410,393

(Millions of Yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	46,884	56,274	55,601	57,603	23,831	52,363	292,558
Fixed rates loans	139,110	186,200	222,651	292,121	142,896	121,390	1,104,371
Total	185,994	242,475	278,253	349,724	166,728	173,753	1,396,930

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(14) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed)

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	640,092	60.4	627,641	55.9	584,290	57.5
Foreign stocks	98,992	9.3	132,139	11.8	124,638	12.3
Cash, deposits & others	49,705	4.7	97,380	8.7	68,047	6.7
Total	788,790	74.4	857,162	76.3	776,976	76.5

(ii) Foreign currency denominated assets of which the amount in yen is fixed

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Cash, deposits & others	-	-	-	-	-	-
Total	-	-	-	-	-	-

(iii) Yen-denominated assets

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to non-residents	104,923	9.9	97,254	8.7	106,650	10.5
Foreign bonds	46,770	4.4	38,517	3.4	43,194	4.3
Foreign stocks, etc.	119,379	11.3	129,793	11.6	89,380	8.8
Others	-	-	-	-	-	-
Total	271,073	25.6	265,565	23.7	239,224	23.5

(iv) Total [(i)+(ii)+(iii)]

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,059,864	100.0	1,122,728	100.0	1,016,200	100.0
Real estate held abroad, included	-	-	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
US dollar	263,383	33.4	292,143	34.1	263,420	33.9
Euro	330,606	41.9	319,742	37.3	309,832	39.9
British pound	25,343	3.2	27,653	3.2	25,205	3.2
Canadian dollar	62,143	7.9	57,118	6.7	53,565	6.9
Swedish krona	67,775	8.6	57,799	6.7	63,414	8.2
Hong Kong dollar	39,539	5.0	102,704	12.0	61,538	7.9
Others	-	-	-	-	-	-
Total	788,790	100.0	857,162	100.0	776,976	100.0

c. Investments by region

(Millions of Yen, %)

Region	As of September 30, 2006							
	Foreign securities		Foreign bonds		Foreign stocks, etc.		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	320,595	37.1	255,088	42.8	65,507	24.5	9,000	8.6
Europe	343,864	39.8	319,277	53.5	24,586	9.2	64,000	61.0
Oceania	-	-	-	-	-	-	-	-
Asia	37,514	4.3	-	-	37,514	14.0	-	-
Latin America	154,830	17.9	14,603	2.4	140,227	52.4	31,000	29.5
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,259	0.8	7,259	1.2	-	-	923	0.9
Total	864,065	100.0	596,229	100.0	267,836	100.0	104,923	100.0

(Millions of Yen, %)

Region	As of September 30, 2007							
	Foreign securities		Foreign bonds		Foreign stocks, etc.		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	327,643	33.2	273,788	43.5	53,855	15.0	9,000	9.3
Europe	419,780	42.5	341,189	54.2	78,590	21.9	58,000	59.6
Oceania	-	-	-	-	-	-	-	-
Asia	97,985	9.9	-	-	97,985	27.3	-	-
Latin America	135,284	13.7	6,812	1.1	128,471	35.8	29,854	30.7
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,202	0.7	7,202	1.1	-	-	400	0.4
Total	987,895	100.0	628,992	100.0	358,902	100.0	97,254	100.0

(Millions of Yen, %)

Region	As of March 31, 2007							
	Foreign securities		Foreign bonds		Foreign stocks, etc.		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	322,582	37.3	253,006	43.5	69,575	24.7	9,000	8.4
Europe	339,437	39.3	310,396	53.3	29,041	10.3	64,000	60.0
Oceania	-	-	-	-	-	-	-	-
Asia	58,594	6.8	-	-	58,594	20.8	-	-
Latin America	136,002	15.7	11,331	1.9	124,671	44.2	33,000	30.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,082	0.8	7,082	1.2	-	-	650	0.6
Total	863,699	100.0	581,817	100.0	281,882	100.0	106,650	100.0

(15) Valuation Gains on Trading Securities

(Millions of Yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	-	-	-	-	-	-

(16) Fair Value Information on Securities (with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of September 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	356,671	349,745	(6,926)	1,254	8,180
Domestic bonds	230,925	225,338	(5,587)	979	6,566
Monetary claims purchased	120,746	119,406	(1,339)	274	1,614
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,783,176	1,770,604	(12,571)	4,735	17,307
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,932,301	2,331,226	398,924	416,312	17,388
Domestic bonds	675,613	678,982	3,369	7,881	4,512
Domestic stocks	460,015	810,728	350,713	358,171	7,458
Foreign securities	714,609	752,958	38,348	42,742	4,393
Bonds	576,299	596,229	19,929	22,263	2,333
Stocks, etc.	138,309	156,728	18,419	20,479	2,059
Other securities	59,969	66,868	6,899	7,495	596
Money claims purchased	22,094	21,687	(406)	21	427
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,072,149	4,451,576	379,426	422,302	42,876
Domestic bonds	2,689,715	2,674,925	(14,789)	13,596	28,386
Domestic stocks	460,015	810,728	350,713	358,171	7,458
Foreign securities	714,609	752,958	38,348	42,742	4,393
Bonds	576,299	596,229	19,929	22,263	2,333
Stocks, etc.	138,309	156,728	18,419	20,479	2,059
Other securities	59,969	66,868	6,899	7,495	596
Monetary claims purchased	142,840	141,094	(1,745)	296	2,042
Certificates of deposit	5,000	5,000	0	0	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of September 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	6,993
Available-for-sale securities	125,686
Unlisted domestic stocks	14,769
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	110,916
Total	132,679

(Millions of Yen)

Category			As of September 30, 2007				
			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities			375,912	371,816	(4,096)	1,710	5,807
	Domestic bonds		237,064	233,327	(3,736)	1,063	4,800
	Monetary claims purchased		136,848	136,489	(359)	646	1,006
	Certificates of deposit		2,000	1,999	(0)	-	0
Policy reserve matching bonds			1,623,197	1,634,548	11,351	13,131	1,780
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			2,014,438	2,555,089	540,651	555,366	14,715
	Domestic bonds		675,971	680,243	4,272	5,549	1,277
	Domestic stocks		386,539	835,175	448,636	454,374	5,738
	Foreign securities		811,116	893,537	82,420	87,903	5,482
		Bonds	614,738	628,992	14,254	16,479	2,225
		Stocks, etc.	196,378	264,544	68,165	71,423	3,257
	Other securities		119,119	124,700	5,580	7,480	1,900
	Money claims purchased		21,690	21,432	(258)	57	316
	Certificates of deposit		-	-	-	-	-
	Others		-	-	-	-	-
Total			4,013,548	4,561,454	547,905	570,208	22,302
Domestic bonds			2,536,232	2,548,119	11,886	19,744	7,858
Domestic stocks			386,539	835,175	448,636	454,374	5,738
Foreign securities			811,116	893,537	82,420	87,903	5,482
	Bonds		614,738	628,992	14,254	16,479	2,225
	Stocks, etc.		196,378	264,544	68,165	71,423	3,257
Other securities			119,119	124,700	5,580	7,480	1,900
Monetary claims purchased			158,539	157,921	(618)	704	1,322
Certificates of deposit			2,000	1,999	(0)	-	0
Others			-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category		As of September 30, 2007
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Others	-
Policy reserve matching bonds		-
Stocks of subsidiaries and affiliated companies		4,680
Available-for-sale securities		108,869
	Unlisted domestic stocks	12,342
	Unlisted foreign stocks	-
	Unlisted foreign bonds	-
	Others	96,526
Total		113,550

(Millions of Yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,011,945	2,508,936	496,990	504,915	7,924
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestic stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Bonds	563,924	581,817	17,893	18,747	854
Stocks, etc.	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,034,914	4,534,577	499,662	517,015	17,353
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Bonds	563,924	581,817	17,893	18,747	854
Stocks, etc.	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	101,795
Unlisted domestic stocks	12,378
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	89,417
Total	106,476

*The followings are total amount of unrealized gains/losses on the carrying value for the yen-valuated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

Category	As of September 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	356,671	349,745	(6,926)	1,254	8,180
Domestic bonds	230,925	225,338	(5,587)	979	6,566
Monetary claims purchased	120,746	119,406	(1,339)	274	1,614
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,783,176	1,770,604	(12,571)	4,735	17,307
Stocks of subsidiaries and affiliated companies	6,993	6,993	-	-	-
Available-for-sale securities	2,057,987	2,457,103	399,115	416,504	17,389
Domestic bonds	675,613	678,982	3,369	7,881	4,512
Domestic stocks	474,785	825,498	350,713	358,171	7,458
Foreign securities	825,525	864,065	38,539	42,934	4,394
Bonds	576,299	596,229	19,929	22,263	2,333
Stocks, etc.	249,225	267,836	18,610	20,670	2,060
Other securities	59,969	66,868	6,899	7,495	596
Monetary claims purchased	22,094	21,687	(406)	21	427
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,204,829	4,584,446	379,617	422,494	42,877
Domestic bonds	2,689,715	2,674,925	(14,789)	13,596	28,386
Domestic stocks	481,778	832,491	350,713	358,171	7,458
Foreign securities	825,525	864,065	38,539	42,934	4,394
Bonds	576,299	596,229	19,929	22,263	2,333
Stocks, etc.	249,225	267,836	18,610	20,670	2,060
Other securities	59,969	66,868	6,899	7,495	596
Monetary claims purchased	142,840	141,094	(1,745)	296	2,042
Certificates of deposit	5,000	5,000	0	0	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

(Millions of Yen)

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	375,912	371,816	(4,096)	1,710	5,807
Domestic bonds	237,064	233,327	(3,736)	1,063	4,800
Monetary claims purchased	136,848	136,489	(359)	646	1,006
Certificates of deposit	2,000	1,999	(0)	-	0
Policy reserve matching bonds	1,623,197	1,634,548	11,351	13,131	1,780
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,123,307	2,664,596	541,288	556,102	14,814
Domestic bonds	675,971	680,243	4,272	5,549	1,277
Domestic stocks	398,882	847,518	448,636	454,374	5,738
Foreign securities	905,109	987,895	82,786	88,367	5,581
Bonds	614,738	628,992	14,254	16,479	2,225
Stocks, etc.	290,371	358,902	68,531	71,887	3,356
Other securities	121,653	127,506	5,852	7,753	1,900
Monetary claims purchased	21,690	21,432	(258)	57	316
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,127,099	4,675,642	548,543	570,944	22,401
Domestic bonds	2,536,232	2,548,119	11,886	19,744	7,858
Domestic stocks	403,563	852,199	448,636	454,374	5,738
Foreign securities	905,109	987,895	82,786	88,367	5,581
Bonds	614,738	628,992	14,254	16,479	2,225
Stocks, etc.	290,371	358,902	68,531	71,887	3,356
Other securities	121,653	127,506	5,852	7,753	1,900
Monetary claims purchased	158,539	157,921	(618)	704	1,322
Certificates of deposit	2,000	1,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

(Millions of Yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,113,741	2,611,214	497,473	505,416	7,943
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestic stocks	440,549	866,249	425,699	429,036	3,336
Foreign securities	809,409	863,699	54,290	56,296	2,006
Bonds	563,924	581,817	17,893	18,747	854
Stocks, etc.	245,484	281,882	36,397	37,548	1,151
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,141,391	4,641,537	500,146	517,517	17,371
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	445,230	870,930	425,699	429,036	3,336
Foreign securities	809,409	863,699	54,290	56,296	2,006
Bonds	563,924	581,817	17,893	18,747	854
Stocks, etc.	245,484	281,882	36,397	37,548	1,151
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

(17) Fair Value Information on Monetary Trusts

The Company did not have any balances of monetary trusts as of September 30, 2007 and 2006, and March 31, 2007.

(18) Fair Value Information on Real Estate

(Millions of Yen)

Category	As of September 30, 2006					As of September 30, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	99,929	96,212	(3,717)	8,153	11,870	98,867	111,837	12,969	22,520	9,550
Leasehold	156	106	(49)	11	61	156	112	(44)	12	56
Total	100,086	96,318	(3,767)	8,164	11,931	99,024	111,949	12,925	22,532	9,607

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	98,452	110,141	11,688	21,279	9,590
Leasehold	156	117	(39)	12	51
Total	98,609	110,258	11,649	21,291	9,642

Note: Current fair value are calculated based on the appraisal prices and posted prices.

(19) Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

(Millions of Yen)

Category	As of September 30, 2006					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(682)	(8,450)	-	-	-	(9,133)
Hedge accounting not appplied	-	(816)	-	-	-	(816)
Total	(682)	(9,267)	-	-	-	(9,950)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [91 million yen], net gains/losses with fair value hedge accounting [currency-related: (8,450) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(Millions of Yen)

Category	As of September 30, 2007					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(735)	(1,680)	(670)	-	-	(3,086)
Hedge accounting not appplied	-	147	-	-	-	147
Total	(735)	(1,532)	(670)	-	-	(2,938)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [60 million yen], net gains/losses with fair value hedge accounting [currency-related: (1,680) million yen; stock-related: (670) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(Millions of Yen)

Category	As of March 31, 2007					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(733)	(3,562)	-	-	-	(4,295)
Hedge accounting not appplied	-	(250)	-	-	-	(250)
Total	(733)	(3,812)	-	-	-	(4,546)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [69 million yen], net gains/losses with fair value hedge accounting [currency-related: (3,562) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2006				As of September 30, 2007				As of March 31, 2007			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Interest rate swaps												
	Receipts fixed, payments floating	144,598	133,033	(682)	(682)	155,816	114,332	(735)	(735)	146,024	116,235	(733)	(733)
Total					(682)				(735)				(733)

Note: Valuation gains(losses) indicates the current market or fair value.

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of Yen)

Type	As of September 30, 2006						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	11,565	49,971	37,348	35,400	10,312	-	144,598
Average rate received	1.21%	1.15%	1.53%	1.55%	1.79%	-	1.40%
Average rate paid	0.64%	0.74%	0.97%	0.84%	0.64%	-	0.81%

Type	As of September 30, 2007						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	41,484	27,780	37,195	36,937	12,420	-	155,816
Average rate received	1.15%	1.38%	1.55%	1.65%	1.81%	-	1.46%
Average rate paid	1.20%	1.41%	1.28%	1.32%	1.18%	-	1.28%

Type	As of March 31, 2007						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	29,789	35,836	35,453	34,500	10,445	-	146,024
Average rate received	1.06%	1.36%	1.61%	1.52%	1.80%	-	1.43%
Average rate paid	0.73%	1.20%	1.07%	1.05%	0.89%	-	1.01%

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2006				As of September 30, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contract												
	Sold	439,793	-	449,061	(9,267)	429,497	-	431,030	(1,532)	376,822	-	380,635	(3,812)
	US dollar	91,988	-	95,300	(3,312)	171,928	-	169,630	2,298	81,551	-	80,725	826
	Euro	241,818	-	245,460	(3,641)	172,749	-	175,079	(2,329)	201,479	-	205,728	(4,248)
	British pound	9,948	-	10,093	(144)	10,704	-	10,378	325	9,727	-	9,599	128
	Canadian dollar	47,635	-	49,066	(1,431)	26,791	-	27,690	(899)	37,481	-	37,602	(121)
	Swedish krona	48,401	-	49,139	(738)	47,306	-	48,233	(927)	46,582	-	46,979	(397)
	HongKong dollar	0	-	0	(0)	17	-	17	(0)	-	-	-	-
	Bought	-	-	-	-	0	-	0	0	-	-	-	-
	US dollar	-	-	-	-	0	-	0	0	-	-	-	-
Total					(9,267)				(1,532)				(3,812)

Notes: 1. Exchange rate as of the end of each fiscal year is used for futures rate .

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2006				As of September 30, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock index options												
	Bought	-	-	-	-	19,001	-	19,672	(670)	-	-	-	-
Total					-				(670)				-

(v) Bond-related derivative transactions

The Company did not have any balances as of September 30, 2007 and 2006, and March 31, 2007.

(vi) Others

The Company did not have any balances as of September 30, 2007 and 2006, and March 31, 2007.

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
	Amount	Amount	Amount
Individual variable insurance	6,665	6,914	6,822
Individual variable annuities	-	-	-
Group annuities	-	-	-
Total of separate account	6,665	6,914	6,822

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total policy amount in force

(Number, Millions of Yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term-life)	307	339	287	312	298	323
Variable insurance (whole-life)	533	1,708	525	1,498	529	1,504
Total	840	2,047	812	1,810	827	1,827

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	316	4.7	225	3.3	203	3.0
Securities	6,317	94.8	6,659	96.3	6,574	96.4
Domestic bonds	1,783	26.8	1,965	28.4	1,978	29.0
Domestic stocks	2,376	35.6	2,344	33.9	2,336	34.3
Foreign securities	2,158	32.4	2,349	34.0	2,259	33.1
Foreign bonds	752	11.3	775	11.2	771	11.3
Stocks, etc.	1,405	21.1	1,573	22.8	1,487	21.8
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Others	31	0.5	29	0.4	43	0.6
Reserve for possible loan losses	-	-	-	-	-	-
Total	6,665	100.0	6,914	100.0	6,822	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
	Amount	Amount	Amount
Interests, dividends and income from real estate for rent	60	69	120
Gains on sale of securities	65	80	187
Gains on redemption of securities	-	-	-
Valuation gains on securities	1,226	1,321	1,325
Foreign exchange gains, net	0	0	1
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	30	28	57
Amortization of securities	-	-	-
Devaluation losses on securities	1,331	1,329	1,319
Foreign exchange losses, net	0	1	1
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment gains/losses	(10)	114	256

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	6,317	(105)	6,659	(8)	6,574	5

e. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of September 30, 2007 and 2006, and March 31, 2007.

f. Fair value information on derivative transactions

Interest-rate-related derivative transactions Currency-related derivative transactions Stock-related derivative transactions Bond-related derivative transactions Others	The Company did not have any balances of these transactions as of September 30, 2007 and 2006, and March 31, 2007.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of September 30, 2007 and 2006, and March 31, 2007.

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of Yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Core Revenues	476,169	468,865	952,099
Income from Insurance Premiums	363,388	330,321	705,582
Insurance premiums	363,258	330,267	705,293
Ceded reinsurance recoveries	130	53	289
Investment Income	69,138	73,431	137,670
Interest, dividends and income from real estate for rent	69,054	73,181	137,257
Other investment income	83	136	155
Gains on separate accounts, net	-	114	256
Other Ordinary Income	43,642	65,111	108,846
Income related to withheld insurance claims and other payments for future annuity payments	457	150	705
Income due to withheld insurance payments	11,879	12,353	30,808
Reversal of reserve for outstanding claims	-	113	-
Reversal of policy reserves (except contingency reserve)	29,869	51,222	74,323
Reversal of reserve for employees' retirement benefits	199	-	809
Other ordinary profit	1,235	1,271	2,199
Other Core Revenues	0	-	0
Core Expenses	448,447	438,323	898,114
Insurance Claims and Other Payments	386,532	376,745	772,881
Insurance claims	197,175	175,327	383,215
Annuity payments	64,023	69,755	128,527
Insurance benefits	51,171	52,088	105,102
Surrender payments	47,940	45,391	95,662
Other payments	26,080	34,054	60,111
Reinsurance payments	141	127	262
Provision for Policy and Other Reserves	767	47	1,731
Investment Expenses	4,229	4,022	8,117
Interest expense	810	865	1,624
Provision for general reserve for possible loan losses	-	225	(35)
Depreciation of real estate for rent	1,223	1,207	2,485
Other investment expenses	2,185	1,724	4,044
Losses on separate accounts, net	10	-	-
Operating Expenses	39,558	38,299	78,811
Other Ordinary Expenses	17,359	19,207	36,572
Payments related to withheld insurance claims	11,297	12,457	24,496
Taxes	2,475	2,344	4,868
Depreciation	2,610	2,566	5,199
Provision for reserve for employees' retirement benefits	-	85	-
Other ordinary losses	976	1,753	2,007
Other Core Expenses	-	-	-
Core Profit	27,721	30,542	53,984

(2) Reconciliation to Ordinary Profit

(Millions of Yen)

Category		Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Core profit	(A)	27,721	30,542	53,984
Capital gains		47,219	35,485	74,223
Gains from monetary trusts, net		-	-	-
Gains on investments in trading securities, net		-	-	-
Gains on sale of securities		47,202	35,403	74,223
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		17	81	-
Others		-	-	-
Capital losses		30,479	31,635	61,520
Losses from monetary trusts, net		-	-	-
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		21,598	16,818	45,329
Devaluation losses on securities		22	4,465	99
Losses from derivatives, net		8,858	10,351	15,668
Foreign exchange losses, net		-	-	422
Others		-	-	-
Total capital gains/losses	(B)	16,739	3,849	12,703
Core profit reflecting capital gains/losses	(A) + (B)	44,461	34,391	66,687
Other one-time gains		-	831	-
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		-	831	-
Others		-	-	-
Other one-time losses		4,730	13	15,024
Reinsurance premiums		-	-	-
Provision for contingency reserve		4,722	-	14,304
Provision for specific reserve for possible loans losses		-	3	720
Provision for specific reserve for loans to refinancing countries		-	-	-
Write-off of loans		8	10	-
Others		-	-	-
Other one-time gains/losses	(C)	(4,730)	817	(15,024)
Ordinary profit	(A) + (B) + (C)	39,731	35,209	51,662

Notes:
1. *As regards six months ended September 30, 2006, income gains of 0 million yen on gains from monetary trusts are included in other core expenses of core profit instead of gains from monetary trusts, net.*
2. *As regards year ended March 31, 2007, income gains of 0 million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.*

6. Disclosed Claims under the Insurance Business Law

(Millions of Yen)

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	a	702	577	557
Claims with collection risk	b	0	1,022	1,004
Claims for special attention	c	4,150	4,346	4,198
Sub total	a + b + c	4,854	5,945	5,760
% of Total		0.32%	0.39%	0.38%
Claims against normal obligors	d	1,497,067	1,512,586	1,501,481
Total	a + b + c + d	1,501,921	1,518,532	1,507,242

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of Yen)

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Loans to bankrupt companies	a	430	343	336
Past due loans	b	272	1,254	1,225
Loans overdue for three months or more	c	4,109	4,315	4,165
Restructured loans	d	40	30	32
Total	a + b + c + d	4,854	5,945	5,760
% of total loans	=e	0.32%	0.39%	0.38%

Notes: 1. Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bunkrupt companies as of September 30, 2007 was 130 million yen.
Past due loans decreased due to write-offs in the amounts of 8 million yen and 10 million yen as of September 30, 2006 and September 30, 2007, respectively.

2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.

4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
General reserve for possible loan losses	1,431	1,672	1,447
Specific reserve for possible loan losses	200	920	916
Specific reserve for loans to refinancing countries	-	-	-
Total	1,632	2,592	2,364

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Transfer	200	920	916
Reversal	196	916	196
Net transfer	3	3	720

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2006, September 30, 2007 and March 31, 2007.

b. Loan outstanding by country

The Company held no loan outstanding by country as of September 30, 2006, September 30, 2007 and March 31, 2007.

(4) Write-off of Loans

(Millions of Yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Write-off of loans	8	10	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment as of September 30, 2007, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of Yen)

Classifications	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,482,617	1,482,814	1,471,748	1,472,663	1,485,628	1,486,542
Class II	19,107	19,107	45,768	45,768	20,600	20,600
Class III	196	0	1,014	100	1,013	100
Class IV	8	-	10	-	0	-
Total exposures	1,501,929	1,501,921	1,518,542	1,518,532	1,507,242	1,507,242

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio

(Millions of Yen)

Items		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total solvency margin	(A)	787,501	952,193	895,485
Net assets (less certain items)		161,971	161,075	154,776
Reserve for price fluctuations		29,437	52,959	42,563
Contingency reserve		75,966	84,718	85,549
Reserve for possible loan losses		1,431	1,672	1,447
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		359,203	487,159	447,726
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(40,164)	(24,163)	(26,065)
Excess of amount of policy surrender payment		66,723	56,857	61,285
Unallotted portion of reserve for policyholder dividends		22,458	21,527	21,374
Future profits		6,339	6,757	6,757
Deferred tax assets		49,134	48,628	45,069
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\left[(R_1+R_8)^2+(R_2+R_3+R_7)^2\right]^{1/2}+R_4$	(B)	154,921	165,029	162,744
Insurance risk	R_1	37,080	27,453	37,068
Assumed investment yield risk	R_2	24,109	23,359	23,727
Investment risk	R_3	122,501	133,851	130,785
Business risk	R_4	3,674	3,853	3,831
Minimum guarantee risk	R_7	19	16	16
3rd sector insurance risk	R_8	-	8,007	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,016.6%	1,153.9%	1,100.4%

Notes: 1. Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures and considered appropriate by the Company.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risks" were calculated on the basis of the regulatory standard.

4. "3rd sector insurance risk" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

9. Adjusted Net Assets

(Millions of Yen)

Item	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Adjusted net assets	686,278	893,331	834,661

Note: Adjusted net assets are calculated based on the regulatory standard.

November 15, 2007
Taiyo Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2007
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Annualized Premiums of New Policies	(MY)	16,428	-	(12.5)	36,601	18,769
3rd Sector Products	(MY)	4,673	-	(32.4)	13,129	6,909
Annualized Premiums of Total Policies	(MY)	649,304	(2.0)	(4.5)	662,816	679,706
3rd Sector Products	(MY)	111,428	(0.6)	(0.1)	112,107	111,500
Income from Insurance Premiums	(MY)	330,321	-	(9.1)	705,582	363,388
Individual Insurance and Annuities	(MY)	271,542	-	(6.2)	576,517	289,378
Group Insurance and Annuities	(MY)	58,117	-	(20.7)	127,578	73,298
New Policy Amount	(MY)	724,038	-	(38.5)	2,127,375	1,176,571
Policy Amount in Force	(MY)	17,367,005	(1.6)	(2.2)	17,644,524	17,749,273
Surrender and Lapse Amount	(MY)	693,536	-	(7.5)	1,503,878	749,477
Surrender and Lapse Rate	(%)	3.93	-	(0.33) points	8.55	4.26

Notes:
1. The above figures excluding income from insurance premiums represent total amounts of individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.
4. Surrender and lapse rates for the six months ended September 30, 2007 and 2006 are not annualized.

(2) Assets

		As of September 30, 2007	% Change from March 31, 2007	% Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Total Assets	(MY)	6,549,192	(0.1)	0.9	6,552,504	6,491,309
Adjusted Net Asset	(MY)	893,331	7.0	30.2	834,661	686,278
Adjusted Net Asset/ General Account Assets	(%)	13.7	0.9 points	3.1 points	12.8	10.6
Solvency Margin Ratio	(%)	1,153.9	53.5 points	137.3 points	1,100.4	1,016.6

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

		Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Core Profit	(MY)	30,542	-	10.2	53,984	27,721

		Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Negative Spread	(MY)	23,000	24,638

(4) Policy and Other Reserves

		As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Policy Reserve	(MY)	5,614,340	(51,222)	(95,675)	5,665,562	5,710,016
General Account	(MY)	5,613,750	(51,213)	(95,578)	5,664,963	5,709,328
Separate Account	(MY)	590	(8)	(97)	598	687
Reserve for Price Fluctuations	(MY)	52,959	10,396	23,522	42,563	29,437
Contingency Reserve	(MY)	84,718	(831)	8,751	85,549	75,966
Contingency Reserve 1	(MY)	36,713	(8,824)	(8,481)	45,538	45,195
Contingency Reserve 2	(MY)	40,000	-	9,240	40,000	30,760
Contingency Reserve 3	(MY)	11	1	1	10	10
Contingency Reserve 4	(MY)	7,992	7,992	7,992	-	-
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose	(MY)	40,000	-	-	40,000	40,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2007 is total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Securities	(MY)	547,905	48,242	168,479	499,662	379,426
Domestic Stocks	(MY)	448,636	22,936	97,922	425,699	350,713
Domestic Bonds	(MY)	11,886	3,650	26,676	8,236	(14,789)
Foreign Securities	(MY)	82,420	28,612	44,071	53,807	38,348
Real Estate (domestic land and lease)	(MY)	12,925	1,276	16,692	11,649	(3,767)

(6) Impairment of Fixed Assets

		Six Months Ended September 30, 2007	Change from Fiscal Year Ended March 31, 2007	Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Impairment Loss	(MY)	302	(1,070)	(1,070)	1,373	1,373

(7) Investment for the Six Months Ended September 30, 2007

		Net Increase (decrease)	Second Half Year Ending March 31, 2008 (Planned)
Domestic Stocks	(MY)	(41,666)	Slight decrease
Domestic Bonds	(MY)	(85,342)	Slight increase
Foreign Stocks	(MY)	44,886	Level-Off
Foreign Bonds	(MY)	50,814	Level-Off
Real Estate	(MY)	414	Level-Off

Note: Net increase (decrease) is based on carring value before mark-to-market.

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even

		As of September 30, 2007	
NIKKEI Average	(yen)	approx.	7,760
TOPIX	(point)	approx.	740
Domestic Bonds	(%)	approx.	1.7
Foreign Securities	(yen)	approx.	93.2

Note: These figures are calculated based on current asset holdings, assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

(9) Performance Forecast for the Fiscal Year Ending March 31, 2008

		Fiscal Year Ending March 31, 2008
Income from Insurance Premiums	(MY)	640,000
Core Profit	(MY)	56,000
Policy Amount in Force	(MY)	17,190,000
Annualized Premiums of Total Policies	(MY)	630,000

(10) Cross Holdings with Domestic Banks

a. Contributions from Domestic Banks

		As of September 30, 2007
Funds	(MY)	-
Subordinated Loans and Debentures	(MY)	30,000

b. Contributions to Domestic Banks

		As of September 30, 2007
Bank Stocks	(MY)	82,300
Subordinated Loans and Debentures	(MY)	272,298

(11) Number of Employees

		As of September 30, 2007	% Change from March 31, 2007	% Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
In-house Sales Representatives	(number)	7,807	(3.8)	(7.1)	8,116	8,400
Administrative personnel	(number)	2,961	8.3	7.1	2,735	2,765

(12) OTC Sales thorough Banks

The Company is not applicable since the Company does not offer its products OTC through banks.

(13) Payment Examination of Insurance Claims and Benefits

		Six Months Ended September 30, 2007	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Cost of Payment Examination	(MY)	270	290	490
Personnel Cost	(MY)	140	160	220
Nonpersonnel Cost	(MY)	120	120	270

		Six Months Ended September 30, 2007	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Additional Insurance Claims and Benefits Already Paid	(MY)	770	800	50

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2007)

November 15, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2007 (April 1, 2007 - September 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2007	¥570,743 million	8.8	¥69,458 million	28.5	¥67,375 million	12.8	¥27,017 million	38.5
Six months ended September 30, 2006	¥524,406 million	(6.1)	¥54,051 million	19.5	¥59,755 million	36.8	¥19,500 million	(2.0)
Year ended March 31, 2007	¥1,061,817 million	-	¥121,247 million	-	¥125,791 million	-	¥43,157 million	-

	Net Income Per Share
Six months ended September 30, 2007	¥18,011.59
Six months ended September 30, 2006	¥13,000.30
Year ended March 31, 2007	¥28,771.58

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2007	¥6,288,386 million	¥563,608 million	9.0%	¥375,738.93
As of September 30, 2006	¥6,302,087 million	¥547,681 million	8.7%	¥365,120.92
As of March 31, 2007	¥6,397,075 million	¥604,789 million	9.5%	¥403,193.21

Note: Shareholder's equity: as of September 30, 2007: ¥563,608 million; as of September 30, 2006: ¥547,681 million; as of March 31, 2007: ¥604,789 million.

2. Dividends

	Annual Dividends per Share	Interim	Year-End
Year ended March 31, 2007	¥6,602.00	¥-	¥6,602.00
Year ending March 31, 2008	¥-	¥-	¥-

3. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Forecasts for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Six Months ended September 30, 2007"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable
Changes due to other factors : None

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the term: as of September 30, 2007: 1,500,000; as of September 30, 2006: 1,500,000; as of March 31, 2007: 1,500,000
Number of treasury stock at the end of the period: None
Average number of outstanding shares during the term: for the six months ended September 30, 2007: 1,500,000; for the six months ended September 30, 2006:1,500,000; for the fiscal year ended March 31, 2007: 1,500,000

Daido Life Unaudited Non-Consolidated Balance Sheet

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Assets:						
Cash and deposits	228,503	3.6	236,942	3.8	292,155	4.6
Cash	91		73		103	
Deposit	228,411		236,868		292,052	
Call loans	136,000	2.2	80,900	1.3	150,000	2.4
Monetary claims purchased	263,726	4.2	242,739	3.9	295,305	4.6
Monetary trusts	142,992	2.3	96,775	1.5	100,846	1.6
Securities	4,368,341	69.3	4,488,590	71.4	4,410,118	68.9
Government bonds	239,089		634,437		349,897	
Municipal bonds	922,845		825,330		859,122	
Corporate bonds	1,038,000		1,042,242		1,042,508	
Domestic stocks	547,149		478,596		550,053	
Foreign securities	773,346		654,794		707,654	
Other securities	847,910		853,188		900,881	
Loans	959,308	15.2	915,123	14.6	932,974	14.6
Policy loans	79,734		80,332		79,685	
Commercial loans	879,574		834,790		853,289	
Tangible fixed assets	142,961	2.3	141,592	2.2	146,936	2.3
Land	80,207		78,320		80,464	
Buildings	57,616		61,573		64,849	
Construction in progress	3,937		245		142	
Other tangible fixed assets	1,199		1,452		1,480	
Intangible fixed assets	7,458	0.1	8,721	0.1	9,094	0.1
Software	6,338		7,606		7,976	
Other intangible fixed assets	1,119		1,115		1,118	
Due from agencies	1,445	0.0	1,353	0.0	1,466	0.0
Due from reinsurers	1,191	0.0	923	0.0	777	0.0
Other assets	51,518	0.8	75,790	1.2	58,443	0.9
Accounts receivable	20,325		43,942		24,458	
Prepaid expenses	4,587		3,030		1,226	
Accrued income	18,660		16,544		18,787	
Deposit for rent	4,198		3,735		3,763	
Margin for futures contracts	31		-		128	
Derivatives	1,272		6,214		7,504	
Suspense payable	751		544		751	
Other assets	1,690		1,779		1,821	
Reserve for possible loan losses	(1,361)	(0.0)	(1,067)	(0.0)	(1,043)	(0.0)
Total assets	6,302,087	100.0	6,288,386	100.0	6,397,075	100.0

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Policy reserves	5,459,613	86.6	5,433,232	86.4	5,474,512	85.6
Reserve for outstanding claims	44,178		40,947		46,385	
Policy reserve	5,295,400		5,262,415		5,297,223	
Reserve for policyholder dividends	120,034		129,869		130,903	
Due to reinsurers	334	0.0	501	0.0	407	0.0
Short-term debenture	30,000	0.5	29,965	0.5	20,000	0.3
Other liabilities	46,132	0.7	49,838	0.8	53,982	0.8
Income taxes payable	2,645		4,332		3,677	
Accounts payable	12,329		21,004		23,469	
Accrued expenses	9,109		9,564		11,505	
Unearned income	3,746		3,755		3,817	
Deposit received	553		471		772	
Guarantee deposits	5,667		6,648		6,341	
Derivatives	8,985		1,226		1,382	
Suspense receipt	3,095		2,835		3,016	
Reserve for bonuses to directors and corporate auditors	31	0.0	37	0.0	63	0.0
Reserve for employees' retirement benefits	67,412	1.1	75,298	1.2	74,722	1.2
Reserve for directors' and corporate auditors' retirement benefits	1,762	0.0	1,811	0.0	1,747	0.0
Reserve for price fluctuations	55,022	0.9	65,159	1.0	61,585	1.0
Deferred tax liabilities	94,095	1.5	68,933	1.1	105,263	1.6
Total liabilities	5,754,405	91.3	5,724,777	91.0	5,792,285	90.5
Net assets:						
Common stock	75,000	1.2	75,000	1.2	75,000	1.2
Capital surplus	54	0.0	54	0.0	54	0.0
Retained earnings	142,579	2.3	183,350	2.9	166,236	2.6
Legal reserve for future losses	9,157		11,137		9,157	
Other retained earnings	133,422		172,212		157,079	
Provision for advanced depreciation on real estate	1,559		1,559		1,559	
Provision for 100th anniversary project	15		-		11	
General reserve	100,000		130,000		100,000	
Unappropriated retained earnings	31,846		40,653		55,507	
Total stockholders' equity	217,633	3.5	258,404	4.1	241,290	3.8
Net unrealized gains on securities	329,352	5.2	304,366	4.9	362,721	5.7
Gains on deferred hedge	694	0.0	837	0.0	778	0.0
Total valuation and translation adjustments	330,047	5.2	305,203	4.9	363,499	5.7
Total net assets	547,681	8.7	563,608	9.0	604,789	9.5
Total liabilities and net assets	6,302,087	100.0	6,288,386	100.0	6,397,075	100.0

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Ordinary revenues	524,406	100.0	570,743	100.0	1,061,817	100.0
Income from insurance premiums	432,069		419,553		865,254	
Insurance premiums	431,479		419,114		864,247	
Ceded reinsurance recoveries	589		438		1,006	
Investment income	79,293		106,801		183,345	
Interest, dividends and income from real estate for rent	63,054		80,521		129,458	
Interest income from deposits	3,332		3,786		6,968	
Interest income and dividends from securities	46,036		61,092		93,983	
Interest income from loans .	9,520		9,412		18,954	
Interest from real estate for rent	3,165		3,708		6,396	
Other income from interest and dividends	998		2,522		3,156	
Gains from monetary trust, net	1,361		8,738		8,092	
Gains on investment in trading securities, net	3,147		3,588		17,824	
Gains on sales of securities	10,391		9,474		18,756	
Gains from derivatives, net	-		1,244		-	
Other investment income	1,339		1,418		2,685	
Gains on separate accounts, net	-		1,816		6,526	
Other ordinary income	13,042		44,387		13,217	
Income related to withheld insurance claims and other payments for future annuity payments	71		229		311	
Income due to withheld insurance payments	1,216		1,464		2,552	
Reversal of reserve for outstanding claims	-		5,438		-	
Reversal of policy reserve	11,123		34,807		9,300	
Other ordinary income	631		2,447		1,053	
Ordinary expenses	470,354	89.7	501,284	87.8	940,570	88.6
Insurance claims and other payments	381,226		407,882		758,211	
Insurance claims	142,561		152,383		268,182	
Annuity payments	13,367		14,274		27,978	
Insurance benefits	88,784		92,524		174,681	
Surrender payments	115,193		124,561		248,907	
Other payments	20,820		23,683		37,415	
Reinsurance premiums	498		454		1,045	
Provision for policy and other reserves	896		409		3,518	
Provision for reserve for outstanding claims	457		-		2,664	
Interest portion of reserve for policyholder dividends	439		409		853	
Investment expenses	25,495		27,945		44,143	
Interest expenses	52		140		165	
Losses on sales of securities	5,637		3,648		5,744	
Devaluation losses on securities	1,167		11,769		610	
Losses from derivatives, net	9,913		-		20,324	
Foreign exchange losses, net	2,936		3,041		5,696	
Provision for reserve for possible loan losses	-		24		-	
Write-off of loans	-		121		-	
Depreciation of real estate for rent	1,222		1,638		2,716	
Other investment expenses	4,008		7,561		8,884	
Losses on separate accounts, net	557		-		-	
Operating expenses	55,995		57,369		111,815	
Other ordinary expenses	6,741		7,677		22,881	
Payments related to withheld insurance claims	1,067		1,526		2,344	
Taxes	3,327		3,367		6,647	
Depreciation	2,042		2,158		4,149	
Provision for reserve for employees' retirement benefits	96		323		7,405	
Other ordinary expenses	207		301		2,334	
Ordinary profit	54,051	10.3	69,458	12.2	121,247	11.4

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Extraordinary gains	473	0.1	5,073	0.9	3,095	0.3
Gains on disposal of fixed assets	4		5,058		7	
Reversal of reserve for possible loan losses	326		-		626	
Recoveries of bad debts previously written-off	13		15		122	
Gains on sales of stocks of affiliated companies	128		-		2,338	
Extraordinary losses	8,879	1.7	6,200	1.1	15,845	1.5
Losses on disposal and devaluation of fixed assets	510		2,627		905	
Impairment loss	525		-		525	
Provision for reserve for price fluctuations	7,451		3,573		14,014	
Provision for 100th anniversary project	44		-		48	
Headquarters removal costs	348		-		351	
Provision for reserve for policyholder dividends	12,729	2.4	18,599	3.3	40,068	3.8
Income before income taxes	32,916	6.3	49,732	8.7	68,429	6.4
Current income taxes	15,312	2.9	26,097	4.6	34,907	3.2
Deferred income taxes	(1,897)	(0.3)	(3,381)	(0.6)	(9,635)	(0.9)
Net income	19,500	3.7	27,017	4.7	43,157	4.1

Supplementary Materials for the Six Months Ended September 30, 2007

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Status of General Account Assets

1. Business Highlights

(1) Total Policy Amount in Force (Number, 100 Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007						As of March 31, 2007	
	Number	Amount	Number			Amount			Number	Amount
				% Change	% change from Previous FYE		% Change	% change from Previous FYE		
Individual insurance	1,989,397	387,520	1,947,425	97.9	98.9	386,573	99.8	100.5	1,968,403	384,804
Individual annuities	152,060	12,380	156,118	102.7	100.7	12,492	100.9	99.8	155,074	12,516
Subtotal	2,141,457	399,901	2,103,543	98.2	99.1	399,066	99.8	100.4	2,123,477	397,320
Group insurance	-	119,772	-	-	-	117,426	98.0	99.4	-	118,092
Group annuities	-	19,754	-	-	-	18,864	95.5	96.5	-	19,548

Notes:

1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount (Number, 100 Millions of yen, %)

Category	Six Months Ended September 30, 2007					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	107,139	93.1	23,919	108.8	23,907	12
Individual annuities	4,518	92.4	338	84.6	339	0
Subtotal	111,657	93.0	24,257	108.3	24,246	11
Group insurance	-	-	850	206.1	850	
Group annuities	-	-	0	7.5	0	

Category	Six Months Ended September 30, 2006				Year Ended March 31, 2007			
	Number	Amount			Number	Amount		
			New Policies	Increase from Conversion			New Policies	Increase from Conversion
Individual insurance	115,113	21,992	22,029	(36)	222,721	42,375	42,457	(82)
Individual annuities	4,891	399	399	0	11,419	903	901	1
Subtotal	120,004	22,392	22,429	(36)	234,140	43,278	43,359	(81)
Group insurance	-	412	412		-	1,070	1,070	
Group annuities	-	0	0		-	1	1	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force

(Millions of yen, %)

Category	As of September 30, 2006	As of September 30, 2007			As of March 31, 2007
	Amount	Amount	% Change	% Change from Previous FYE	Amount
Individual Insurance	644,144	644,821	100.1	99.9	645,359
Individual annuities	46,040	47,125	102.4	100.5	46,913
Total	690,185	691,947	100.3	100.0	692,273
3rd sector	59,804	57,860	96.7	98.8	58,574

b. New policies

(Millions of yen, %)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007		Year ended March 31, 2007
	Amount	Amount	% Change	Amount
Individual Insurance	40,426	36,172	89.5	79,773
Individual annuities	1,599	1,354	84.7	3,688
Total	42,025	37,527	89.3	83,462
3rd sector	1,898	2,032	107.1	3,892

Notes:

1. The new policies include net increase from conversion.

2. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

3. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Term Life Insurance Policies by Dividend Type (Individual insurance and annuities)

(100 Millions of yen, %)

Category	As of September 30, 2006				Six months ended September 30, 2006			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	722,464	49.4	192,220	53.4	17,714	18.8	4,142	19.2
Semi-participating	302,139	20.6	80,391	22.3	6,172	6.5	1,583	7.4
Non-participating	438,499	30.0	87,359	24.3	70,404	74.7	15,825	73.4
Total	1,463,102	100.0	359,972	100.0	94,290	100.0	21,551	100.0

Category	As of September 30, 2007				Six months ended September 30, 2007			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	649,673	44.6	171,361	47.5	2,209	2.6	1,017	4.3
Semi-participating	274,643	18.9	73,207	20.3	845	1.0	85	0.4
Non-participating	531,259	36.5	116,422	32.2	82,362	96.4	22,444	95.3
Total	1,455,575	100.0	360,991	100.0	85,416	100.0	23,547	100.0

Category	As of March 31, 2007				Year ended March 31, 2007			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	688,263	47.2	181,793	50.7	30,571	16.9	6,817	16.4
Semi-participating	289,073	19.8	76,920	21.5	7,666	4.2	1,891	4.6
Non-participating	481,462	33.0	99,466	27.8	143,244	78.9	32,793	79.0
Total	1,458,798	100.0	358,181	100.0	181,481	100.0	41,502	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.
2. The new policy amounts do not include net increase from conversions.

(5) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Average amount of new policies	19,327	23,754	19,277
Average amount in force	19,479	19,850	19,549

Note: The average amount of new policies does not include increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Individual insurance	5.68	6.21	11.0
Individual annuities	3.42	2.89	7.7
Subtotal	5.62	6.11	10.9
Group insurance	0.34	0.72	0.9

Notes: 1. The above figures do not include increase from conversion.
2. The figures of the six months ended September 30, 2007 and 2006 are not annualized.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy Amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Individual insurance	5.01	5.07	10.25
Individual annuities	2.44	2.42	4.90
Subtotal	4.93	5.00	10.09
Group insurance	1.43	1.36	3.13

Notes: 1. Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.
2. The figures of the six months ended September 30, 2006 and 2007 are not annualized.

(Reference) Surrender and lapse rate without adjustments

(%)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Individual insurance and annuities	4.41	4.49	9.04

Note: The figures of the six months ended September 30, 2006 and 2007 are not annualized.

(8) Surrender and Lapse Amount

(Number, Millions of yen, %)

Category	Six Months Ended September 30, 2006			
	Number		Amount	
		% Change		% Change
Individual insurance	97,954	103.6	1,738,300	112.1
Individual annuities	2,804	112.6	27,110	109.9
Subtotal	100,758	103.8	1,765,410	112.1
Group insurance	-	-	44,409	690.2

Category	Six Months Ended September 30, 2007				Year Ended March 31, 2007	
	Number		Amount		Number	Amount
		% Change		% Change		
Individual insurance	96,019	98.0	1,755,790	101.0	198,867	3,561,197
Individual annuities	2,991	106.7	27,326	100.8	5,860	54,677
Subtotal	99,010	98.3	1,783,116	101.0	204,727	3,615,874
Group insurance	-	-	4,581	10.3	-	459,282

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Average Premium Amount	241,554	266,041	251,368

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen, %)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Amount of negative spread	5,237	-	-
Investment yield on core profit (annualized)	2.34%	2.92%	2.69%
Average assumed investment yield (annualized)	2.55%	2.48%	2.52%
Individual insurance and annuities	3.33%	3.18%	3.25%
Policy reserve in general account	5,054,744	5,026,566	5,020,121

Notes:

1. *Negative spread is calculated by the following method:*
   For six months ended September 30, 2007 and 2006: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts x 1/2
   For the year ended March 31, 2007: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts
   The figure of the six months ended September 30, 2007 is positive spread of 11,026 million yen.
   The figure of the year ended March 31, 2007 is positive spread of 8,390 million yen.
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment gains / losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Investment yield for six months ended September 30, 2006 and 2007 is annualized.*
5. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

(11) Mortality Rate for Individual Insurance

(‰)

Category	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Rate based on number of policies	1.75	1.96	3.78
Rate based on policy amount	1.87	1.89	3.83

Note: The figures of the six months ended September 30, 2006 and 2007 are not annualized.

(12) Reserve for Outstanding Claims

(Millions of yen)

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Insurance claims	Death benefits	26,647	23,431	27,963
	Accidental death benefits	884	467	817
	Disability benefits	5,598	6,322	5,940
	Maturity benefits	2,072	2,272	1,707
	Others	63	59	47
	Subtotal	35,266	32,553	36,476
Annuity payments		209	177	140
Insurance benefits		3,344	4,090	5,193
Surrender payments		4,865	3,735	4,131
Total		44,178	40,947	46,385

(13) Policy Reserve

(Millions of yen)

Category			As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Policy reserve (excluding contingency reserve)	Individual insurance		2,765,062	2,801,924	2,777,553
		General Accounts	2,738,395	2,775,713	2,750,842
		Separate Accounts	26,667	26,210	26,711
	Individual annuities		459,632	476,983	469,025
		General Accounts	457,939	472,108	465,208
		Separate Account	1,692	4,875	3,816
	Group insurance		10,844	10,884	10,697
		General Accounts	10,844	10,884	10,697
		Separate Accounts	-	-	-
	Group Annuity		1,974,992	1,886,070	1,954,479
		General Accounts	1,868,935	1,777,324	1,842,619
		Separate Accounts	106,057	108,745	111,859
	Others		5,328	5,001	5,084
		General Accounts	5,328	5,001	5,084
		Separate Accounts	-	-	-
	Subtotal		5,215,860	5,180,863	5,216,840
		General Accounts	5,081,444	5,041,031	5,074,452
		Separate Accounts	134,416	139,831	142,388
Contingency reserve	Contingency reserve I		44,979	40,802	45,074
	Contingency reserve II		34,181	36,332	34,912
	Contingency reserve III		378	422	395
	Contingency reserve IV		-	3,995	-
	Subtotal		79,539	81,552	80,382
Total			5,295,400	5,262,415	5,297,223
	General accounts		5,160,984	5,122,583	5,154,834
	Separate accounts		134,416	139,831	142,388

(14) Policy Reserve Calculating Methods and Ratios

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Calculating methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the Company's Policy Reserve (excluding contingency reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%	100%

Notes:

1. *Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.*
2. *The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.*

(15) Other Reserves

(Millions of yen)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
		Amount	Increase (decrease)	Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan-Losses	General reserve	168	(20)	251	67	183	(4)
	Specific reserve	1,193	(305)	816	(43)	859	(639)
	Specific reserves for loans to refinancing countries	-	-	-	-	-	-
Reserve for bonuses to directors and corporate auditors		31	31	37	(26)	63	63
Reserve for employees' retirement benefits		67,412	96	75,298	576	74,722	7,405
Reserve for directors' and corporate auditors' retirement benefits		1,762	1	1,811	63	1,747	(13)
Reserve for price fluctuations		55,022	7,451	65,159	3,573	61,585	14,014

(16) Insurance Premium

a. Payment Method

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Individual insurance	319,361	318,156	637,232
[Single premiums]	[10,501]	[8,853]	[20,701]
[Annual payment]	[91,650]	[94,076]	[182,611]
[Semi-annual payment]	[540]	[467]	[1,033]
[Monthly payment]	[216,668]	[214,759]	[432,886]
Individual annuities	17,031	16,903	36,659
[Single premiums]	[887]	[769]	[3,417]
[Annual payment]	[2,498]	[2,292]	[5,812]
[Semi-annual payment]	[69]	[65]	[138]
[Monthly payment]	[13,575]	[13,775]	[27,290]
Group insurance	20,654	19,282	44,827
Group annuities	73,384	63,740	143,806
Total	431,479	419,114	864,247

b. Year

(Millions of yen)

Category		Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Individual insurance and annuities	First year	50,369	45,883	101,833
	Second and subsequent year	286,023	289,176	572,058
	Sub total	336,392	335,059	673,891
Group insurance	First year	132	199	261
	Second and subsequent year	20,522	19,082	44,566
	Sub total	20,654	19,282	44,827
Group annuities	First year	51	140	232
	Second and subsequent year	73,332	63,600	143,573
	Sub total	73,384	63,740	143,806
Total	First year	50,568	46,238	102,368
	Second and subsequent year	380,911	372,875	761,879
	Total	431,479	419,114	864,247
	% change	(0.7)%	(2.9)%	(0.7)%

(17) Insurance Claims

(Millions of yen)

Category	Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Death benefits	77,708	68,895	10	11,124	-	-	84	80,113	158,542
Accidental death benefits	732	697	-	123	-	-	18	840	1,595
Disability benefits	4,850	8,392	-	759	-	-	-	9,151	10,960
Maturity benefits	58,351	36,628	0	-	24,236	22	-	60,887	96,130
Others	919	-	-	-	1,350	-	40	1,390	954
Total	142,561	114,613	10	12,006	25,586	22	144	152,383	268,182

(18) Annuity Payments

(Millions of yen)

Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
13,367	57	5,775	57	8,328	55	-	14,274	27,978

(19) Insurance Benefits

(Millions of yen)

Category	Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Death benefits	662	61	570	1	-	-	-	634	1,391
Hospitalization benefits	5,614	5,545	19	140	-	-	35	5,742	11,024
Operation benefits	3,114	3,317	16	-	-	-	-	3,334	6,300
Injury benefits	123	182	-	70	-	-	-	252	344
Survival benefits	711	717	-	-	-	40	-	757	2,229
Others	78,558	130	756	17	80,888	1	10	81,803	153,391
Total	88,784	9,955	1,363	229	80,888	41	46	92,524	174,681

(20) Surrender Payments

(Millions of yen)

Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
115,193	108,646	8,505	-	7,248	160	-	124,561	248,907

(21) Operating Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Sales activity related expenses	15,792	15,946	31,252
In-house sales representative expenses	9,193	9,017	18,293
Sales agent expenses	6,254	6,616	12,301
Selection expenses	345	312	656
Sales administrative expenses	10,404	9,756	20,338
Administrative / operational expenses	9,749	9,629	19,022
Advertising expenses	654	126	1,316
General administrative expenses	29,798	31,666	60,224
Personnel expenses	9,495	9,854	19,034
Expenses for premium collection, computer systems, equipments, offices and others	18,983	20,518	38,551
[Donation / contribution and others]	[25]	[41]	[47]
Contribution to the Policyholder Protection Fund	446	440	893
Contribution to the Policyholder Protection Corporation	872	853	1,744
Total	55,995	57,369	111,815

Notes:

1. Selection expenses represent mainly expense for medical examinations at the time of contract.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(22) Operating Expense Ratio (Against insurance premiums)

Item	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Operating expense ratio	13.0 %	13.7%	12.9%

2. Status of General Account Assets

(1) Investment Performance

As of September 30, 2007, general account assets amounted to ¥6,134.1 billion (¥6,237.8 billion), down ¥103.7 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim period ended September 30, 2007, Daido Life increased the amount of alternative investments and short-term government bonds while decreasing the amount of foreign bonds.

At the end of the interim term ended September 30, 2007, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 40.0% (35.3%); domestic stocks, 6.9% (7.9%); foreign securities, 10.0% (10.6%); and loans, 14.9% (15.0%).

Investment income and expenses for the six months ended September 30, 2007 amounted to ¥77.0 billion, mainly consisting of interest, dividends, and income from real estate for rent amounting to ¥80.5 billion, gains on sales of securities of ¥9.4 billion, net gains from monetary trusts of ¥8.7 billion, net gains on investment in trading securities of ¥3.5 billion, net gains from derivatives of ¥1.2 billion, devaluation losses on securities of ¥11.7 billion, losses on sales of securities of ¥3.6 billion and foreign exchange losses of ¥3.0 billion.

(2) Asset Composition

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	364,207	5.9	316,719	5.2	438,784	7.0
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	263,726	4.3	242,739	4.0	295,305	4.7
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	142,992	2.3	96,775	1.6	100,846	1.6
Securities	4,222,664	68.6	4,336,720	70.7	4,255,395	68.2
Domestic bonds	2,147,521	34.9	2,455,227	40.0	2,199,963	35.3
Domestic stocks	496,278	8.1	421,784	6.9	493,472	7.9
Foreign securities	732,508	11.9	610,406	10.0	663,864	10.6
Foreign bonds	342,094	5.6	186,033	3.0	271,044	4.3
Foreign stocks and other securities	390,414	6.3	424,373	6.9	392,820	6.3
Other securities	846,356	13.7	849,302	13.8	898,094	14.4
Loans	959,308	15.6	915,123	14.9	932,974	15.0
Policy loans	79,734	1.3	80,332	1.3	79,685	1.3
Commercial loans	879,574	14.3	834,790	13.6	853,289	13.7
Property and equipment	141,762	2.3	140,140	2.3	145,456	2.3
Deferred tax assets	-	-	-	-	-	-
Other assets	62,025	1.0	87,010	1.4	70,150	1.1
Reserve for possible loan losses	(1,361)	(0.0)	(1,067)	(0.0)	(1,043)	(0.0)
Total assets	6,155,325	100.0	6,134,161	100.0	6,237,870	100.0
Foreign currency denominated assets	506,215	8.2	412,557	6.7	489,391	7.8

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Cash and deposits, call loans	(18,355)	(122,064)	56,221
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	107,508	(52,565)	139,086
Securities under proprietary accounts	-	-	-
Monetary trusts	(99,682)	(4,071)	(141,827)
Securities	(67,019)	81,324	(34,288)
Domestic bonds	(88,730)	255,263	(36,287)
Domestic stocks	(57,620)	(71,688)	(60,425)
Foreign securities	99,972	(53,458)	31,329
Foreign bonds	70,292	(85,010)	(757)
Foreign stocks and other securities	29,680	31,552	32,086
Other securities	(20,642)	(48,791)	31,095
Loans	(26,943)	(17,851)	(53,277)
Policy loans	(1,543)	647	(1,592)
Commercial loans	(25,399)	(18,498)	(51,685)
Property and equipment	(87)	(5,316)	3,606
Deferred tax assets	-	-	-
Other assets	4,113	16,859	12,237
Reserve for possible loan losses	326	(24)	644
Total assets	(100,141)	(103,709)	(17,596)
Foreign currency denominated assets	109,359	(76,833)	92,535

(4) Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	63,054	80,521	129,458
Interest income from deposits	3,332	3,786	6,968
Interest income and dividends from securities	46,036	61,092	93,983
Interest income from loans	9,520	9,412	18,954
Income from real estate for rent	3,165	3,708	6,396
Other income from interest and dividends	998	2,522	3,156
Gains on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	1,361	8,738	8,092
Gains on investments in trading securities, net	3,147	3,588	17,824
Gains on sale of securities	10,391	9,474	18,756
Gains on sale of domestic bonds	0	2	3
Gains on sale of domestic stocks	7,473	6,094	11,302
Gains on sale of foreign securities	2,659	3,377	7,049
Other	258	-	401
Gains on redemption of securities	-	-	-
Gains from derivatives, net	-	1,244	-
Foreign exchange gains, net	-	-	-
Other investment income	1,339	1,418	2,685
Total	79,293	104,985	176,819

(5) Investment Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interest expense	52	140	165
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	5,637	3,648	5,744
Losses on sale of domestic bonds	5,219	0	5,219
Losses on sale of domestic stocks	117	221	222
Losses on sale of foreign securities	300	3,426	302
Other	-	-	-
Devaluation losses on securities	1,167	11,769	610
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	1,059	11,593	407
Devaluation losses on foreign securities	3	116	-
Other	104	60	203
Amortization of securities	-	-	-
Losses from derivatives, net	9,913	-	20,324
Foreign exchange losses, net	2,936	3,041	5,696
Provision for reserve for possible loan losses	-	24	-
Provision of specific reserve	-	67	-
Provision of general reserve	-	(43)	-
Write-off of loans	-	121	-
Depreciation of real estate for rent	1,222	1,638	2,716
Other investment expenses	4,008	7,561	8,884
Total	24,938	27,945	44,143

(6) Net Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Net investment income	54,355	77,039	132,675

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interest-rate-related gains / losses	(4)	15	(4)
Currency-related gains / losses	(11,939)	(1,169)	(23,214)
Stock-related gains / losses	2,659	2,127	3,692
Bond-related gains / losses	(628)	270	(798)
Other gains / losses	-	-	-
Total	(9,913)	1,244	(20,324)

(7) Investment Income and Average Daily Balance by Asset Categories

a. Investment income by asset categories

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Cash and deposits, call loans	267	898	919
Securities repurchased under resale	-	-	-
Pledged money for bond borrowing	-	-	-
Monetary claims purchased	838	2,202	2,712
Securities under proprietary accounts	-	-	-
Monetary trusts	675	8,757	8,101
Securities	41,638	54,748	100,003
Domestic bonds	13,318	19,412	31,786
Domestic stocks	8,408	1,191	16,414
Foreign securities	4,858	22,037	27,939
Other securities	15,053	12,106	23,862
Loans	9,525	9,285	18,981
Commercial loans	7,667	7,491	15,298
Property and equipment	1,491	1,400	2,164
Total general accounts	54,355	77,039	132,675
Other than stocks	45,947	75,848	116,260
Foreign investments	5,213	22,710	28,901

b. Average daily balance

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Cash and deposits, call loans	327,984	314,517	338,182
Securities repurchased under resale	-	-	-
Pledged money for bond borrowing	-	-	-
Monetary claims purchased	185,076	275,694	267,014
Securities under proprietary accounts	-	-	-
Monetary trusts	179,232	60,378	132,755
Securities	3,765,702	3,886,199	3,744,263
Domestic bonds	2,185,384	2,401,571	2,165,903
Domestic stocks	262,427	246,384	263,171
Foreign securities	676,350	597,875	660,250
Other securities	641,540	640,367	654,938
Loans	979,438	922,898	963,069
Commercial loans	899,370	843,834	883,141
Property and equipment	142,682	144,082	142,787
Total general accounts	5,724,782	5,757,035	5,733,460
Other than stocks	5,462,355	5,510,650	5,470,289
Foreign investments	846,099	766,690	831,448

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	193,433	4.6	596,017	13.7	305,086	7.2
Municipal bonds	921,260	21.8	824,622	19.0	857,548	20.2
Corporate bonds	1,032,826	24.5	1,034,588	23.9	1,037,329	24.4
Public corporation bonds	499,391	11.8	538,637	12.4	518,295	12.2
Domestic stocks	496,278	11.8	421,784	9.7	493,472	11.6
Foreign securities	732,508	17.3	610,406	14.1	663,864	15.6
Foreign bonds	342,094	8.1	186,033	4.3	271,044	6.4
Foreign stocks and other securities	390,414	9.2	424,373	9.8	392,820	9.2
Other securities	846,356	20.0	849,302	19.6	898,094	21.1
Total	4,222,664	100.0	4,336,720	100.0	4,255,395	100.0
Subordinated debentures	38,893	0.9	61,419	1.4	45,215	1.1

Securities by holding purposes categories

(Millions of yen)

Category	As of September 30, 2006				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	193,433	-	193,433
Municipal bonds	-	-	921,260	-	921,260
Corporate bonds	-	5,226	1,027,600	-	1,032,826
Public corporation bonds	-	-	499,391	-	499,391
Domestic stocks	-	-	493,298	2,980	496,278
Foreign securities	166,514	-	565,994	-	732,508
Foreign bonds	-	-	342,094	-	342,094
Foreign stocks and other securities	166,514	-	223,899	-	390,414
Other securities	-	-	846,356	-	846,356
Total	166,514	5,226	4,047,943	2,980	4,222,664

Category	As of September 30, 2007				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	596,017	-	596,017
Municipal bonds	-	-	824,622	-	824,622
Corporate bonds	-	5,220	1,029,367	-	1,034,588
Public corporation bonds	-	-	538,637	-	538,637
Domestic stocks	-	-	420,391	1,392	421,784
Foreign securities	189,977	-	420,428	-	610,406
Foreign bonds	-	-	186,033	-	186,033
Foreign stocks and other securities	189,977	-	234,395	-	424,373
Other securities	-	-	849,302	-	849,302
Total	189,977	5,220	4,140,129	1,392	4,336,720

Category	As of March 31, 2007				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	305,086	-	305,086
Municipal bonds	-	-	857,548	-	857,548
Corporate bonds	-	5,223	1,032,106	-	1,037,329
Public corporation bonds	-	-	518,295	-	518,295
Domestic stocks	-	-	492,080	1,392	493,472
Foreign securities	187,242	-	476,622	-	663,864
Foreign bonds	-	-	271,044	-	271,044
Foreign stocks and other securities	187,242	-	205,578	-	392,820
Other securities	-	-	898,094	-	898,094
Total	187,242	5,223	4,061,537	1,392	4,255,395

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2006						
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years*	Total
Government bonds	102,128	10,906	32,808	2,602	9,026	35,961	193,433
Municipal bonds	127,651	378,384	214,342	85,061	108,250	7,570	921,260
Corporate bonds	96,596	262,890	300,881	92,768	37,162	242,527	1,032,826
Domestic stocks	-	-	-	2,000	-	494,278	496,278
Foreign securities	23,033	100,043	74,308	42,134	130,323	362,664	732,508
Foreign bonds	22,053	96,847	62,102	26,907	90,400	43,784	342,094
Foreign stocks and other securities	980	3,196	12,206	15,227	39,923	318,879	390,414
Other securities	177	772	17,744	1,795	9,961	815,905	846,356
Total	349,588	752,997	640,085	226,362	294,723	1,958,907	4,222,664

Category	As of September 30, 2007						
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years*	Total
Government bonds	511,484	8,199	31,084	-	10,436	34,811	596,017
Municipal bonds	124,440	337,866	181,110	103,257	63,101	14,845	824,622
Corporate bonds	123,624	282,926	223,047	58,735	58,014	288,238	1,034,588
Domestic stocks	-	-	-	2,000	-	419,784	421,784
Foreign securities	25,891	80,103	36,066	41,569	102,936	323,838	610,406
Foreign bonds	25,774	72,574	16,318	12,898	29,354	29,114	186,033
Foreign stocks and other securities	116	7,529	19,748	28,671	73,582	294,724	424,373
Other securities	154	2,229	13,030	4,810	10,191	818,887	849,302
Total	785,594	711,325	484,341	210,372	244,680	1,900,405	4,336,720

Category	As of March 31, 2007						
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years*	Total
Government bonds	219,493	5,409	32,114	2,557	10,412	35,099	305,086
Municipal bonds	133,922	338,794	205,988	83,194	87,977	7,669	857,548
Corporate bonds	112,570	294,983	273,880	59,036	38,563	258,294	1,037,329
Domestic stocks	-	-	-	2,000	-	491,472	493,472
Foreign securities	12,701	118,345	49,813	49,986	90,523	342,494	663,864
Foreign bonds	12,545	112,438	32,906	29,432	34,724	48,997	271,044
Foreign stocks and other securities	156	5,907	16,906	20,553	55,799	293,497	392,820
Other securities	207	2,804	12,355	3,135	9,381	870,208	898,094
Total	478,896	760,336	574,151	199,910	236,859	2,005,240	4,255,395

**includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of yen, %)

Cetegory		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		799	0.2	845	0.2	804	0.2
Mining		6	0.0	-	-	-	-
Construction		20,104	4.1	15,776	3.7	19,610	4.0
Manufacturing industries							
	Food products	8,764	1.8	9,775	2.3	10,496	2.1
	Textiles and clothing	11,365	2.3	10,170	2.4	11,877	2.4
	Pulp and paper	1,096	0.2	1,125	0.3	1,151	0.2
	Chemicals	13,764	2.8	13,121	3.1	14,885	3.0
	Medicals	35,333	7.1	38,890	9.2	37,819	7.7
	Oil and coal products	-	-	-	-	-	-
	Rubber products	9,544	1.9	9,676	2.3	9,567	1.9
	Glass and stone products	1,579	0.3	2,382	0.6	2,132	0.4
	Steel	1,537	0.3	1,839	0.4	2,290	0.5
	Non-steel metals	-	-	-	-	-	-
	Metal products	462	0.1	392	0.1	478	0.1
	Machinery	34,256	6.9	32,429	7.7	30,826	6.2
	Electric appliances	30,035	6.1	32,477	7.7	31,604	6.4
	Transportation vehicles	287	0.1	551	0.1	315	0.1
	Precision machinery	9,071	1.8	12,060	2.9	10,300	2.1
	Others	1,986	0.4	2,142	0.5	2,626	0.5
Electric and gas utilities		36,187	7.3	36,388	8.6	47,434	9.6
Transportation/ information telecommunications							
	Ground transportation	11,697	2.4	10,556	2.5	11,673	2.4
	Water transportation	8	0.0	8	0.0	8	0.0
	Air transportation	-	-	-	-	-	-
	Warehouses/ transportation	193	0.0	186	0.0	219	0.0
	Information/ telecommunications	16,817	3.4	13,837	3.3	13,956	2.8
Commerce							
	Wholesalers	7,619	1.5	8,746	2.1	8,892	1.8
	Retailers	6,281	1.3	2,881	0.7	6,970	1.4
Financial services / insurance							
	Banking	171,842	34.6	124,135	29.4	154,586	31.3
	Securities and commodity futures trading	34,583	7.0	13,677	3.2	33,523	6.8
	Insurance	4,092	0.8	4,267	1.0	4,310	0.9
	Other financial services	19,242	3.9	15,358	3.6	16,579	3.4
Real estate		3,610	0.7	4,242	1.0	4,581	0.9
Service companies		4,106	0.8	3,841	0.9	3,948	0.8
Total		496,278	100.0	421,784	100.0	493,472	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Policy loans	79,734	80,332	79,685
Policyholder loans	78,469	79,094	78,448
Premium loans	1,264	1,238	1,236
Commercial loans	879,574	834,790	853,289
[Loans to non-residents]	15,166	9,895	12,106
Loans to corporations	693,735	675,023	679,836
[Loans to domestic corporations]	682,038	668,415	671,183
Loans to Japanese government, government-related organizations and international organizations	10,282	8,655	9,533
Loans to Japanese local governments and public entities	10,516	9,934	10,193
Mortgage loans	15,119	13,658	14,352
Consumer loans	113,260	97,563	105,872
Others	36,658	29,955	33,501
Total	959,308	915,123	932,974

(12) Loans by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years.	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	24,905	15,257	12,634	10,454	14,030	24,016	101,299
Fixed-rate loans	122,044	201,762	235,222	91,196	56,983	26,281	733,491
Total	146,950	217,020	247,856	101,651	71,013	50,298	834,790

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	28,060	17,499	15,204	7,153	13,609	25,646	107,174
Fixed-rate loans	131,121	181,699	222,629	139,339	57,806	13,517	746,114
Total	159,181	199,199	237,834	146,493	71,415	39,164	853,289

*Note: *"Due after Ten Years" includes loans with maturity dates unfixed.*

(13) Loans to Domestic Companies by Company Size

(Millions of yen, %)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	129	55.4	121	59.0	128	58.2
	Amount of loans	600,431	88.0	568,623	85.1	576,013	85.8
Medium-sized corporations	Number of debtors	-	-	-	-	-	-
	Amount of loans	-	-	-	-	-	-
Small corporations	Number of debtors	104	44.6	84	41.0	92	41.8
	Amount of loans	81,607	12.0	99,792	14.9	95,170	14.2
Total	Number of debtors	233	100.0	205	100.0	220	100.0
	Amount of loans	682,038	100.0	668,415	100.0	671,183	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	87,027	9.9	76,294	9.1	80,499	9.4
Food products	5,200	0.6	1,000	0.1	1,100	0.1
Textiles and clothing	5,000	0.6	5,000	0.6	5,000	0.6
Timber and wood products	92	0.0	-	-	48	0.0
Pulp and paper	-	-	-	-	-	-
Printing	-	-	-	-	-	-
Chemicals	11,656	1.3	11,153	1.3	14,040	1.6
Oil and coal	1,410	0.2	260	0.0	1,260	0.1
Ceramic and stone products	700	0.1	700	0.1	700	0.1
Steel	20,845	2.4	18,974	2.3	19,812	2.3
Non-steel metals	4,000	0.5	1,000	0.1	1,400	0.2
Metal products	9	0.0	5	0.0	7	0.0
Machinery	4,404	0.5	5,875	0.7	3,942	0.5
Electric appliances	17,376	2.0	16,701	2.0	17,376	2.0
Transportation vehicles	-	-	-	-	-	-
Precision machinery	5,800	0.7	5,600	0.7	5,700	0.7
Others	10,532	1.2	10,023	1.2	10,112	1.2
Agriculture	-	-	-	-	-	-
Forestry	-	-	-	-	-	-
Fisheries	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	5,153	0.6	3,063	0.4	2,464	0.3
Utilities	73,797	8.4	73,535	8.8	72,113	8.5
Information and telecommunications	6,668	0.8	14,655	1.8	12,002	1.4
Transportation	40,820	4.6	41,693	5.0	42,850	5.0
Wholesalers	72,055	8.2	65,424	7.8	66,952	7.8
Retailers	7,289	0.8	6,619	0.8	6,903	0.8
Financial services/ insurance	270,246	30.7	236,441	28.3	257,990	30.2
Real estate	74,617	8.5	87,111	10.4	79,373	9.3
Service companies	56,104	6.4	70,257	8.4	59,465	7.0
Local governments	9,327	1.1	8,760	1.0	8,993	1.1
Mortgage and consumer and others	161,300	18.3	141,039	16.9	151,572	17.8
Other	-	-	-	-	-	-
Total	864,407	98.3	824,894	98.8	841,182	98.6
Foreign Loans						
Governments, etc.	3,469	0.4	3,288	0.4	3,453	0.4
Financial institutions	4,697	0.5	1,607	0.2	1,652	0.2
Commerce and industry companies	7,000	0.8	5,000	0.6	7,000	0.8
Other	-	-	-	-	-	-
Total	15,166	1.7	9,895	1.2	12,106	1.4
Total	879,574	100.0	834,790	100.0	853,289	100.0

(15) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	244,759	26.3	68,862	8.4	178,556	20.3
Foreign stocks	5,287	0.6	6,651	0.8	5,817	0.7
Non yen-denominated cash, cash equivalents and other assets	256,169	27.5	337,043	41.0	305,017	34.6
Total	506,215	54.4	412,557	50.2	489,391	55.6

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	138,799	14.9	156,722	19.1	167,820	19.1
Total	138,799	14.9	156,722	19.1	167,820	19.1

(c) Denominated in yen

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	15,166	1.6	9,895	1.2	12,106	1.4
Foreign bonds	97,335	10.5	117,170	14.3	92,488	10.5
Foreign stocks	134,700	14.5	88,388	10.8	86,765	9.9
Other	38,885	4.2	36,766	4.5	31,739	3.6
Total	286,088	30.7	252,221	30.7	223,099	25.3

(d) Total

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	931,103	100.0	821,501	100.0	880,310	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	383,155	75.7	318,544	77.2	351,345	71.8
Euro	109,193	21.6	85,470	20.7	121,597	24.8
British pound	9,068	1.8	5,653	1.4	11,905	2.4
Canadian dollar	4,798	0.9	2,222	0.5	4,531	0.9
Australian dollar	-	-	666	0.2	10	0.0
Swiss franc	-	-	-	-	-	-
Swedish krone	-	-	-	-	-	-
Hong Kong dollar	-	-	-	-	-	-
Singapore dollar	-	-	-	-	-	-
Norwegian krone	-	-	-	-	-	-
Denmark krone	-	-	-	-	-	-
Total	506,215	100.0	412,557	100.0	489,391	100.0

3) Investments by region (Millions of yen, %)

Category	As of September 30, 2006							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	214,582	29.3	175,233	51.2	39,348	10.1	5,000	33.0
Europe	128,389	17.5	110,546	32.3	17,842	4.6	4,600	30.3
Oceania	5,571	0.8	5,571	1.6	-	-	-	-
Asia	-	-	-	-	-	-	169	1.1
Latin America	380,463	51.9	47,532	13.9	332,931	85.3	2,097	13.8
Middle East	-	-	-	-	-	-	-	-
Africa	291	0.0	-	-	291	0.1	-	-
International Organizations	3,210	0.4	3,210	0.9	-	-	3,300	21.8
Total	732,508	100.0	342,094	100.0	390,414	100.0	15,166	100.0

Category	As of September 30, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	127,605	20.9	70,521	37.9	57,084	13.5	5,000	50.5
Europe	95,976	15.7	60,605	32.6	35,371	8.3	1,600	16.2
Oceania	2,530	0.4	2,530	1.4	-	-	-	-
Asia	-	-	-	-	-	-	138	1.4
Latin America	380,255	62.3	49,300	26.5	330,954	78.0	7	0.1
Middle East	-	-	-	-	-	-	-	-
Africa	962	0.2	-	-	962	0.2	-	-
International Organizations	3,075	0.5	3,075	1.7	-	-	3,150	31.8
Total	610,406	100.0	186,033	100.0	424,373	100.0	9,895	100.0

Category	As of March 31, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	152,132	22.9	103,130	38.0	49,002	12.5	5,000	41.3
Europe	141,504	21.3	116,352	42.9	25,152	6.4	1,600	13.2
Oceania	5,545	0.8	5,545	2.0	-	-	-	-
Asia	-	-	-	-	-	-	153	1.3
Latin America	360,860	54.4	42,923	15.8	317,936	80.9	2,052	17.0
Middle East	-	-	-	-	-	-	-	-
Africa	728	0.1	-	-	728	0.2	-	-
International Organizations	3,092	0.5	3,092	1.1	-	-	3,300	27.3
Total	663,864	100.0	271,044	100.0	392,820	100.0	12,106	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	166,514	3,249	189,977	2,350	187,242	3,467
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	166,514	3,249	189,977	2,350	187,242	3,467
Monetary trusts	-	-	-	-	-	-

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,226	5,129	(96)	-	96
Domestic securities	5,226	5,129	(96)	-	96
Foreign securities	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,754,914	4,253,710	498,795	517,527	18,731
Domestic bonds	2,122,269	2,142,295	20,025	30,046	10,021
Domestic stocks	227,032	472,536	245,504	249,540	4,036
Foreign securities	391,116	405,375	14,258	14,998	739
Bonds	332,164	342,094	9,929	10,357	428
Stocks, etc.	58,951	63,281	4,329	4,640	310
Other securities	626,338	815,820	189,482	191,532	2,050
Monetary claims purchased	262,558	262,110	(447)	548	996
Certificates of deposit	62,000	62,000	-	-	-
Monetary trusts	63,599	93,571	29,972	30,860	887
Total	3,760,140	4,258,839	498,698	517,527	18,828
Domestic bonds	2,127,495	2,147,424	19,928	30,046	10,118
Domestic stocks	227,032	472,536	245,504	249,540	4,036
Foreign securities	391,116	405,375	14,258	14,998	739
Bonds	332,164	342,094	9,929	10,357	428
Stocks, etc.	58,951	63,281	4,329	4,640	310
Other securities	626,338	815,820	189,482	191,532	2,050
Monetary claims purchased	262,558	262,110	(447)	548	996
Certificates of deposit	62,000	62,000	-	-	-
Monetary trusts	63,599	93,571	29,972	30,860	887

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the six months ended September 30, 2006, a part of domestic bonds classified as 'held-to-maturity securities' was changed its category to 'available-for-sale securities'.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	2,980
Available-for-sale securities	195,211
Unlisted domestic stocks (excluding over-the-counter stocks)	20,761
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	174,449
Total	198,191

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,220	5,124	(96)	-	96
Domestic bonds	5,220	5,124	(96)	-	96
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,796,458	4,247,490	451,031	463,774	12,742
Domestic bonds	2,437,383	2,450,007	12,623	20,118	7,494
Domestic stocks	206,543	401,341	194,797	195,597	799
Foreign securities	218,210	222,867	4,657	6,471	1,813
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	33,836	36,834	2,998	3,583	585
Other securities	604,000	818,403	214,402	215,626	1,224
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636
Total	3,801,678	4,252,614	450,935	463,774	12,838
Domestic bonds	2,442,604	2,455,131	12,527	20,118	7,591
Domestic stocks	206,543	401,341	194,797	195,597	799
Foreign securities	218,210	222,867	4,657	6,471	1,813
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	33,836	36,834	2,998	3,583	585
Other securities	604,000	818,403	214,402	215,626	1,224
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	222,150
Unlisted domestic stocks (excluding over-the-counter stocks)	19,050
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	203,100
Total	223,543

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. **Securities with market value**

(Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,767,539	4,314,030	546,491	564,466	17,975
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,772,762	4,319,159	546,396	564,466	18,069
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the year ended March 31, 2007, a part of domestic bonds classified as 'held-to-maturity securities' was changed its category to 'available-for-sale securities'.

b. **Securities without market value (Carrying value)**

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	194,706
Unlisted domestic stocks (excluding over-the-counter stocks)	19,569
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	175,136
Total	196,098

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of yen)

Category	As of September 30, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,226	5,129	(96)	-	96
Domestic bonds	5,226	5,129	(96)	-	96
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	2,980	2,980	-	-	-
Available-for-sale securities	3,950,125	4,465,626	515,500	534,350	18,850
Domestic bonds	2,122,269	2,142,295	20,025	30,046	10,021
Domestic stocks	247,794	493,298	245,504	249,540	4,036
Foreign securities	537,862	565,994	28,131	28,909	777
Bonds	332,164	342,094	9,929	10,357	428
Stocks, etc.	205,698	223,899	18,201	18,551	349
Other securities	654,041	846,356	192,314	194,444	2,130
Monetary claims purchased	262,558	262,110	(447)	548	996
Certificates of deposit	62,000	62,000	-	-	-
Monetary trusts	63,599	93,571	29,972	30,860	887
Total	3,958,332	4,473,735	515,403	534,350	18,947
Domestic bonds	2,127,495	2,147,424	19,928	30,046	10,118
Domestic stocks	250,774	496,278	245,504	249,540	4,036
Foreign securities	537,862	565,994	28,131	28,909	777
Bonds	332,164	342,094	9,929	10,357	428
Stocks, etc.	205,698	223,899	18,201	18,551	349
Other securities	654,041	846,356	192,314	194,444	2,130
Monetary claims purchased	262,558	262,110	(447)	548	996
Certificates of deposit	62,000	62,000	-	-	-
Monetary trusts	63,599	93,571	29,972	30,860	887

Category	As of September 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,220	5,124	(96)	-	96
Domestic bonds	5,220	5,124	(96)	-	96
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	4,018,609	4,495,000	476,391	489,723	13,331
Domestic bonds	2,437,383	2,450,007	12,623	20,118	7,494
Domestic stocks	225,593	420,391	194,797	195,597	799
Foreign securities	392,484	420,428	27,944	30,262	2,318
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	208,110	234,395	26,284	27,375	1,090
Other securities	632,827	849,302	216,475	217,783	1,308
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636
Total	4,025,222	4,501,517	476,295	489,723	13,427
Domestic bonds	2,442,604	2,455,131	12,527	20,118	7,591
Domestic stocks	226,986	421,784	194,797	195,597	799
Foreign securities	392,484	420,428	27,944	30,262	2,318
Bonds	184,373	186,033	1,659	2,887	1,227
Stocks, etc.	208,110	234,395	26,284	27,375	1,090
Other securities	632,827	849,302	216,475	217,783	1,308
Monetary claims purchased	238,277	239,034	756	1,530	773
Certificates of deposit	53,000	53,000	-	-	-
Monetary trusts	39,042	62,836	23,794	24,430	636

(Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	3,962,245	4,529,972	567,727	585,885	18,158
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	243,545	492,080	248,534	255,151	6,617
Foreign securities	447,927	476,622	28,694	30,130	1,435
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	182,000	205,578	23,577	24,039	461
Other securities	656,401	898,094	241,692	243,967	2,274
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,968,861	4,536,493	567,632	585,885	18,253
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	244,938	493,472	248,534	255,151	6,617
Foreign securities	447,927	476,622	28,694	30,130	1,435
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	182,000	205,578	23,577	24,039	461
Other securities	656,401	898,094	241,692	243,967	2,274
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

Note: Securities included in jointly operated designated monetary trusts are not included herein.

3) **Fair value information on monetary trusts**

(Millions of yen)

Category	As of September 30, 2006					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	113,019	142,992	142,992	-	-	-

Category	As of September 30, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	72,981	96,775	96,775	-	-	-

Category	As of March 31, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	71,073	100,846	100,846	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-	-	-
Investment type focused on stocks	-	-	-	-

Category	As of March 31, 2007	
	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-
Investment type focused on stocks	-	-

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of September 30, 2006					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	113,019	142,992	142,992	29,972	30,860	887
Investment type focused on bonds	3,251	3,251	3,251	-	-	-
Investment type focused on stocks	64,968	94,940	94,940	29,972	30,860	887
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed money trusts	44,800	44,800	44,800	-	-	-
Total	113,019	142,992	142,992	29,972	30,860	887

(Millions of yen)

Category	As of September 30, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	72,981	96,775	96,775	23,794	24,430	636
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	41,181	64,975	64,975	23,794	24,430	636
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed money trusts	31,800	31,800	31,800	-	-	-
Total	72,981	96,775	96,775	23,794	24,430	636

Category	As of March 31, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	71,073	100,846	100,846	29,772	29,927	154
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	46,773	76,546	76,546	29,772	29,927	154
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed money trusts	24,300	24,300	24,300	-	-	-
Total	71,073	100,846	100,846	29,772	29,927	154

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

c. Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	-	-	-	-
Stocks	-	-	-	-

Category	As of March 31, 2007	
	Carrying value	Net valuation gains (losses)
Trading securities	-	-
Stocks	-	-

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of yen)

Category	As of September 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	63,599	93,571	29,972	30,860	887
Domestic bonds	-	-	-	-	-
Domestic stocks	63,599	93,571	29,972	30,860	887
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	63,599	93,571	29,972	30,860	887

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	39,042	62,836	23,794	24,430	636
Domestic bonds	-	-	-	-	-
Domestic stocks	39,042	62,836	23,794	24,430	636
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	39,042	62,836	23,794	24,430	636

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	45,084	74,857	29,772	29,927	154
Domestic bonds	-	-	-	-	-
Domestic stocks	45,084	74,857	29,772	29,927	154
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	45,084	74,857	29,772	29,927	154

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate

(Millions of yen)

Category	As of September 30, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,207	77,888	(2,319)	27,291	29,610
Leasehold	913	518	(394)	217	611
Total	81,120	78,406	(2,714)	27,508	30,222

Category	As of September 30, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	78,320	93,687	15,366	38,915	23,548
Leasehold	913	552	(360)	305	665
Total	79,233	94,240	15,006	39,220	24,214

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,464	97,885	17,420	41,690	24,269
Leasehold	913	648	(264)	305	569
Total	81,377	98,533	17,156	41,995	24,839

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions

a) Gains (losses) on derivatives with and without hedge accounting

As of September 30, 2006

(Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,087	(1,834)	-	-	-	(746)
Hedge accounting not applied	(18)	(6,985)	182	(144)	-	(6,966)
Total	1,068	(8,819)	182	(144)	-	(7,713)

As of September 30, 2007

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,310	1,175	-	-	-	2,485
Hedge accounting not applied	81	2,420	-	-	-	2,502
Total	1,392	3,595	-	-	-	4,987

As of March 31, 2007

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,218	(1,024)	-	-	-	193
Hedge accounting not applied	(8)	6,104	(189)	21	-	5,928
Total	1,209	5,079	(189)	21	-	6,122

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of September 30, 2006: a loss of 1,834 million yen; as of September 30, 2007: a gain of 1,175 million yen; as of March 31, 2007: a loss of 1,024 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

3. 1,310 million yen of gains (losses) on derivatives which are applied to fair value hedge method as of September 30, 2007 include gains (losses) on transaction of interest rate swaps stopped applying to fair value hedge method as of September 30, 2007.

b) Interest-related transactions

(Millions of yen)

Type	As of September 30, 2006				As of September 30, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year				Over 1 year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	139,782	138,382	1,068	1,068	138,382	138,382	1,392	1,392
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				1,068				1,392

Type	As of March 31, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year		
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	-	-	-	-
Receipts floating, payments fixed	139,782	138,382	1,209	1,209
Receipts floating, payments floating	-	-	-	-
Others:				
Sold	-	-	-	-
Bought	-	-	-	-
Total				1,209

*Interest rate swaps by contractual maturity dates

(Millions of yen, %)

Category	As of September 30, 2006				As of September 30, 2007			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average rate (receipt) (%)	-	-	-	-	-	-	-	-
Average rate (payment) (%)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed:								
Notional amount	139,782	1,400	-	138,382	138,382	-	72,666	65,716
Average rate (receipt) (%)	0.48	0.48	-	0.48	0.93	-	0.86	1.02
Average rate (payment) (%)	0.90	1.97	-	0.89	0.89	-	0.80	0.99

Category	As of March 31, 2007			
	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:				
Notional amount	-	-	-	-
Average rate (receipt) (%)	-	-	-	-
Average rate (payment) (%)	-	-	-	-
Receipts floating, payments fixed:				
Notional amount	139,782	1,400	37,297	101,085
Average rate (receipt) (%)	0.60	0.71	0.58	0.61
Average rate (payment) (%)	0.90	1.97	0.77	0.93

c) Currency-related transactions

(Millions of yen)

Category	As of September 30, 2006				As of September 30, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year				Over 1 year		
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	426,772	-	435,593	(8,820)	334,112	-	330,515	3,596
U.S. dollar	334,722	-	341,935	(7,212)	246,616	-	242,496	4,120
Euro	77,256	-	78,580	(1,324)	79,063	-	79,771	(707)
British pound	12,139	-	12,331	(192)	7,179	-	7,003	176
Canadian dollar	2,654	-	2,745	(91)	1,252	-	1,244	7
Bought:	83	-	83	0	1,311	-	1,310	(0)
U.S. dollar	46	-	46	0	1,311	-	1,310	(0)
Euro	37	-	37	0	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				(8,819)				3,595

Category	As of March 31, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year		
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	412,849	-	407,780	5,069
U.S. dollar	307,976	-	301,882	6,094
Euro	86,636	-	87,683	(1,047)
British pound	15,569	-	15,531	38
Canadian dollar	2,665	-	2,683	(17)
Bought:	995	-	1,005	10
U.S. dollar	402	-	406	3
Euro	592	-	599	6
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				5,079

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d) Stock-related transactions

(Millions of yen)

Category	As of September 30, 2006				As of September 30, 2007			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	-	-	-	-	-	-	-	-
Bought	5,001	-	5,184	182	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				182				-

Category	As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Stock index futures:				
Sold	16,563	-	16,753	(189)
Bought	-	-	-	-
Stock options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				(189)

e) Bond-related transactions

(Millions of yen)

Category	As of September 30, 2006				As of Septemeber 30, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year				Over 1 year		
Exchange-traded transactions								
Bond futures contracts:								
Sold	24,793	-	24,938	(144)	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(144)				-

Category	As of March 31, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 year		
Exchange-traded transactions				
Bond futures contracts:				
Sold	22,559	-	22,537	21
Bought	-	-	-	-
Bond futures options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				21

f) Others

The Company held no other derivative instruments as of September 30, 2006, 2007, and March 31, 2007

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Individual variable insurance	26,785	26,308	26,712
Individual variable annuities	17,605	18,321	18,141
Non-participating individual variable annuities	1,840	4,996	3,960
Group annuities	106,057	108,897	111,859
Total	152,288	158,523	160,673

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	333	1,250	240	859	274	1,013
Variable insurance (whole life)	8,433	65,280	8,069	62,124	8,206	63,439
Total	8,766	66,530	8,309	62,984	8,480	64,453

b. Asset composition

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	0	0.0	1	0.0	1,119	4.2
Securities	24,534	91.6	24,470	93.0	24,989	93.6
Domestic bonds	6,470	24.2	5,043	19.2	5,883	22.0
Domestic stocks	10,647	39.7	11,532	43.8	11,454	42.9
Foreign securities	7,416	27.7	7,894	30.0	7,651	28.6
Foreign bonds	2,648	9.9	3,086	11.7	3,074	11.5
Foreign stocks and other securities	4,768	17.8	4,808	18.3	4,576	17.1
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	2,250	8.4	1,836	7.0	603	2.3
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	26,785	100.0	26,308	100.0	26,712	100.0

c. Net investment income

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	253	278	490
Gains on sales of securities	1,059	522	1,802
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	-	-
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	1	14	12
Losses on sale of securities	258	146	396
Amortization of securities	-	-	-
Devaluation losses on securities	1,402	239	1,033
Foreign exchange losses, net	1	1	0
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income	(348)	427	874

Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities (Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	24,534	(1,402)	24,470	(239)
Domestic bonds	6,470	66	5,043	4
Domestic stocks	10,647	(1,544)	11,532	(338)
Foreign bonds	2,648	47	3,086	2
Foreign stocks	4,768	28	4,808	90
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

Category	As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)
Trading securities	24,989	(1,033)
Domestic bonds	5,883	105
Domestic stocks	11,454	(1,378)
Foreign bonds	3,074	17
Foreign stocks	4,576	222
Other securities	-	-
Monetary trusts	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(e) Others

The Company held no other derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(3) Status of Individual Variable Annuities (Separate accounts)

a. Total number of policies and total policy amount in force (Number, Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	187	852	178	797
Variable annuities (guaranteed minimum living benefit type)	167	532	160	498
Total	354	1,384	338	1,296

Category	As of March 31, 2007	
	Number	Amount
Variable annuities (variable investment type)	180	806
Variable annuities (guaranteed minimum living benefit type)	164	507
Total	344	1,313

b. Asset composition

(Millions of yen, %)

Category	As of September 30, 2006					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	0	0.0	0	0.0	0	0.0
Securities	4,912	89.5	5,592	94.5	5,845	94.3
Domestic bonds	3,522	64.2	1,142	19.3	3,059	49.4
Domestic stocks	704	12.8	2,768	46.8	1,713	27.7
Foreign securities	686	12.5	1,681	28.4	1,071	17.3
Foreign bonds	264	4.8	562	9.5	618	10.0
Foreign stocks and other securities	421	7.7	1,119	18.9	452	7.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	573	10.5	327	5.5	351	5.7
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,487	100.0	5,920	100.0	6,197	100.0

Category	As of September 30, 2007					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	1	0.0	0	0.0
Securities	5,056	89.4	5,923	94.3	6,052	94.8
Domestic bonds	3,376	59.7	957	15.2	2,839	44.5
Domestic stocks	945	16.7	3,215	51.2	2,045	32.0
Foreign securities	733	13.0	1,749	27.9	1,166	18.3
Foreign bonds	273	4.8	576	9.2	637	10.0
Foreign stocks and other securities	460	8.1	1,173	18.7	528	8.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	599	10.6	354	5.7	331	5.2
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,657	100.0	6,279	100.0	6,384	100.0

Category	As of March 31, 2007					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	560	10.0	260	4.2	251	4.0
Securities	5,015	89.6	5,900	95.2	6,060	95.5
Domestic bonds	3,531	63.1	1,202	19.4	3,069	48.4
Domestic stocks	819	14.6	3,091	49.9	1,915	30.2
Foreign securities	664	11.9	1,606	25.9	1,075	17.0
Foreign bonds	269	4.8	573	9.2	631	10.0
Foreign stocks and other securities	394	7.1	1,033	16.7	444	7.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	23	0.4	34	0.6	32	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,599	100.0	6,196	100.0	6,345	100.0

c. Net investment income

(Millions of yen)

Category	Six Months Ended September 30, 2006			Six Months Ended September 30, 2007		
	Variable investment type		GMLB type	Variable investment type		GMLB type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	45	53	53	49	63	60
Gains on sales of securities	96	258	213	25	81	54
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	-	-	-	3	-	-
Foreign exchange gains, net	-	-	-	-	-	-
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	1	2	2
Losses on sale of securities	28	53	41	16	35	27
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	91	379	264	-	28	26
Foreign exchange losses, net	0	0	0	0	0	0
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income (loss)	22	(121)	(39)	62	81	63

Category	Year Ended March 31, 2007		
	Variable investment type		GMLB type
	Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	90	106	109
Gains on sales of securities	149	421	302
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	-	-
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	1	3	1
Losses on sale of securities	49	84	69
Amortization of securities	-	-	-
Devaluation losses on securities	44	278	189
Foreign exchange losses, net	0	1	0
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income (loss)	146	167	154

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,912	(91)	5,056	3	5,015	(44)
Domestic bonds	3,522	28	3,376	2	3,531	41
Domestic stocks	704	(128)	945	(20)	819	(109)
Foreign bonds	264	6	273	0	269	2
Foreign stocks, etc.	421	2	460	21	394	20
Other securities	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,592	(379)	5,923	(28)	5,900	(278)
Domestic bonds	1,142	9	957	(0)	1,202	15
Domestic stocks	2,768	(399)	3,215	(87)	3,091	(342)
Foreign bonds	562	14	576	2	573	11
Foreign stocks, etc.	1,119	(4)	1,173	57	1,033	36
Other securities	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (GMLB type) (Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,845	(264)	6,052	(26)	6,060	(189)
Domestic bonds	3,059	25	2,839	5	3,069	41
Domestic stocks	1,713	(296)	2,045	(52)	1,915	(255)
Foreign bonds	618	14	637	(3)	631	9
Foreign stocks, etc.	452	(8)	528	23	444	15
Other securities	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(e) Others

The Company held no other derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(4) Status of Non-participating Individual Variable Annuities (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Number	Amount	Number	Amount	Number	Amount
Non-participating individual variable annuities (GMLB type)	122	877	321	4,083	244	3,372

b. Asset composition

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	286	15.6	1,110	22.2	1,172	29.6
Securities	1,554	84.4	3,886	77.8	2,787	70.4
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign securities	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks and other securities	-	-	-	-	-	-
Other securities	1,554	84.4	3,886	77.8	2,787	70.4
Loans	-	-	-	-	-	-
Other assets	-	-	-	-	-	-
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	1,840	100.0	4,996	100.0	3,960	100.0

c. Net investment income

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Interests, dividends and income from real estate for rent	-	-	-
Gains on sales of securities	-	-	-
Gains on redemption of securities	-	-	-
Valuation gains on securities	4	-	37
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	-	-	-
Losses on sale of securities	-	-	-
Amortization of securities	-	-	-
Devaluation losses on securities	-	1	-
Foreign exchange losses, net	-	-	-
Losses from derivatives, net	-	-	-
Other investment expenses	-	-	-
Net investment income	4	(1)	37

Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	1,554	4	3,886	(1)	2,787	37
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks	-	-	-	-	-	-
Other Securities	1,554	4	3,886	(1)	2,787	37
Monetary trusts	-	-	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

(e) Others

The Company held no other derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

4. Reconciliation to Core Profit and Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Core Revenues	510,491	550,164	1,034,031
Income from insurance premiums	432,069	419,553	865,254
Insurance premiums	431,479	419,114	864,247
Ceded reinsurance recoveries	589	438	1,006
Investment income	64,393	83,756	138,671
Interest, dividends and income from real estate for rent	63,054	80,521	129,458
Gains on redemption of securities	-	-	-
Other investment income	1,339	1,418	2,685
Gains on separate accounts, net	-	1,816	6,526
Other ordinary income	13,502	45,557	14,520
Income related to withheld insurance claims and other payments for future annuity payments	71	229	311
Income due to withheld insurance payments	1,216	1,464	2,552
Reversal of reserve for outstanding claims	-	5,438	-
Reversal of policy reserve	11,583	35,977	10,603
Reversal of reserve for employees' retirement benefits	-	-	-
Other ordinary income	631	2,447	1,053
Other core revenues	525	1,297	15,584
Core Expenses	450,736	482,789	908,240
Insurance claims and other payments	381,226	407,882	758,211
Insurance claims	142,561	152,383	268,182
Annuity payments	13,367	14,274	27,978
Insurance benefits	88,784	92,524	174,681
Surrender payments	115,193	124,561	248,907
Other payments	20,820	23,683	37,415
Reinsurance payments	498	454	1,045
Provision for policy and other reserves	896	409	3,518
Provision for reserve for outstanding claims	457	-	2,664
Interest portion of reserve for policyholder dividends	439	409	853
Investment expenses	5,840	9,407	11,767
Interest expense	52	140	165
Amortization of securities	-	-	-
Provision for reserve for possible loan losses	-	67	-
Depreciation of real estate for rent	1,222	1,638	2,716
Other investment expenses	4,008	7,561	8,884
Losses on separate accounts, net	557	-	-
Operating expenses	55,995	57,369	111,815
Other ordinary expenses	6,741	7,677	22,881
Payments related to withheld insurance claims	1,067	1,526	2,344
Taxes	3,327	3,367	6,647
Depreciation	2,042	2,158	4,149
Provision for reserve for employees' retirement benefits	96	323	7,405
Other ordinary expenses	207	301	2,334
Other core expenses	35	43	46
Core Profit	59,755	67,375	125,791

b. Reconciliation to Non-consolidated Ordinary Profit

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Fiscal Year Ended March 31, 2007
Core profit (A)	59,755	67,375	125,791
Capital gains	14,374	21,748	29,089
Gains from monetary trusts, net	1,361	8,738	8,092
Gains on investments in trading securities, net	3,147	3,588	17,824
Gains on sales of securities	10,391	9,474	18,756
Gains from derivatives, net	-	1,244	-
Foreign exchange gains, net	-	-	-
Others	(525)	(1,297)	(15,584)
Capital losses	19,618	18,416	32,330
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sales of securities	5,637	3,648	5,744
Devaluation losses on securities	1,167	11,769	610
Losses from derivatives, net	9,913	-	20,324
Foreign exchange losses, net	2,936	3,041	5,696
Others	(35)	(43)	(46)
Total capital gains/losses (B)	(5,244)	3,331	(3,241)
Core profit reflecting capital gains / losses (A+B)	54,511	70,706	122,549
Other one-time gains	(460)	(1,169)	(1,302)
Ceding reinsurance recoveries	-	-	-
Reversal of contingency reserve	(460)	(1,169)	(1,302)
Others	-	-	-
Other one-time losses	-	78	-
Reinsurance premiums	-	-	-
Provision for contingency reserve	-	-	-
Provision for specific reserve for possible loan losses	-	(43)	-
Provision for specific reserves for loans to refinancing countries	-	-	-
Write-off of loans	-	121	-
Others	-	-	-
Other one-time gains/losses (C)	(460)	(1,247)	(1,302)
Ordinary profit (A+B+C)	54,051	69,458	121,247

Notes:

1. *Core profit for the six months ended September 30, 2007 includes 407 million yen of income gains from monetary trusts and 889 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and 43 million yen of income losses from derivatives as other core expenses instead of capital losses.*
2. *Core profit for the six months ended September 30, 2006 includes 525 million yen of income gains from monetary trusts as other core revenues instead of capital gains, and 35 million yen of income losses from derivatives as other core expenses instead of capital losses.*
3. *Core profit for the year ended March 31, 2007 includes 966 million yen of income gains from monetary trusts and 14,618 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and 46 million yen of income losses from derivatives as other core expenses instead of capital losses.*

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	140	325	210
Claims with collection risk	1,660	1,034	1,249
Claims for special attention	396	336	374
Subtotal	2,197	1,696	1,834
[% of Total]	[0.23]	[0.18]	[0.20]
Claims against normal obligors	962,228	928,836	936,253
Total	964,426	930,532	938,088

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Loans to bankrupt companies	118	184	195
Past due loans	1,681	1,175	1,264
Loans over due for three months or more	-	-	-
Restructured loans	395	336	374
Total: a	2,195	1,696	1,833
[% of total loans]	[0.23]	[0.19]	[0.20]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2006, September 30, 2007, and March 31, 2007 amounted to 5 million yen, 126 million yen, and 5 million yen respectively. Past due loans also decreased due to write-offs in the amounts of 421 million yen, 210 million yen, and 219 million yen as of September 30, 2006, September 30, 2007 and March 31, 2007, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
General reserve for possible loan losses	168	251	183
Specific reserve for possible loan losses	1,193	816	859
Specific reserve for loans to refinancing countries	-	-	-
Total	1,361	1,067	1,043

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Transfer	1,193	816	859
Reversal	1,499	859	1,481
Net transfer	(305)	(43)	(621)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2006, September 30, 2007 and March 31, 2007.

b. Loan outstanding by country

The Company held no loan outstanding by country as of September 30, 2006, September 30, 2007 and March 31, 2007.

(4) Write-off of Loans

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Write-off of loans	-	121	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of September 30, 2007, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of yen)

Classifications	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	958,504	959,544	876,470	877,150	922,280	923,005
Class II	4,789	4,789	53,253	53,253	14,937	14,937
Class III	1,132	92	808	128	869	144
Class IV	-	-	121	-	-	-
Total exposures	964,426	964,426	930,654	930,532	938,088	938,088

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen, %)

Items		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total solvency margin (A)		1,027,260	1,097,643	1,135,048
	Net assets (less certain items)	211,079	251,742	229,827
	Reserve for price fluctuations	55,022	65,159	61,585
	Contingency reserve	79,539	81,552	80,382
	Reserve for possible loan losses	168	251	183
	Net unrealized gains on available-for-sale securities (before tax) (x 90 percent, if gains; x 100 percent, if losses)	463,950	428,752	510,954
	Net unrealized gains (losses) on real estate (x 85 percent, if gains; x 100 percent, if losses)	(2,714)	12,755	14,582
	Excess of amount of policy surrender payment	127,719	131,060	127,608
	Unallotted portion of reserve for policyholder dividends	8,623	16,814	13,240
	Future profits	12,729	16,564	15,502
	Deferred tax assets	71,140	92,990	81,181
	Subordinated debt	-	-	-
	Deductible items	-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$ (B)		171,329	173,387	171,889
	Insurance risk R_1	33,984	29,481	33,692
	Assumed investment yield risk R_2	19,955	18,647	19,197
	Investment risk R_3	143,211	146,581	144,508
	Business risk R_4	3,957	3,990	3,964
	Minimum guaranty risk R_7	718	826	804
	3rd sector insurance risk R_8	-	3,995	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,199.1%	1,266.1%	1,320.6%

Notes:

1. *The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*
2. *"Net assets (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.*
4. *Minimum guarantee risks were calculated using the standard method regulated by FSA.*
5. *As for September 30, 2007, "3rd sector insurance risk" is included in calculation. As for September 30, 2006 and March 31, 2007, the ratio is calculated according to the former rule.*

8. Adjusted Net Assets

(Millions of yen)

Items	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Adjusted net assets	1,001,923	1,045,130	1,109,674

Note: Adjusted net assets are calculated based on the regulatory standard.

November 15, 2007
Daido Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2007
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen, %)

	Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Annualized Premiums of New Policies	37,527	-	(10.7)	83,462	42,025
3rd Sector Products	2,032	-	7.1	3,892	1,898
Annualized Premiums of Total Policies	691,947	(0.0)	0.3	692,273	690,185
3rd Sector Products	57,860	(1.2)	(3.3)	58,574	59,804
Income from Insurance Premiums	419,553	-	(2.9)	865,254	432,069
Individual Insurance and Annuities	335,059	-	(0.4)	673,891	336,392
Group Insurance and Annuities	83,022	-	(11.7)	188,633	94,038
New Policy Amount	2,425,744	-	8.3	4,327,836	2,239,268
Policy Amount in Force	39,906,668	0.4	(0.2)	39,732,098	39,990,162
Surrender & Lapse Amount	1,783,116	-	1.0	3,615,874	1,765,410
Surrender & Lapse Rate	4.49%	-	0.08points	9.04%	4.41%

Notes:
1. The above figures excluding income from insurance premiums represent total amounts of individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.
4. Surrender and lapse rates for the six months ended September 30, 2007 and 2006 are not annualized.

(2) Assets

(Millions of yen, %)

	As of September 30, 2007	% Change from March 31, 2007	% Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Total Assets	6,288,386	(1.7%)	(0.2%)	6,397,075	6,302,087
Adjusted Net Asset	1,045,130	(5.8%)	4.3%	1,109,674	1,001,923
Adjusted Net Asset/ General Account Assets	17.0	(0.8points)	0.7points	17.8	16.3
Solvency Margin Ratio	1,266.1	(54.5points)	67.0points	1,320.6	1,199.1

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

(Millions of yen, %)

	Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Core Profit	67,375	-	12.8%	125,791	59,755

(Millions of yen)

	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Negative Spread	3,000	- (Note)

Note: There was positive spread (¥8,390 million) for the fiscal year ended March 31, 2007.

(4) Policy and Other Reserves (Millions of yen)

	As of September 30, 2007	Change from Mar. 31, 2007	Change from Sept. 30, 2006	As of March 31, 2007	As of September 30, 2006
Policy Reserve (Note: 1)	5,180,863	(35,997)	(34,997)	5,216,840	5,215,860
General Account	5,041,031	(33,420)	(40,412)	5,074,452	5,081,444
Separate Account	139,831	(2,556)	5,415	142,388	134,416
Reserve for Price Fluctuations	65,159	3,573	10,136	61,585	55,022
Contingency Reserve	81,552	1,169	2,012	80,382	79,539
Contingency Reserve 1	40,802	(4,272)	(4,177)	45,074	44,979
Contingency Reserve 2	36,332	1,420	2,150	34,912	34,181
Contingency Reserve 3	422	26	44	395	378
Contingency Reserve 4	3,995	3,995	3,995	-	-
Contingency Reserve Fund	-	-	-	-	-
Price Fluctuation Reserve Fund	-	-	-	-	-
Appropriated Retained Earnings for General Purpose (Note: 2)	130,000	0	30,000	130,000	100,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2007 is total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses (Millions of yen)

	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Securities	450,935	(95,460)	(47,763)	546,396	498,698
Domestic Stocks	194,797	(53,736)	(50,706)	248,534	245,504
Domestic Bonds	12,527	(6,123)	(7,401)	18,650	19,928
Foreign Securities	4,657	(5,177)	(9,601)	9,835	14,258
Other Securities	214,402	(24,914)	24,919	239,316	189,482
Real Estate (domestic land and lease)	15,006	(2,149)	17,720	17,156	(2,714)

(6) Impairment of Fixed Assets (Millions of yen)

	Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Impairment Loss	-	(525)	(525)	525	525

(7) Investment for the Six Months Ended September 30, 2007 (Millions of yen)

	Net Increase (decrease)	Second Half Year Ending March 31, 2008 (Planned)
Domestic Stocks	(11,812)	
(Including stocks held in investment trusts)	2,383	Prolong duration of domestic bonds if interest rates rise.
Domestic Bonds	260,604	Basically maintain current asset composition for domestic stocks, foreign stocks, foreign bonds, foreign currency exchange and others.
Foreign Stocks	26,255	Possible change according to the prospect of the market.
Foreign Bonds	(84,861)	Continue to increase net exposure to alternative investments.
Real Estate	(5,747)	

Notes:

1. Net increase (decrease) indicates net of the total executed amount including stock futures contracts. As for monetary trusts, the amount is the net cash inflow (outflow) due to newly setup or cancellation.

2. Forecasts for the second half year ending March 31, 2008 are stated on net exposure basis.

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2007

	As of September 30, 2007	
NIKKEI Average	approx.	8,600 Yen
TOPIX	approx.	830 Points
Domestic Bonds	approx.	1.8%
Foreign Securities	approx.	99 Yen

Notes:

1. These figures are calculated based on asset holdings as of September 30, 2007 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S. dollar/yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Domestic Bonds are calculated on a 10-Year JGB yield basis (September 30, 2007: 1.69%).
3. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (September 30, 2007: 115.43 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(9) Performance forecasts for the Fiscal Year Ending March 31, 2008

(Billions of yen)

	Fiscal Year Ending March 31, 2008
Income from Insurance Premiums	850
Core Profit	115
Policy Amount in Force	39,770
Annualized Premiums of Total Policies	700

(10) Cross Holdings with Domestic Banks

a. Contributions from Domestic Banks (Millions of yen)

	As of September 30, 2007
Funds	None
Subordinated Loans and Debentures	None

b. Contributions to Domestic Banks (Millions of yen)

	As of September 30, 2007
Bank Stocks	124,135
Subordinated Loans and Debentures	272,946

(11) Number of Employees

(Number)

	As of September 30, 2007	% Change from March 31, 2007	% Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
In-house Sales Representatives	4,491	(5.0%)	(8.1%)	4,726	4,886
Sales Agents	14,634	2.4%	2.4%	14,295	14,287
Administrative personnel	3,392	5.6%	4.5%	3,212	3,245

(12) OTC Sales thorough Banks

Daido Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(13) Payment Examination of Insurance Claims and Benefits

(Millions of yen)

	Six Months Ended September 30, 2007	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Cost of Payment Examination	310	310	140
Personnel Cost	240	240	60
Nonpersonnel Cost	60	60	70

	Six Months Ended September 30, 2007	Fiscal Year Ending March 31, 2008 (Forecast)
Additional Insurance Claims and Benefits Already Paid	2,660	2,940

Note: Insurance Claims and Benefits already paid as of March 31, 2007 were 220 million yen.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2007)

November 15, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2007 (April 1, 2007 - September 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2007	¥97,776 million	7.0	¥(5,016) million	(26.0)	¥(3,395) million	3.9	¥(3,624) million	(38.3)
Six months ended September 30, 2006	¥91,352 million	(38.7)	¥(6,777) million	11.1	¥(3,267) million	(28.3)	¥(5,876) million	(7.8)
Year ended March 31, 2007	¥266,120 million	-	¥(13,528) million	-	¥(6,457) million	-	¥(10,720) million	-

	Net Income Per Share
Six months ended September 30, 2007	¥(4,530.13)
Six months ended September 30, 2006	¥(7,345.88)
Year ended March 31, 2007	¥(13,400.36)

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of September 30, 2007	¥1,113,677 million	¥30,488 million	2.7%	¥38,110.51
As of September 30, 2006	¥956,364 million	¥39,307 million	4.1%	¥49,133.96
As of March 31, 2007	¥1,078,447 million	¥34,201 million	3.2%	¥42,752.18

Note: Shareholder's equity: as of September 30, 2007: ¥30,488 million; as of September 30, 2006: ¥39,307 million, as of March 31, 2007: ¥34,201 million

2. Dividends

	Annual Dividends per Share		
		Interim	Year-End
Year ended March 31, 2007	¥-	¥-	¥-
Year ending March 31, 2008	¥-	¥-	¥-

3. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

T&D Financial Life's forecasts are omitted. Please refer to T&D Holdings' *"Forecasts for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Six Months ended September 30, 2007"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:
Changes due to the revision of accounting standards: Applicable
Changes due to other factors : None

(2) Number of Outstanding Shares (Common Stock):
Number of outstanding shares including treasury stock at the end of the term: as of September 30, 2007: 800,000; as of September 30, 2006: 800,000; as of March 31, 2007: 800,000
Number of treasury stock at the end of the term: None
Average number of outstanding shares during the term: for the six months ended September 30, 2007: 800,000; for the six months ended September 30, 2006: 800,000; for the fiscal year ended March 31, 2007: 800,000

T&D Financial Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Assets:						
Cash and deposits	29,031	3.0	25,442	2.3	30,649	2.8
Cash	2		1		1	
Deposit	29,029		25,441		30,648	
Call loans	20,000	2.1	25,500	2.3	20,000	1.9
Monetary trusts	10,138	1.1	15,853	1.4	12,340	1.1
Securities	862,135	90.2	1,013,011	91.0	977,536	90.6
Government bonds	331,532		341,336		336,822	
Corporate bonds	17,915		12,478		17,686	
Domestic stocks	2,091		1,232		1,913	
Foreign securities	27,784		17,393		24,823	
Other securities	482,811		640,570		596,290	
Loans	11,847	1.2	8,803	0.8	10,259	1.0
Policy loans	8,031		7,504		7,704	
Commercial loans	3,815		1,298		2,555	
Tangible fixed assets	309	0.0	285	0.0	298	0.0
Buildings	294		276		286	
Other tangible fixed assets	14		9		11	
Intangible fixed assets	2,344	0.2	2,974	0.3	2,690	0.2
Software	2,310		2,966		2,682	
Other intangible fixed assets	34		8		8	
Due from agencies	-	-	-	-	0	0.0
Due from reinsurers	5,356	0.6	8,381	0.8	8,158	0.8
Other assets	10,340	1.1	6,185	0.5	10,330	1.0
Accounts receivable	7,890		4,167		8,585	
Prepaid expenses	391		449		260	
Accrued income	875		730		842	
Deposit for rent	911		586		414	
Suspense payable	108		87		64	
Other assets	162		162		162	
Deferred tax assets	4,934	0.5	7,309	0.6	6,254	0.6
Reserve for possible loan losses	(72)	(0.0)	(70)	(0.0)	(71)	(0.0)
Total assets	956,364	100.0	1,113,677	100.0	1,078,447	100.0

(Millions of yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Policy reserves	901,993	94.3	1,071,687	96.2	1,029,160	95.4
Reserve for outstanding claims	5,009		5,296		5,144	
Policy reserve	894,011		1,063,844		1,020,869	
Reserve for policyholder dividends	2,972		2,546		3,146	
Due to agencies	1,240	0.1	445	0.1	1,313	0.1
Due to reinsurers	130	0.0	127	0.0	84	0.0
Other liabilities	5,473	0.6	2,737	0.3	5,347	0.5
Income taxes payable	6		6		24	
Accounts payable	2,924		1,469		3,525	
Accrued expenses	1,397		915		1,385	
Unearned income	0		0		0	
Deposit received	351		247		312	
Suspense receipt	794		99		100	
Reserve for employees' retirement benefits	7,699	0.8	7,623	0.7	7,794	0.7
Reserve for directors' and corporate auditors' retirement benefits	134	0.0	165	0.0	152	0.0
Reserve for price fluctuations	385	0.1	404	0.0	393	0.1
Total liabilities	917,057	95.9	1,083,189	97.3	1,044,246	96.8
Net assets:						
Common stock	36,000	3.8	36,000	3.2	36,000	3.4
Capital surplus	26,000	2.7	26,000	2.3	26,000	2.4
Retained earnings	(22,108)	(2.3)	(30,575)	(2.7)	(26,951)	(2.5)
Other retained earnings	(22,108)		(30,575)		(26,951)	
Unappropriated retained earnings	(22,108)		(30,575)		(26,951)	
Total stockholders' equity	39,891	4.2	31,424	2.8	35,048	3.3
Net unrealized gains on securities	(584)	(0.1)	(935)	(0.1)	(846)	(0.1)
Total valuation and translation adjustments	(584)	(0.1)	(935)	(0.1)	(846)	(0.1)
Total net assets	39,307	4.1	30,488	2.7	34,201	3.2
Total liabilities and net assets	956,364	100.0	1,113,677	100.0	1,078,447	100.0

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Ordinary revenues	91,352	100.0	97,776	100.0	266,120	100.0
Income from insurance premiums	85,606		88,081		240,759	
Insurance premiums	84,227		85,876		235,146	
Ceded reinsurance recoveries	1,379		2,205		5,612	
Investment income	2,624		4,983		17,173	
Interest, dividends and income from real estate for rent	2,237		2,202		4,396	
Interest income from deposits	0		0		0	
Interest income and dividends from securities	2,051		1,927		3,990	
Interest income from loans	176		152		342	
Other income from interest and dividends	8		122		62	
Gains from monetary trusts, net	-		1,012		-	
Gains on sales of securities	333		276		1,266	
Gains on redemption of securities	0		-		1	
Foreign exchange gains, net	-		0		-	
Other investment income	53		33		136	
Gains on separate accounts, net	-		1,456		11,372	
Other ordinary income	3,122		4,712		8,188	
Income related to withheld insurance claims and other payments for future annuity payments	2,719		4,409		7,751	
Income due to withheld insurance payments	208		126		335	
Reversal of reserve for employees' retirement benefits	186		171		91	
Other ordinary profit	7		4		9	
Ordinary expenses	98,130	107.4	102,793	105.1	279,649	105.1
Insurance claims and other payments	47,875		50,006		99,590	
Insurance claims	10,160		9,840		21,027	
Annuity payments	2,555		2,695		5,176	
Insurance benefits	6,902		8,976		16,685	
Surrender payments	21,487		23,061		45,406	
Other payments	4,762		3,487		7,825	
Reinsurance premiums	2,007		1,945		3,470	
Provision for policy and other reserves	27,586		43,128		154,582	
Provision for reserve for outstanding claims	534		151		669	
Provision for policy reserve	27,049		42,974		153,907	
Interest portion of reserve for policyholder dividends	2		2		5	
Investment expenses	13,704		250		4,766	
Interest expenses	0		19		4	
Losses from monetary trusts, net	1,609		-		3,407	
Losses on sales of securities	807		189		1,302	
Devaluation losses on securities	-		7		-	
Losses from redumption of securities	-		-		1	
Foreign exchange losses, net	0		-		0	
Provision for reserve for possible loan losses	-		0		-	
Other investment expenses	22		33		50	
Losses on separate accounts, net	11,263		-		-	
Operating expenses	7,809		7,565		17,921	
Other ordinary expenses	1,155		1,842		2,787	
Payments related to withheld insurance claims	232		261		638	
Taxes	629		579		1,530	
Depreciation	272		323		560	
Provision for reserve for directors' and corporate auditors' retirement benefits	16		12		35	
Other ordinary losses	4		664		22	
Ordinary loss	6,777	(7.4)	5,016	(5.1)	13,528	(5.1)

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Extraordinary gains	9	0.0	-	-	603	0.2
Gains on disposal of fixed assets	0		-		0	
Reversal of reserve for possible loan losses	9		-		9	
Other extraordinary gains	-		-		593	
Extraordinary losses	905	1.0	11	0.0	939	0.3
Losses on disposal and devaluation of fixed assets	12		0		36	
Provision for reserve for price fluctuations	21		11		29	
Headquaeters removal costs	871		-		873	
Provision for reserve for policyholder dividends	689	0.8	132	0.1	1,373	0.5
Loss before income taxes	8,362	(9.2)	5,160	(5.2)	15,237	(5.7)
Current income taxes	(2,785)	(3.1)	(519)	(0.5)	(3,608)	(1.4)
Deferred income taxes	299	0.3	(1,016)	(1.0)	(908)	(0.3)
Net loss	5,876	(6.4)	3,624	(3.7)	10,720	(4.0)

Supplementary Materials for the Six Months Ended September 30, 2007

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Status of General Account Assets

1. Business Highlights

(1) Total Policy Amount in Force (Number: Thousands, 100 Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007						As of March 31, 2007	
	Number	Amount	Number	Change (%)	Change from previous FYE (%)	Amount	Change (%)	Change from previous FYE (%)	Number	Amount
Individual insurance	268	19,052	240	89.5	94.8	16,536	86.8	93.2	253	17,734
Individual annuities	91	6,239	110	121.1	105.3	7,918	126.9	105.6	105	7,499
Subtotal	360	25,292	351	97.6	97.9	24,455	96.7	96.9	358	25,233
Group insurance	-	14,819	-	-	-	10,337	69.8	101.1	-	10,227
Group annuities	-	405	-	-	-	378	93.4	95.7	-	395

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount (Number: Thousands, 100 Millions of yen)

Category	Six Months Ended September 30, 2006				Six Months Ended September 30, 2007			
	Number	Amount	New policies	Increase from conversion	Number	Amount	New policies	Increase from conversion
Individual insurance	0	0	0	-	-	-	-	-
Individual annuities	7	540	540	-	8	639	639	-
Subtotal	7	540	540	-	8	639	639	-
Group insurance	-	-	-		-	-	-	
Group annuities	-	-	-		-	-	-	

Category	Year Ended March 31, 2007			
	Number	Amount	New policies	Increase from conversion
Individual insurance	0	0	0	-
Individual annuities	23	1,795	1,795	-
Subtotal	23	1,795	1,795	-
Group insurance	-	-	-	
Group annuities	-	-	-	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy Amount in Force (Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	Change (%)	Change from previous FYE (%)	As of March 31, 2007
Individual insurance	30,542	27,069	88.6	94.2	28,721
Individual annuities	47,486	71,217	150.0	112.4	63,363
Total	78,029	98,287	126.0	106.7	92,085
3rd Sector	7,172	6,394	89.2	94.9	6,741

b. New Policy Amount (Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Change (%)	Year Ended March 31, 2007
Individual insurance	0	-	-	0
Individual annuities	6,252	8,744	139.9	22,990
Total	6,253	8,744	139.9	22,991
3rd Sector	0	-	-	0

Notes:

1. The amounts are calculated by multiplying monthly premiums by 12, and dividing single premiums by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Policies by Dividend Type (Individual Insurance and Annuities)

a. Policies in Force

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	1,515,369	59.9	1,332,417	54.5	1,426,030	56.5
Semi-participating	328,708	13.0	282,010	11.5	300,773	11.9
Non-participating	685,125	27.1	831,074	34.0	796,539	31.6
Total	2,529,204	100.0	2,445,503	100.0	2,523,343	100.0

b. New Policies

(Millions of yen, %)

Category	Six Months Ended September 30, 2006		Six Months Ended September 30, 2007		Year Ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	-	-	-	-	-	-
Semi-participating	-	-	-	-	-	-
Non-participating	54,064	100.0	63,901	100.0	179,576	100.0
Total	54,064	100.0	63,901	100.0	179,576	100.0

Note: Semi-participating policies only pay dividends related to investment every five years.

(5) Average Amount of New Policies and Policy Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Average amount of new policies	12,600	-	12,600
Average amount in force	7,091	6,873	6,990

Note: There is no conversion plan from FY2001.

(6) New Policy Rate (New policy amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Individual insurance	0.0	-	0.0
Individual annuities	9.1	8.5	30.2
Subtotal	2.0	2.5	6.7
Group insurance	-	-	-

Notes:

1. There is no conversion plan from FY2001.

2. The figures for the six months ended September 30, 2007 and 2006 are not annualized.

(7) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Individual insurance	5.9	4.0	10.0
Individual annuities	2.8	2.4	6.1
Subtotal	5.2	3.5	9.1
Group insurance	0.2	0.0	0.2

Note: The figures for the six months ended September 30, 2007 and 2006 are not annualized.

(8) Surrender and Lapse Amount

(Number, Millions of yen)

Category	Six Months Ended September 30, 2006				Six Months Ended September 30, 2007				Year Ended March 31, 2007	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	12,983	59.1	122,015	57.2	8,147	62.8	71,343	58.5	22,220	206,356
Individual annuities	1,683	107.3	16,842	166.1	1,735	103.1	17,922	106.4	3,357	36,410
Subtotal	14,666	62.3	138,858	62.1	9,882	67.4	89,266	64.3	25,577	242,766
Group insurance	-	-	3,126	300.8	-	-	246	7.9	-	3,681

(9) Average Premium Amount of Individual Insurance New Policies (Monthly Premium)

(Yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Average premium amount	18,530	-	18,530

Note: There is no conversion plan from FY2001.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Amount of negative spread	2,049	1,970	4,117
Investment yield on core profit	1.13%	1.11%	1.13%
Average assumed investment yield	2.16%	2.12%	2.17%
Individual insurance and annuities	2.33%	2.26%	2.33%
Policy reserve in general accounts	400,278	392,097	396,596

Notes:

1. Method of calculating negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. While investment yield on core profit and average assumed investment yield in the table are annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x 1/2

(11) Mortality Rate for Individual Insurance

(‰)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Rate based on number of policies	2.48	2.75	5.21
Rate based on policy amount	2.91	3.47	6.44

Note: The figures for the six months ended September 30, 2007 and 2006 are not annualized.

(12) The Number of Reinsurance Companies Accepting the T&D Financial Life's Policies

(Number)

Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
4	4	4

(13) The Ratio of Reinsurance Premium Paying to Top Five Reinsurance Companies to Total Reinsurance Premium

(%)

Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
100.0	100.0	100.0

(14) Reinsurance Premium Ratio by Rating Categories

(%)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
AAA	0.0	0.0	0.0
AA-	99.9	100.0	100.0
A+	0.1	0.0	0.0

Note: Rating categories are based on the Insurer Financial Strength Rating Definitions by Standard & Poor's.

(15) Reinsurance Recovery Receivable

(Millions of yen)

Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
7	380	0

(16) Ratio of Insurance Claims to Earned Premium by the Benefit Cause in Third Sector Insurance

(%)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Occurrence rate in third sector insurance	31.9	43.6	32.8
Medical	30.1	31.4	30.1
Cancer	54.9	54.7	51.9
Nursing care	1.9	6.9	1.6
Others	47.7	73.9	50.2

(17) Reserve for Outstanding Claims

(Millions of yen)

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Insurance claims				
	Death benefits	1,729	1,143	1,416
	Accidental death benefits	39	31	48
	Disability benefits	360	1,063	577
	Maturity benefits	422	599	600
	Others	-	-	-
	Subtotal	2,553	2,838	2,643
Annuity payments		51	144	55
Insurance benefits		530	688	670
Surrender payments		1,683	930	1,302
Deferred insurance benefits		13	16	22
Total		5,009	5,296	5,144

(18) Policy Reserve

(Millions of yen)

Category			As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Policy reserve (excluding contingency reserve)					
	Individual insurance		241,565	229,023	235,174
		General accounts	238,518	225,984	232,059
		Separate accounts	3,046	3,039	3,115
	Individual annuities		604,354	783,893	735,822
		General accounts	119,698	126,866	124,058
		Separate accounts	484,656	657,026	611,763
	Group insurance		265	218	235
		General accounts	265	218	235
		Separate accounts	-	-	-
	Group annuities		40,544	37,867	39,555
		General accounts	40,500	37,867	39,555
		Separate accounts	44	-	-
	Others		785	728	769
		General accounts	785	728	769
		Separate accounts	-	-	-
	Subtotal		887,515	1,051,732	1,011,557
		General accounts	399,768	391,665	396,678
		Separate accounts	487,746	660,066	614,879
Contingency reserve					
	Contingency reserve 1		3,308	4,981	4,571
	Contingency reserve 2		-	-	-
	Contingency reserve 3		3,187	6,768	4,740
	Contingency reserve 4		-	361	-
	Subtotal		6,496	12,111	9,311
Total			894,011	1,063,844	1,020,869
	General accounts		406,264	403,777	405,990
	Separate accounts		487,746	660,066	614,879

Note: Method of accumulating reserves has been changed from the fiscal year ending March 31, 2008 along with regulation change. 19 million yen of contingency reserve relating to the third sector which were included in "Contingency reserve 1" is now included in "Contingency reserve 4" with 341 million yen of contingency reserve as an object of stress-test.

(19) Policy Reserve Calculating Methods and Ratios

Category			As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Calculating methods	Policies subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)
	Policies not subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	Full-year Zillmer Method	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"			99.4%	99.6%	99.5%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(20) Other Reserves

(Millions of yen)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses							
	General reserve	4	(9)	4	0	4	(9)
	Specific reserve	68	(10)	65	(1)	67	(11)
Reserve for employees' retirement benefits		7,699	(186)	7,623	(171)	7,794	(91)
Reserve for directors' retirement benefits		134	16	165	12	152	35
Reserve for price fluctuations		385	21	404	11	393	29

(21) Insurance Premium

(Millions of yen)

Category		Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Individual insurance		12,360	10,709	23,780
	Single premiums	-	-	-
	Annual payment	1,360	1,146	2,566
	Semi-annual payment	194	163	373
	Monthly payment	10,805	9,400	20,840
Individual annuities		68,044	72,369	204,069
	Single premiums	67,262	71,663	202,518
	Annual payment	98	87	212
	Semi-annual payment	10	9	20
	Monthly payment	672	608	1,317
Group insurance		2,016	1,280	3,589
Group annuities		1,798	1,510	3,672
Total		84,227	85,876	235,146

(22) Insurance Claims

(Millions of yen)

Category	Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Death benefits	5,224	3,655	-	770	-	-	0	4,426	10,647
Accidental death benefits	72	52	-	-	-	-	-	52	105
Disability benefits	377	772	-	45	-	-	-	818	793
Maturity benefits	4,458	4,496	-	-	-	14	-	4,510	9,447
Others	27	33	-	-	-	-	-	33	33
Total	10,160	9,010	-	815	-	14	0	9,840	21,027

(23) Annuity Payments

(Millions of yen)

Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
2,555	-	2,131	17	516	30	-	2,695	5,176

(24) Insurance Benefits

(Millions of yen)

Category	Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Death benefits	3,095	3	5,063	-	-	0	-	5,067	8,727
Hospitalization benefits	696	653	3	1	-	-	0	658	1,353
Operation benefits	314	344	2	-	-	-	-	346	601
Injury benefits	13	85	-	0	-	-	-	85	30
Survival benefits	817	694	-	-	-	-	-	694	2,410
Others	1,966	72	-	-	2,051	-	-	2,124	3,562
Total	6,902	1,853	5,068	1	2,051	0	0	8,976	16,685

(25) Surrender Payments

(Millions of yen)

Six Months Ended September 30, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2007	Year Ended March 31, 2007
21,487	4,715	18,133	-	204	7	-	23,061	45,406

(26) Operating Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Sales activity related expenses	3,076	2,774	8,374
Sales administrative expenses	249	122	404
General administrative expenses	4,483	4,668	9,143
Total	7,809	7,565	17,921

(27) Operating Expense Ratio (Against Insurance Premiums)

(%)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Operating expense ratio	9.3	8.8	7.6

2. Status of General Account Assets

(1) Investment Performance

As of September 30, 2007, general account assets amounted to ¥452.8 billion (¥463.2 billion), down ¥10.3 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim term ended September 30, 2007, T&D Financial Life continued to invest mainly in yen-denominated fixed income assets such as domestic bonds to gain stable investment returns for medium to long term, considering the characteristics of the company's insurance liabilities and tolerable risk levels. In addition, T&D Financial Life has derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuites such as guarantee for minimum death benefit and minimum living benefit .

At the end of the interim term ended September 30, 2007, the percentages of general account assets in principal categories were as follows: domestic bonds, 77.9% (76.4%); domestic stocks, 0.0% (0.0%); foreign securities, 3.3% (4.9%); other securities, 0.4%(1.0%); and loans, 1.9% (2.2%).

For the interim term ended September 30, 2007, net investment income increased by ¥3.0 billion from the same term of the previous fiscal year, to ¥3.2 billion. This was mainly due to ¥1.0 billion of gains from monetary trusts that are equal to gains on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuites, which increased by ¥2.6 billion from the same term of the previous fiscal year.

(2) Asset Composition

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	35,530	7.6	33,650	7.4	31,756	6.9
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-	-
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	10,138	2.2	15,853	3.5	12,340	2.7
Securities	389,202	82.9	370,104	81.7	381,539	82.4
Domestic bonds	348,799	74.3	352,966	77.9	353,902	76.4
Domestic stocks	408	0.1	184	0.0	115	0.0
Foreign securities	25,688	5.5	15,083	3.3	22,773	4.9
Bonds	17,574	3.7	15,000	3.3	15,580	3.4
Stock, etc.	8,114	1.7	83	0.0	7,192	1.6
Other securities	14,306	3.0	1,869	0.4	4,747	1.0
Loans	11,847	2.5	8,803	1.9	10,259	2.2
Property and equipment	294	0.1	276	0.1	286	0.1
Deferred tax asset	4,934	1.1	7,309	1.6	6,254	1.4
Other assets	17,818	3.8	16,960	3.7	20,873	4.5
Reserve for possible loan losses	(72)	(0.0)	(70)	(0.0)	(71)	(0.0)
Total assets	469,693	100.0	452,888	100.0	463,238	100.0
Foreign currency denominated assets	666	0.1	83	0.0	660	0.1

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Cash and deposits, call loans	4,948	1,894	1,174
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	-	-	-
Securities under proprietary accounts	-	-	-
Monetary trusts	2,390	3,512	4,592
Securities	(9,030)	(11,434)	(16,693)
Domestic bonds	37,013	(935)	42,116
Domestic stocks	(73)	69	(366)
Foreign securities	(18,919)	(7,689)	(21,834)
Bonds	(9,991)	(580)	(11,985)
Stock, etc.	(8,927)	(7,109)	(9,848)
Other securities	(27,050)	(2,878)	(36,609)
Loans	(1,486)	(1,456)	(3,074)
Property and equipment	169	(10)	161
Deferred tax asset	(273)	1,055	1,046
Other assets	(3,382)	(3,912)	(327)
Reserve for possible loan losses	20	1	20
Total assets	(6,643)	(10,350)	(13,099)
Foreign currency denominated assets	7	(577)	1

(4) Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	2,237	2,202	4,396
Interest income from deposits	0	0	0
Interest income and dividends from securities	2,051	1,927	3,990
Interest income from loans	176	152	342
Income from real estate for rent	-	-	-
Other income from interest and dividends	8	122	62
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	-	1,012	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	333	276	1,266
Gains on sale of domestic bonds	-	4	-
Gains on sale of domestic stocks	333	260	1,266
Gains on sale of foreign securities	-	12	-
Other	-	-	-
Gains on redemption of securities	0	-	1
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	0	-
Other investment income	53	33	136
Total	2,624	3,526	5,800

Note: The figures of gains from monetary trusts are equal to gains on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(5) Investment Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Interest expense	0	19	4
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	1,609	-	3,407
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	807	189	1,302
Losses on sale of domestic bonds	659	189	1,103
Losses on sale of domestic stocks	-	-	51
Losses on sale of foreign securities	148	-	148
Other	-	-	-
Devaluation losses on securities	-	7	-
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	-	7	-
Devaluation losses on foreign securities	-	-	-
Other	-	-	-
Amortization of securities	-	-	1
Losses from derivatives, net	-	-	-
Foreign exchange losses, net	0	-	0
Provision for reserve for possible loan losses	-	0	-
Write-off of loans	-	-	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	22	33	50
Total	2,440	250	4,766

Note: The figures of losses from monetary trusts are equal to losses on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(6) Net Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Net investment income	184	3,275	1,033

(7) Securities

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	330,884	85.0	340,488	92.0	336,216	88.1
Municipal bonds	-	-	-	-	-	-
Corporate bonds	17,915	4.6	12,478	3.4	17,686	4.6
Public corporation bonds	11	0.0	22	0.0	16	0.0
Domestic stocks	408	0.1	184	0.0	115	0.0
Foreign securities	25,688	6.6	15,083	4.1	22,773	6.0
Bonds	17,574	4.5	15,000	4.1	15,580	4.1
Stocks, etc.	8,114	2.1	83	0.0	7,192	1.9
Other securities	14,306	3.7	1,869	0.5	4,747	1.2
Total	389,202	100.0	370,104	100.0	381,539	100.0

(8) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	112,951	75,267	68,083	11,901	8,794	53,885	330,884
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	907	11	14,997	1,998	-	17,915
Domestic stocks						408	408
Foreign securities	2,271	15,390	-	-	-	8,026	25,688
Bonds	2,232	15,342	-	-	-	-	17,574
Stocks, etc.	39	48	-	-	-	8,026	8,114
Other securities	2,079	240	114	-	2,306	9,565	14,306
Total	117,302	91,805	68,209	26,899	13,099	71,885	389,202

(Millions of yen)

Category	As of September 30, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	165,102	64,277	38,735	9,577	8,152	54,642	340,488
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	65	394	5,020	6,998	-	-	12,478
Domestic stocks						184	184
Foreign securities	15,000	83	-	-	-	-	15,083
Bonds	15,000	-	-	-	-	-	15,000
Stocks, etc.	-	83	-	-	-	-	83
Other securities	17	264	-	-	-	1,587	1,869
Total	180,185	65,019	43,756	16,576	8,152	56,414	370,104

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	128,884	76,680	62,249	8,638	6,005	53,756	336,216
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	673	16	14,997	1,998	-	17,686
Domestic stocks						115	115
Foreign securities	15,262	393	-	-	-	7,117	22,773
Bonds	15,234	345	-	-	-	-	15,580
Stocks, etc.	27	47	-	-	-	7,117	7,192
Other securities	26	292	-	1,985	115	2,328	4,747
Total	144,173	78,040	62,266	25,621	8,120	63,317	381,539

** Includes securities with maturity dates unfixed.*

(9) Stock Holdings by Industry

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	0	0.0	0	0.0	0	0.0
Manufacturing industries						
Food products	-	-	-	-	-	-
Textiles and clothing	-	-	-	-	-	-
Pulp and paper	-	-	-	-	-	-
Chemicals	-	-	-	-	-	-
Medicals	-	-	-	-	-	-
Oil and coal products	-	-	-	-	-	-
Rubber products	-	-	-	-	-	-
Glass and stone products	-	-	-	-	-	-
Steel	-	-	-	-	-	-
Non-steel metals	-	-	-	-	-	-
Metal products	-	-	-	-	-	-
Machinery	-	-	-	-	-	-
Electric appliances	-	-	-	-	-	-
Transportation vehicles	-	-	-	-	-	-
Precision machinery	-	-	-	-	-	-
Others	-	-	-	-	-	-
Electric and gas utilities	-	-	-	-	-	-
Transportation / information telecommunications						
Ground transportation	-	-	-	-	-	-
Water transportation	-	-	-	-	-	-
Air transportation	26	6.5	26	14.5	26	23.1
Warehouses / transportation	-	-	-	-	-	-
Information / telecommunications	-	-	-	-	-	-
Commerce						
Wholesalers	-	-	-	-	-	-
Retailers	292	71.7	-	-	-	-
Financial services / insurance						
Banking	-	-	-	-	-	-
Securities and commodity futures trading	-	-	-	-	-	-
Insurance	-	-	-	-	-	-
Other financial services	12	3.1	12	6.8	12	10.8
Real estate	49	12.0	48	26.5	49	42.4
Service companies	27	6.7	96	52.3	27	23.6
Total	408	100.0	184	100.0	115	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(10) Loans

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Policy loans	8,031	7,504	7,704
Policyholder loans	6,558	6,138	6,394
Premium loans	1,473	1,366	1,309
Commercial loans	3,815	1,298	2,555
[Loans to non-residents]	-	-	-
Loans to corporations	3,750	1,250	2,500
[Loans to domestic corporations]	3,750	1,250	2,500
Loans to Japanese government, government-related organizations and international organizations	47	32	38
Loans to Japanese local governments and public entities	0	-	0
Mortgage loans	-	-	-
Consumer loans	-	-	-
Others	17	15	16
Total	11,847	8,803	10,259

(11) Loans to Domestic Companies by Company Size

(Number, Millions of yen, %)

Category		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	1	100.0	1	100.0	1	100.0
	Amount of loans	3,750	100.0	1,250	100.0	2,500	100.0
Medium-sized corporations	Number of debtors	-	-	-	-	-	-
	Amount of loans	-	-	-	-	-	-
Small corporations	Number of debtors	-	-	-	-	-	-
	Amount of loans	-	-	-	-	-	-
Total	Number of debtors	1	100.0	1	100.0	1	100.0
	Amount of loans	3,750	100.0	1,250	100.0	2,500	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	-	-	-	-	-	-
Food products	-	-	-	-	-	-
Textiles and clothing	-	-	-	-	-	-
Timber, wood products, pulp and paper	-	-	-	-	-	-
Printing	-	-	-	-	-	-
Chemicals	-	-	-	-	-	-
Oil and coal	-	-	-	-	-	-
Ceramic and stone products	-	-	-	-	-	-
Steel	-	-	-	-	-	-
Non-steel metals	-	-	-	-	-	-
Metal products	-	-	-	-	-	-
Machinery	-	-	-	-	-	-
Electric appliances	-	-	-	-	-	-
Transportation vehicles	-	-	-	-	-	-
Precision machinery	-	-	-	-	-	-
Others	-	-	-	-	-	-
Agriculture, forestry, fisheries	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	-	-	-	-	-	-
Utilities	-	-	-	-	-	-
Telecommunications	-	-	-	-	-	-
Transportation	15	0.4	5	0.4	10	0.4
Wholesalers	-	-	-	-	-	-
Retailers	-	-	-	-	-	-
Financial services/insurance	3,774	98.9	1,268	97.7	2,520	98.6
Real estate	-	-	-	-	-	-
Service companies	8	0.2	9	0.7	8	0.3
Local governments	0	0.0	-	-	0	0.0
Mortgage and consumer and others	17	0.5	15	1.2	16	0.7
Total	3,815	100.0	1,298	100.0	2,555	100.0
Foreign Loans						
Governments, etc.	-	-	-	-	-	-
Financial institutions	-	-	-	-	-	-
Commerce and industry companies, etc.	-	-	-	-	-	-
Total	-	-	-	-	-	-
Total	3,815	100.0	1,298	100.0	2,555	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(13) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	574	1.8	-	-	580	2.4
Foreign stocks	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	91	0.3	83	0.5	79	0.3
Total	666	2.1	83	0.5	660	2.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-	-	-
Total	-	-	-	-	-	-

(c) Denominated in yen

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	-	-	-	-	-	-
Foreign bonds	16,999	54.2	15,000	89.8	15,000	61.6
Foreign stocks, etc	13,666	43.6	1,587	9.5	8,669	35.6
Other	31	0.1	25	0.2	24	0.1
Total	30,697	97.9	16,612	99.5	23,694	97.3

(d) Total

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	31,363	100.0	16,695	100.0	24,354	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	666	100.0	83	100.0	660	100.0
Euro	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-
Australian dollar	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total	666	100.0	83	100.0	660	100.0

3) Investments by region

(Millions of yen, %)

Category	As of September 30, 2006							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	622	2.4	574	3.3	48	0.6	-	-
Europe	1,957	7.6	-	-	1,957	24.1	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	23,108	90.0	16,999	96.7	6,108	75.3	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	25,688	100.0	17,574	100.0	8,114	100.0	-	-

(Millions of yen, %)

Category	As of September 30, 2007							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	58	0.4	-	-	58	70.5	-	-
Europe	-	-	-	-	-	-	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	15,024	99.6	15,000	100.0	24	29.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	15,083	100.0	15,000	100.0	83	100.0	-	-

(Millions of yen, %)

Category	As of March 31, 2007							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	628	2.8	580	3.7	47	0.7	-	-
Europe	2,026	8.9	-	-	2,026	28.2	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	20,117	88.3	15,000	96.3	5,117	71.2	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	22,773	100.0	15,580	100.0	7,192	100.0	-	-

(14) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	10,138	(1,537)	15,853	1,742	12,340	(2,979)

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	306,873	307,063	190	1,316	(1,126)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	82,596	81,761	(835)	1,158	(1,993)
Domestic bonds	60,334	58,926	(1,408)	32	(1,441)
Domestic stocks	99	292	192	192	-
Foreign securities	8,690	8,688	(2)	76	(79)
Bonds	593	574	(19)	-	(19)
Stocks, etc.	8,097	8,114	16	76	(59)
Other securities	13,470	13,853	382	856	(473)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	389,469	388,824	(644)	2,475	(3,119)
Domestic bonds	350,207	348,996	(1,211)	1,348	(2,559)
Domestic stocks	99	292	192	192	-
Foreign securities	25,690	25,681	(9)	77	(86)
Bonds	17,593	17,567	(26)	0	(26)
Stocks, etc.	8,097	8,114	16	76	(59)
Other securities	13,470	13,853	382	856	(473)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	568
Unlisted domestic stocks (excluding over-the-counter stocks)	115
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	452
Total	568

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	277,163	277,580	417	1,189	(772)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	93,810	92,474	(1,336)	108	(1,444)
Domestic bonds	92,225	90,803	(1,421)	7	(1,428)
Domestic stocks	-	-	-	-	-
Foreign securities	91	83	(8)	3	(11)
Bonds	-	-	-	-	-
Stocks, etc.	91	83	(8)	3	(11)
Other securities	1,494	1,587	93	97	(3)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	370,974	370,054	(919)	1,297	(2,216)
Domestic bonds	354,388	353,387	(1,001)	1,196	(2,198)
Domestic stocks	-	-	-	-	-
Foreign securities	15,091	15,080	(11)	3	(14)
Bonds	15,000	14,997	(3)	-	(3)
Stocks, etc.	91	83	(8)	3	(11)
Other securities	1,494	1,587	93	97	(3)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	466
Unlisted domestic stocks (excluding over-the-counter stocks)	184
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	282
Total	466

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	315,889	316,371	481	1,212	(731)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	66,424	65,215	(1,209)	425	(1,634)
Domestic bonds	54,549	53,013	(1,536)	16	(1,553)
Domestic stocks	-	-	-	-	-
Foreign securities	7,681	7,773	91	118	(26)
Bonds	592	580	(11)	-	(11)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	382,314	381,586	(727)	1,638	(2,365)
Domestic bonds	355,439	354,391	(1,047)	1,229	(2,276)
Domestic stocks	-	-	-	-	-
Foreign securities	22,681	22,765	84	118	(33)
Bonds	15,592	15,572	(19)	-	(19)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	434
Unlisted domestic stocks (excluding over-the-counter stocks)	115
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	318
Total	434

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of September 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	10,138	10,138	-	-	-

Category	As of September 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	15,853	15,853	-	-	-

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	12,340	12,340	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	10,138	(1,537)	15,853	1,742	12,340	(2,979)

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The company held no monetary trusts for held-to-maturity, policy reserve matching securities and others as of September 30, 2006 and 2007 as well as March 31, 2007.

4) Fair value information on real estate

The company held no real estate as of September 30, 2006 and 2007 as well as March 31, 2007.

5) Fair value information on derivative transactions

a) General information

1. Types of transaction

The Company uses the following derivative transactions.

i) Currency-related : currency option transactions

ii) Interest-related : not applicable

iii) Stock-related : stock index option transactions

iv) Bond-related : not applicable

2. Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

3. Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

4. Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.

The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

6. Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b) Gains (losses) on derivatives with and without hedge accounting

i) Currency-related transactions

(Millions of yen)

Category	As of September 30, 2006				As of September 30, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Currency options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
U.S. dollar	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Euro	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	37,098	33,714			35,175	31,580			35,692	32,286		
	[4,520]	[4,420]	[2,419]	[(2,101)]	[4,508]	[4,330]	[2,441]	[(2,066)]	[4,472]	[4,338]	[2,170]	[(2,301)]
U.S. dollar	23,995	21,803			21,656	19,409			22,103	19,976		
	[3,143]	[3,075]	[1,837]	[(1,306)]	[3,010]	[2,888]	[1,773]	[(1,237)]	[3,023]	[2,930]	[1,646]	[(1,377)]
Euro	13,103	11,911			13,518	12,170			13,589	12,309		
	[1,376]	[1,345]	[581]	[(795)]	[1,497]	[1,441]	[668]	[(829)]	[1,448]	[1,407]	[524]	[(923)]
Total				(2,101)				(2,066)				(2,301)

Note: Parenthesized figures are option premiums.

ii) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

iii) Stock-related transactions

(Millions of yen)

Category	As of September 30, 2006				As of September 30, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Stock index options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	79,984	74,070			107,739	100,927			104,408	97,500		
	[9,260]	[9,048]	[5,467]	[(3,793)]	[14,469]	[14,077]	[10,943]	[(3,526)]	[12,811]	[12,518]	[7,777]	[(5,034)]
Nikkei225	79,984	74,070			94,293	87,675			96,744	89,942		
	[9,260]	[9,048]	[5,467]	[(3,793)]	[11,996]	[11,615]	[8,885]	[(3,111)]	[11,447]	[11,159]	[6,585]	[(4,861)]
S&P500	-	-			8,752	8,620			5,022	4,951		
	[-]	[-]	[-]	[-]	[1,470]	[1,463]	[1,207]	[(262)]	[822]	[819]	[719]	[(103)]
DJES 50	-	-			4,693	4,631			2,641	2,605		
	[-]	[-]	[-]	[-]	[1,003]	[998]	[850]	[(152)]	[541]	[539]	[472]	[(69)]
Total	-	-	-	(3,793)				(3,526)				(5,034)

Note: Parenthesized figures are option premiums.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

v) Others

The Company held no other derivative instruments as of September 30, 2006 and 2007 as well as March 31, 2007.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Individual variable insurance	3,051	3,101	3,127
Individual variable annuities	487,732	659,188	615,441
Group annuities	44	-	-
Total	490,828	662,290	618,569

(2) Total Number of Policies and Policy Amount in Force (Separate Accounts)

a. Individual variable insurance

(Number: Thousands, Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	0	15	0	15	0	15
Variable insurance (whole life)	3	12,417	3	12,066	3	12,272
Total	3	12,433	3	12,081	3	12,288

b. Individual variable annuities

(Number: Thousands, Millions of yen)

Category	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Number	Amount	Number	Amount	Number	Amount
Variable annuities	54	492,496	75	666,983	69	621,544
Total	54	492,496	75	666,983	69	621,544

4. Reconciliation to Core Profit and Ordinary Profit

a. Reconciliation to Core Profit

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Core Revenues	91,019	96,486	264,853
Income from insurance premiums	85,606	88,081	240,759
Insurance premiums	84,227	85,876	235,146
Ceded reinsurance recoveries	1,379	2,205	5,612
Investment income	2,290	3,693	15,906
Interest, dividends and income from real estate for rent	2,237	2,202	4,396
Gains on redemption of securities	0	-	1
Other investment income	53	33	136
Gains on separate accounts, net	-	1,456	11,372
Other ordinary income	3,122	4,712	8,188
Income related to withheld insurance claims and other payments for future annuity payments	2,719	4,409	7,751
Income due to withheld insurance payments	208	126	335
Reversal of reserve for outstanding claims	-	-	-
Reversal of policy and other reserves	-	-	-
Reversal of reserve for employees' retirement benefits	186	171	91
Other ordinary income	7	4	9
Other core revenues	-	-	-
Core Expenses	94,287	99,881	271,311
Insurance claims and other payments	47,875	50,006	99,590
Insurance claims	10,160	9,840	21,027
Annuity payments	2,555	2,695	5,176
Insurance benefits	6,902	8,976	16,685
Surrender payments	21,487	23,061	45,406
Other payments	4,762	3,487	7,825
Reinsurance payments	2,007	1,945	3,470
Provision for policy and other reserves	26,160	40,413	150,954
Investment expenses	11,286	54	56
Interest expense	0	19	4
Losses on redemption of securities	-	-	1
Provision for reserve for possible loan losses	-	0	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	22	33	50
Losses on separate accounts, net	11,263	-	-
Operating expenses	7,809	7,565	17,921
Other ordinary expenses	1,155	1,842	2,787
Payments related to withheld insurance claims	232	261	638
Taxes	629	579	1,530
Depreciation	272	323	560
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary expenses	20	677	57
Other core expenses	-	-	-
Core Profit	(3,267)	(3,395)	(6,457)

b. Reconciliation to Ordinary Profit

(Millions of yen)

Category			Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Core profit		(A)	(3,267)	(3,395)	(6,457)
Capital gains			333	1,289	1,266
	Gains from monetary trusts, net		-	*(Note 1)* 1,012	-
	Gains on investments in trading securities, net		-	-	-
	Gains on sale of securities		333	276	1,266
	Gains from derivatives, net		-	-	-
	Foreign exchange gains, net		-	0	-
	Others		-	-	-
Capital losses			2,417	196	4,710
	Losses from monetary trusts, net		*(Note 1)* 1,609	-	*(Note 1)* 3,407
	Losses on investments in trading securities, net		-	-	-
	Losses on sale of securities		807	189	1,302
	Devaluation losses on securities		-	7	-
	Losses from derivatives, net		-	-	-
	Foreign exchange losses, net		0	-	0
	Others		-	-	-
Capital gains/losses		(B)	(2,083)	1,093	(3,443)
Core profit reflecting capital gains/losses		(A+B)	(5,351)	(2,301)	(9,900)
Other one-time gains			-	84	548
	Ceding reinsurance recoveries		-	-	-
	Reversal of contingency reserve		-	-	-
	Others		-	*(Note 2)* 84	*(Note 2)* 548
Other one-time losses			1,426	2,799	4,177
	Reinsurance premiums		-	-	-
	Provision for contingency reserve		1,361	2,799	4,177
	Provision for specific reserve for possible loan losses		-	(0)	-
	Provision for specific reserves for loans to refinancing countries		-	-	-
	Write-off of loans		-	-	-
	Others		*(Note 2)* 64	-	-
Other one-time gains/losses		(C)	(1,426)	(2,715)	(3,628)
Ordinary profit (losses)		(A+B+C)	(6,777)	(5,016)	(13,528)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in other one-time gains and losses above include reversal and provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	105	104	101
Claims with collection risk	-	-	-
Claims for special attention	-	-	-
Sub-total	105	104	101
[% of Total]	[0.88]	[1.16]	[0.97]
Claims against normal obligors	11,948	8,899	10,345
Total	12,054	9,004	10,446

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of September 30, 2007 is 7,642 million yen, including 41million yen of claims against bankrupt and quasi-bankrupt obligors, and 7,601 million yen of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Loans to bankrupt companies	-	-	-
Past due loans	42	41	37
Loans over due for three months or more	-	-	-
Restructured loans	-	-	-
Total:	42	41	37
[% of total loans]	[0.36]	[0.47]	[0.37]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of September 30, 2007 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserves for Possible Loan Losses

(1) Reserves for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
General reserve	4	4	4
Specific reserve	68	65	67
Specific reserve for loans to refinancing countries	-	-	-
Total	72	70	71

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Transfer	68	0	0
Reversal	68	0	0
Net transfer	(0)	(0)	(0)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2006 and 2007 as well as March 31, 2007.

b. Loan outstanding by country

The Company held no specific reserve for loan outstanding by country as of September 30, 2006 and 2007 as well as March 31, 2007.

(4) Write-off of Loans

(Millions of yen)

Category	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007	Year Ended March 31, 2007
Write-off of Loans	-	-	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into normal and three classes from Class II - IV.

T&D Financial Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of September 30, 2007, the Company deducted all assets categorized Class IV as uncollectible, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of yen)

Class	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Normal	11,990	11,991	8,940	8,941	10,382	10,383
Class II	-	-	-	-	-	-
Class III	-	-	-	-	-	-
Class IV	0	-	1	-	1	-
Total balance of receivables	11,991	11,991	8,941	8,941	10,383	10,383

Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen)

Category		As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total solvency margin	(A)	69,122	72,091	71,523
Net assets (less certain items)		39,891	31,424	35,048
Reserve for price fluctuations		385	404	393
Contingency reserve		6,496	12,111	9,311
Reserve for possible loan losses		4	4	4
Net unrealized gains on available-for-sale securities(before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(835)	(1,336)	(1,209)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
Excess of amount of policy surrender payment		22,563	29,094	27,585
Unalloted portion of reserve for policyholder dividends		-	-	-
Future profits		616	389	389
Deferred tax assets		-	-	-
Subordinated debt		-	-	-
Deductible items		-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	8,867	13,343	12,023
Insurance risk	R_1	2,517	1,691	2,165
Assumed investment yield risk	R_2	395	378	387
Investment risk	R_3	2,297	1,514	2,005
Business risk	R_4	320	445	407
Minimum guarantee risk	R_7	5,474	10,829	9,020
3rd sector insurance risk	R_8	-	428	-
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,559.0%	1,080.5%	1,189.7%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

4. "3rd sector insurance risk" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

8. Adjusted Net Assets

(Millions of yen)

Category	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Adjusted net assets	63,353	64,119	63,511

November 15, 2007
T&D Financial Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2007
Non-Consolidated Financial Results at Press Conference

(1) Sales Results (Millions of yen)

	Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Annualized Premiums of New Policies	8,744	-	39.8%	22,991	6,253
3rd Sector Products	-	-	(100.0%)	0	0
Annualized Premiums of Total Policies	98,287	6.7%	26.0%	92,085	78,029
3rd Sector Products	6,394	(5.1%)	(10.8%)	6,741	7,172
Income from Insurance Premiums	88,081	-	2.9%	240,759	85,606
Individual Insurance and Annuities	83,079	-	3.3%	227,849	80,405
Group Insurance and Annuities	2,790	-	(26.9%)	7,262	3,815
New Policy Amount	63,901	-	18.2%	179,576	54,064
Policy Amount in Force	2,445,503	(3.1%)	(3.3%)	2,523,343	2,529,204
Surrender and Lapse Amount	89,266	-	(35.7%)	242,766	138,858
Surrender and Lapse Rate	3.54%	-	(1.67 points)	9.11%	5.21%

Notes:
1. The above figures excluding income from insurance premiums represent total amounts of individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. The annualized premiums are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.
4. Surrender and lapse rates for the six months ended September 30, 2007 and 2006 are not annualized.

(2) Assets (Millions of yen,%)

	As of September 30, 2007	% Change from March 31, 2007	% Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Total Assets	1,113,677	3.3%	16.4%	1,078,447	956,364
Adjusted Net Asset	64,119	1.0%	1.2%	63,511	63,353
Adjusted Net Asset / General Account Assets	14.2%	-	-	13.7%	13.5%
Solvency Margin Ratio	1,080.5%	(109.2 points)	(478.5 points)	1,189.7%	1,559.0%

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread (Millions of yen)

	Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Core Profit	(3,395)	-	3.9%	(6,457)	(3,267)

(Millions of yen)

	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Negative Spread	4,000	4,117

(4) Policy and Other Reserves (Millions of yen)

	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Policy Reserve *(Note)*	1,051,732	40,174	164,217	1,011,557	887,515
General Account	391,665	(5,012)	(8,102)	396,678	399,768
Separate Account	660,066	45,187	172,319	614,879	487,746
Reserve for Price Fluctuations	404	11	19	393	385
Contingency Reserve	12,111	2,799	5,615	9,311	6,496
Contingency Reserve 1	4,981	409	1,672	4,571	3,308
Contingency Reserve 2	-	-	-	-	-
Contingency Reserve 3	6,768	2,028	3,581	4,740	3,187
Contingency Reserve 4	361	361	361	-	-
Contingency Reserve Fund	-	-	-	-	-
Price Fluctuation Reserve Fund	-	-	-	-	-

Note: The amount of policy reserve excludes the amount of contingency reserve.

(5) Unrealized Gains/ Losses

(Millions of yen)

	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Securities	(919)	(191)	(275)	(727)	(644)
Domestic Stocks	-	-	(192)	-	192
Domestic Bonds	(1,001)	45	209	(1,047)	(1,211)
Foreign Securities	(11)	(95)	(1)	84	(9)
Real Estate (Domestic Land and Lease)	-	-	-	-	-

(6) Impairment of Fixed Assets

(Millions of yen)

	Six Months Ended September 30, 2007	% Change from Fiscal Year Ended March 31, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March 31, 2007	Six Months Ended September 30, 2006
Impairment Loss	-	-	-	-	-

(7) Investment for the Six Months Ended September 30, 2007

(Millions of yen)

	Net Increase (decrease)	Second Half Year Ending March 31, 2008 (Planned)
Domestic Stocks	69	Level-Off
Domestic Bonds	(1,050)	Increase
Foreign Stocks	(6,997)	Level-Off
Foreign Bonds	(592)	Decrease
Real Estate	(10)	Level-Off

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even

	As of September 30, 2007
NIKKEI Average	-
TOPIX	-
Domestic Bonds	1.71%
Foreign Securities	126.04 Yen

Note: These figures are calculated based on current asset holdings, assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

(9) Performance forecasts for the Fiscal Year Ending March 31, 2008

(Millions of yen)

	Fiscal Year Ending March 31, 2008 (Forecast)
Income from Insurance Premiums	170,000
Core Profit	(11,000)
Policy Amount in Force	2,340,000
Annualized Premiums of Total Policies	100,000

(10) Cross Holdings with Domestic Banks

a. Contributions from Domestic Banks (Millions of yen)

	As of September 30, 2007
Funds	None
Subordinated Loans and Debentures	None

b. Contributions to Domestic Banks (Millions of yen)

	As of September 30, 2007
Bank Stocks	-
Subordinated Loans and Debentures	11,996

(11) **Number of Employees**

(Number)

	As of September 30, 2007	% Change from March 31, 2007	% Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
In-house Sales Representatives	0	-	-	0	0
Administrative Personnel	328	102.5%	105.5%	320	311

(12) **OTC Sales thorough Banks**

(Millions of yen)

		Six Months Ended September 30, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March, 31 2007	Six Months Ended September 30, 2006	Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
Variable Annuities	Number	6,912	13.0%	19,010	6,115	70,751
	Amount	53,524	14.1%	147,187	46,906	503,405
Fixed Annuities	Number	-	-	-	-	-
	Amount	-	-	-	-	-

(Millions of yen)

		Six Months Ended September 30, 2007	% Change from Six Months Ended September 30, 2006	Fiscal Year Ended March, 31 2007	Six Months Ended September 30, 2006	Total Sales since December 2005 (Lifting of ban on sales of whole life and endowment
Whole Life Insurance with Single Premiums	Number	-	-	-	-	-
	Amount	-	-	-	-	-
Endowment with Single Premiums	Number	-	-	-	-	-
	Amount	-	-	-	-	-

(13) **Payment Examination of Insurance Claims and Benefits**

(Millions of yen)

	Six Months Ended September 30, 2007	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Cost of Payment Examination	300	300	20
Personnel Cost	160	160	10
Nonpersonnel Cost	140	140	10

	Six Months Ended September 30, 2007	Fiscal Year Ending March 31, 2008 (Forecast)	Fiscal Year Ended March 31, 2007
Additional Insurance Claims and Benefits Already Paid	640	740	30

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to Annual Securities Report

An amendment to the Annual Securities Report for the 3rd fiscal year (from April 1, 2006 through March 31, 2007) was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on October 30, 2007. The amendment to the annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

T&D Life Group

November 15, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Financial Life Insurance Company
Muneo Takeuchi, President

European Embedded Value Restatement as of March 31, 2007

T&D Holdings ("TDH"), Taiyo Life Insurance Company ("Taiyo"), Daido Life Insurance Company ("Daido") and T&D Financial Life Insurance Company ("TDF") (collectively, "the Group") has been disclosing results calculated on a traditional embedded value ("TEV") basis for a number of years. The TEV results as of March 31, 2007 were disclosed on May 17, 2007. Today the Group is disclosing the effects of restating these results onto a European Embedded Value ("EEV") basis, to help investors and other users of the information better understand the Group. In future, the Group plans to disclose its EEV results on an annual basis.

The methodology adopted by the Group to allow for risk on the EEV basis is a bottom-up market-consistent approach. The approach aims to address issues raised by TEV approaches, and to improve the transparency of the disclosed information.

This disclosure document compares the EEV results with the TEV results as of March 31, 2007 and describes the EEV methodology.

The embedded value on an EEV basis as of March 31, 2007 is ¥2,072.1 billion, a reduction of ¥61.2 billion from the value on a TEV basis of ¥ 2,133.3 billion. On an EEV basis the value of new business issued in fiscal 2006 is ¥84.8 billion, an increase of ¥14.3 billion from the value on a TEV basis of ¥ 70.5 billion.

Contents

1. Outline of EEV

(1) What is EEV?

Recently the valuation and disclosure of embedded values ("EV") calculated under the EEV Principles have been widely adopted among leading insurance companies in Europe.

The EEV Principles and Guidance were published in May 2004 by the CFO Forum, a group consisting of CFOs from leading European insurance companies. The aim of the EEV Principles and Guidance is to improve the consistency and transparency of the financial reporting of embedded values. Further EEV Guidance was published by the CFO Forum in 2005 which covered sensitivities and aspects of disclosure.

(2) EEV Approach

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. There are broadly two possible approaches to the allowance for risk:
- "Top-down" approach; and
- "Bottom-up" approach.

The top-down approach applies a uniform risk discount rate/risk premium to future cash flows of the entire group to derive the value. Typically, the risk discount rate/risk premium is set by a WACC approach (an approach which calculates a weighted average of cost of equity and loan capital), based on the Group's beta observed in the market.

The bottom-up approach uses different risk discount rates by product and by region reflecting closely the risk profile of each. Typically, a market-consistent approach is used.

A Market-Consistent Embedded Value ("MCEV") is calculated in a manner such that each cash flow is valued consistently with similar traded market instruments. The MCEV approach has been increasingly adopted among leading European insurers.

The Group's EEV results have been calculated using a bottom-up market-consistent approach.

(3) Covered Business

The covered business is the life insurance business of the Group (through its three life insurance subsidiaries, Taiyo, Daido and TDF). TDH holds 100% of the shares of the three life insurance subsidiaries.

(4) Main differences from TEV

There have been some criticisms of TEVs as described below, and a MCEV approach provides a way to address these criticisms:

- TEV increases if more high-risk assets are assumed to be held.
  Under the TEV approach, future investment returns are projected based on investment return assumptions for each asset class and the asset mix assumption. If a higher proportion of high-risk assets is assumed to be held, projected investment returns increase, which may result in a higher TEV. In such a case, the use of a higher risk discount rate is considered to be the solution under the TEV approach, but the basis of making such adjustments is not well defined.
  In the case of MCEV, cash flows from all assets and liabilities are valued consistently with cash flows of traded instruments in the financial markets with similar characteristics. Returns on riskier assets are discounted with a market-consistent risk premium.

- Subjectivity in risk discount rate

  The TEV approach applies a single risk discount rate to the cash flows of the entire company to obtain a present value. The risk discount rate may be set taking into account in aggregate the various risks the company is exposed to, but deriving a single rate to be applied is subjective. It is common practice to show the sensitivity of the results to different risk discount rates so as to allow investors to make a judgment. Because the impact of the risk discount rate tends to be large, subjective elements in setting the risk discount rate can be an issue under a TEV approach.

  Under an MCEV approach, both investment return assumptions and discount rates are set consistently with financial markets.

- Recognition of cost of options and guarantees

  The TEV approach typically uses a single deterministic cash flow projection, and thus does not explicitly capture the cost of options and guarantees. For example, participating policies receive a share in profits when investment performance is good, while the company needs to bear the cost of minimum guarantees when investment performance is bad. Typically, the TEV approach does not capture explicitly the impact on value of this asymmetry of returns to shareholders.

  The EEV Principles require stochastic calculations be performed to value explicitly the cost of such financial options and guarantees. Under an MCEV approach, such valuations are made on a market-consistent basis.

- Cost of capital

  The TEV approach calculates each future year's cost of capital as the required capital multiplied by the difference between the risk discount rate and the investment yield (after tax), and subjectivities may be introduced through the risk discount rate and investment yield assumptions. Under MCEV, cost of capital is redefined as frictional cost of capital, which is the double taxation cost associated with maintaining required capital. Objectivity is improved, although there may still remain issues in respect of the definition of the amount of required capital.

2. EEV results of T&D Life Group

The table below summarizes the Group's EEV results as of March 31, 2007 from the three life insurance companies in the Group. The figures exclude the impact of TDH and the other subsidiaries of TDH.

	(Billions of yen)
Embedded value	2,072.1
Adjusted net worth	1,344.8
Value of in-force business	727.2
Value of new business	84.8

(1) Adjusted Net Worth

Adjusted net worth represents the market value of assets in excess of policyholder liabilities, represented by statutory reserves, and other liabilities.

Adjusted net worth is the sum of the stated amount in the financial statements and appropriate adjustments for unrealized gains and losses and other items. The adjusted net worth has been derived as follows.

(Billions of yen)

Adjusted net worth	1,344.8
Shareholders equity on the balance sheet (Note1)	437.2
Unrealized gains/losses of securities (after tax)	687.8
Unrealized gains/losses of loans (after tax)	24.3
Unrealized gains/losses of land (after tax)	(5.6)
General reserves for possible loan losses (after tax)	1.0
Internal reserves as quasi-equity liabilities (after tax) (Note2)	201.4
Unrealized gains/losses of subordinated debts (after tax)	(1.3)

Note1: Excluding unrealized gains/losses
Note2: Price fluctuation reserve, contingency reserve and unallocated amount in policyholders' dividend reserve

(2) Value of in-force business

Value of in-force business represents the present value as of the valuation date of future profits distributable to shareholders from the in-force business as of March 31, 2007 and consists of the following components.

(Billions of yen)

Value of in-force business	727.2
Certainty equivalent present value of future profit	918.1
Time value of financial options and guarantees	(117.0)
Frictional cost of capital	(29.7)
Allowance for non financial risk	(44.1)

The certainty equivalent present value of future profit is the present value of future profit calculated deterministically by assuming the investment yield is equal to the risk-free rate and using the risk-free rate as the discount rate. This value includes the intrinsic cost of the financial options and guarantees present in the Group's products.

The time value of financial options and guarantees is calculated stochastically using a set of market-consistent risk neutral economic scenarios.

The frictional cost of capital represents the double taxation cost associated with maintaining the level of capital which the Group considers to be required in continuing the life insurance business.

The allowance for non financial risk is an estimate of the impact of non financial risks which are not adequately allowed for directly in the models, as described further below.

Further explanation of the above components is provided in Section 5 of this document.

(3) Value of new business

Value of new business is the value as at the valuation date of the new business issued in the fiscal year ended March 31, 2007. It has been calculated applying the same assumptions used to calculate the embedded value at March 31, 2007. It does not include values anticipated from future new business. For conversions, only net increases in value by conversions have been included in the value of new business. The table below shows the results. The figure for adjusted net worth represents the loss arising between the point of sale and March 31, 2007 on business sold in the period.

(Billions of yen)

Value of new business	84.8
Adjusted net worth	(60.9)
Value of in-force business	145.7
Certainty equivalent present value of future profit	160.4
Time value of financial options and guarantees	(6.6)
Frictional cost of capital	(0.3)
Allowance for non financial risk	(7.6)

The table below shows the new business margin, calculated as the ratio of the value of new business to the present value of new business premiums.

(Billions of yen)

Present value of new business premiums(Note)	1,258.2
Value of new business	84.8
Value of new business/present value of new business premiums	6.7%

Note: Single premiums plus present value of regular premiums expected to be paid from the point of sale to the end of the term of the contract

(4) Reconciliation between Consolidated GAAP accounts and Adjusted Net Worth

A reconciliation between the adjusted net worth of ¥1,344.8 billion and the group consolidated net assets of ¥1,090.2 billion is shown below.

(Billions of yen)

Adjusted net worth	1,344.8
- Items classified as liabilities in the accounts (after tax) (Note1)	202.5
- Difference in unrealized gains/losses(after tax) (Note2)	72.7
+ Net assets not allocated to life insurance subsidiaries	20.5
Net assets shown on consolidated balance sheet	1,090.2

Note1: Price fluctuation reserve, contingency reserve, unallocated amount in policyholders' dividend reserve, and general reserve for possible loan losses.

Note2: This is the difference between the unrealized gains/losses included in the adjusted net worth of ¥705.1 billion and the unrealized gains/losses shown on the consolidated balance sheet of ¥632.4 billion.

3. Impact of Adopting the EEV Principles

The table below shows the difference between the results for the period to March 31, 2007 calculated on the TEV basis (as disclosed on May 17, 2007) and the results calculated on the EEV basis.

(Billions of yen)

	EEV	TEV	EEV−TEV
Embedded value	2,072.1	2,133.3	(61.2)
Adjusted net worth	1,344.8	1,298.8	46.0
Value of in-force business	727.2	834.4	(107.2)
Value of new business	84.8	70.5	14.3

(1) Adjusted net worth

The EEV-based amount is ¥1,344.8 billion, which is ¥46.0 billion higher than the TEV-based amount of ¥1,298.8 billion. The main reason is that net unrealized gains on some securities and loans the Group invests in, and on subordinated debt the Group has issued, are included in the EEV figures but excluded in the TEV figures. (In TEV, they have been reflected in the value of in-force business.)

(Billions of yen)

	EEV	TEV	EEV−TEV
Adjusted net worth	1,344.8	1,298.8	46.0
Shareholders equity on the balance sheet (Note1)	437.2	437.2	−
Unrealized gains/losses on securities (after tax)	687.8	664.8	22.9
Unrealized gains/losses on loans (after tax)	24.3	−	24.3
Unrealized gains/losses on land (after tax)	(5.6)	(5.6)	−
General reserves for possible loan losses (after tax)	1.0	1.0	−
Internal reserves as quasi-equity liabilities (after tax) (Note2)	201.4	201.4	−
Unrealized gains/losses on subordinated debts (after tax)	(1.3)	−	(1.3)

Note1: Excluding unrealized gains/losses

Note2: Price fluctuation reserve, contingency reserve, unallocated amount in policyholders' dividend reserve

(2) Value of in-force business

The EEV-based amount is ¥727.2 billion, which is ¥107.2 billion less than the TEV-based amount of ¥834.4 billion. As described in 3(1) above, part of the value of in-force business under the TEV basis has been included in the adjusted net worth under the EEV basis. Also, the value of future profits is lower on the EEV basis largely because of policies with high guarantees. The result indicates that the EEV-based value makes a greater allowance for risk than the TEV-based value. Comparison of the values by item is summarized in the table below.

(Billions of yen)

	EEV	TEV	EEV-TEV
Value of in-force business	727.2	834.4	(107.2)
Value of future profit (Note)	918.1	1,001.2	(83.0)
Time value of financial options and guarantees	(117.0)	-	(117.0)
Cost of capital	(29.7)	(166.7)	137.0
Allowance for non financial risk	(44.1)	-	(44.1)

Note: This represents certainty equivalent value for EEV.
Value of future profit and cost of capital on TEV basis may be considered to include cost of financial options and guarantees and allowance for non financial risk implicitly.

(3) Value of new business

The EEV-based amount of ¥84.8 billion exceeds the TEV-based amount of ¥70.5 billion by ¥14.3 billion. A high proportion of the new business is protection type and the average level of guarantees on the new business is lower than on the in-force business. As a result, under the EEV basis the new business is recognized as having a lower risk profile than under the TEV-basis.

The TEV-based amount includes converted policies in full, whilst the EEV-based amount includes the net increase in value by conversions only. The impact of this methodology change is a reduction in value of ¥4.1 billion.

(Billions of yen)

	EEV	TEV	EEV-TEV
Value of new business	84.8	70.5	14.3
Adjusted net worth	(60.9)	(60.6)	(0.2)
Value of in-force business	145.7	131.2	14.5
Value of future profit (Note)	160.4	136.6	23.7
Time value of financial options and guarantees	(6.6)	-	(6.6)
Cost of capital	(0.3)	(5.4)	5.0
Allowance for non financial risk	(7.6)	-	(7.6)

Note: Certainty equivalent value in the case of EEV

(4) Implied Risk Discount Rate

The implied risk discount rate ("IDR") is the risk discount rate to be applied to the results calculated on a TEV basis which gives the same values as the results calculated on the market-consistent basis. In deriving the IDR, all TEV assumptions other than the risk discount rate have been set to be the same as those applied for the published TEV.

The IDR for the embedded value is 6.71%, which is higher than the risk discount rate used for TEV of 6.0%. The IDR for the new business value is 4.79%, which is lower than the risk discount rate used for TEV of 6.0%.

The impact of each item on the IDR is analyzed as follows.

		Embedded value	New Business Value
IDR		6.71%	4.79%
	Adjusted net worth + certainty equivalent	4.71%	3.77%
	Time value of financial options and guarantees	1.15%	0.44%
	Cost of capital	0.33%	0.03%
	Allowance for non financial risk	0.52%	0.56%

4. EEV by Company

The table below shows each company's EEV results for the period ended March 31, 2007.

(Billions of yen)

	Taiyo	Daido	TDF	Total
European Embedded value	738.6	1,263.0	70.4	2,072.1
Adjusted net worth	574.9	728.0	41.8	1,344.8
Shareholders equity on the balance sheet	160.8	241.2	35.0	437.2
Unrealized gains/losses on securities (after tax)	320.0	368.3	(0.5)	687.8
Unrealized gains/losses on loans (after tax)	15.6	8.2	0.5	24.3
Unrealized gains/losses on land (after tax)	(16.6)	10.9	–	(5.6)
General reserves for possible loan losses (after tax)	0.9	0.1	0.0	1.0
Internal reserves as quasi-equity liabilities (after tax)	95.5	99.1	6.7	201.4
Unrealized gains/losses on subordinated debts (after tax)	(1.3)	–	–	(1.3)
Value of in-force business	163.7	534.9	28.5	727.2
Certainty equivalent value of future profit	218.0	660.9	39.1	918.1
Time value of financial options and guarantees	(22.4)	(85.8)	(8.7)	(117.0)
Frictional cost of capital	(18.0)	(10.4)	(1.2)	(29.7)
Allowance for non financial risk	(13.7)	(29.7)	(0.5)	(44.1)
Value of new business	33.4	55.2	(3.8)	84.8
Adjusted net worth	(19.3)	(31.4)	(10.0)	(60.9)
Value of in-force business	52.8	86.7	6.2	145.7
Certainty equivalent value of future profit	56.4	94.2	9.7	160.4
Time value of financial options and guarantees	(0.8)	(2.9)	(2.8)	(6.6)
Frictional cost of capital	(0.1)	0.2	(0.4)	(0.3)
Allowance for non financial risk	(2.6)	(4.8)	(0.1)	(7.6)

5. EEV Methodology

(1) Basis of Preparation

The methodology and assumptions adopted by the Group to calculate the EEV results is in accordance with the EEV Principles & Guidance issued by the European CFO Forum in May 2004, with the exception that a look-through basis has not been applied to T&D Asset Management ("TDAM").

Although EEV disclosures require the inclusion of two consecutive years' results and an analysis of the change in EV over the year, this disclosure only covers the embedded value as of March 31, 2007. The Group is planning full disclosure of the EEV, including two years' results and an analysis of change in EV, at the time of the disclosure of the March 31, 2008 EEV results.

The EEV results presented in this document only relate to the covered business. No figures are included for TDH or the other businesses of TDH, such as asset management.

(2) Covered Business

The covered business represents all of the life insurance business of the Group, through TDH's three wholly owned life insurance subsidiaries, Taiyo, Daido and TDF.

(3) Embedded value

The embedded value provides an estimate of the value of the shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of in-force business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

(4) Value of new business

The value of new business is the value of new policies issued during the 12 month period to March 31, 2007. It is calculated in a similar manner to the value of in-force business. The value has been calculated as of March 31, 2007, and the same assumptions as those applied for the valuation of in-force business are used. The value of new business includes the impact of all cash flows arising from the point of sale to March 31, 2007.

Future renewals of the new business policies are included in the value of new business. The value of new business includes the net increase in value arising from conversions. The value arising from the sale of future new business policies is not included.

(5) Allowance for Risk

The allowance for risk in the valuation is a key feature of the EEV Principles. The EEV guidance sets out three main areas available to allow for risk:

- The risk discount rate
- The allowance for the cost of financial options and guarantees
- The cost of holding both prudential reserves and any additional required capital

The Group decided to use a market-consistent approach to allow for risk in all three areas. The resulting value is referred to as a Market Consistent Embedded Value ("MCEV").

An MCEV is calculated in a manner such that the valuation is consistent with the valuation of similar cash flow and risk profile in the market based on financial theories.

Under the MCEV approach:
- Assets and liabilities other than policy reserves are valued at market value;
- Investment return assumptions and risk discount rates are set consistently with the market. By so doing, those assumptions can be set more objectively;
- Time value of financial options and guarantees associated with the life insurance business is valued explicitly and consistently with market prices of equivalent traded options.

A market-consistent value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, a short-cut method has been applied known as the "certainty equivalent" approach whereby it is assumed all assets earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph.

A market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital have also been calculated.

Further details of the methodology are described in the sub-sections below.

(6) Adjusted net worth

Adjusted net worth is calculated by adjusting the total net worth on the company's balance sheet for the following:

- Differences in market value and book value of assets have been reflected after tax.
- For retirement benefits, figures from the primary statements, which are calculated on the Japanese ACR 13 basis, have been used without adjustment.
- Certain liabilities that are effectively part of net worth (contingency reserve, price fluctuation reserve, unallocated portion in the policyholders' dividend reserve, and general reserve for possible loan losses) have been added.

(7) Value of in-force business

The value of in-force business is calculated as follows:

	Certainty equivalent present value of future profit
less	Time value of financial options and guarantees
less	Frictional cost of capital
less	Allowance for non financial risk

The value of new business is calculated in the same way, but in addition the cash flows arising between the point of sale and March 31, 2007 are allowed for.

(8) Certainty equivalent present value of future profit

The certainty equivalent value is the value of the future cash flows, calculated on a deterministic basis, and assuming all assets earn the risk-free rate and all cash flow are discounted at the risk-free rate. The certainty equivalent approach ensures that future investment risk premiums (i.e. excess investment yield over the risk-free rate, expected from risk assets such as equities and corporate bonds) are not capitalized in the embedded value and value of new business.

It reflects the intrinsic value of financial options and guarantees (e.g. policyholder dividends), but the time value of financial options and guarantees is not reflected and is calculated separately.

(9) Time value of financial options and guarantees

The time value of financial options and guarantees is calculated as the difference between the average of the values calculated under a set of market-consistent risk neutral stochastic economic scenarios and the value based on a mean scenario (i.e. the certainty equivalent value).

The economic scenarios were calibrated to reproduce the market prices of similar traded options. This approach is usually used in the market to value derivatives.

The elements described below have been taken into account in calculating the time value of financial options and guarantees. Some potential management actions such as changes in asset allocation have not been reflected in the valuation.

Participating policies
When investment performance and other experience is good, policyholders' dividends are paid out and shareholders may not receive 100% of the profit. On the other hand, when losses arise, shareholders need to bear the cost of guarantees attached to participating policies.

Policyholders' dividends have been assumed as certain percentages of the profit of the corresponding segment in accordance with each life insurance company's dividend policy, and future dividend rates therefore vary according to the projected circumstances.

Selective Surrenders
Policyholders have a variety of options against the company. In this valuation, the risk of selective lapses in the event that interest rates rise has been allowed for.

Minimum Guarantees on Variable Annuities
When investment performance is good, policyholders will be entitled to the full amount of the account. On the other hand, when investment performance is poor, shareholders need to bear the cost of guarantees attached to variable annuity policies. These features have been allowed for in the valuation.

(10) Required Capital

The EEV Principles define the minimum required capital to be equal to the statutory minimum capital requirement, and also allows companies to use other levels of required capital, such as their own required risk assessment, as long as the minimum requirement is satisfied.

The Group assumed a level of required capital corresponding to a 600% solvency margin ratio. In Japan, the statutory minimum is a 200% solvency margin ratio, and the Group's assumption satisfies the EEV Principles. A breakdown of the adjusted net worth can be given as the required capital, on which the cost of capital is based, of ¥235.4 billion, and free surplus of ¥1,109.3 billion.

It should be noted that the Japanese solvency regulations allows for implicit items, such as subordinated debt and policy reserves in excess of surrender values. The calculations reflect such implicit items.

Recently, actual solvency margin ratios of domestic life insurers tend to be significantly greater than the Group's assumption of 600%. If the level of required capital were to be set to a solvency margin ratio of 1,000%, the required capital would become ¥928.8 billion and the cost of capital ¥114.2 billion.

The definition of required capital may be reviewed in the future considering international and Japanese developments in this area, including development of international accounting standards and the trend towards the introduction of economic-value-based solvency margin standards.

(11) Frictional cost of capital

This item is the cost of having to retain the level of required capital, and within MCEV, it is referred to as "frictional cost".

Within this item, tax on investment returns on required capital has been allowed for. Investment expenses incurred in respect of the assets backing the required capital (another frictional cost) are reflected in the unit cost assumptions.

(12) Non financial risk

EEV Principles defines the EV to be the present value of distributable profits attributable to shareholders arising from assets allocated to the covered business, calculated taking into account all the risks of the covered business including non financial risks.

According to corporate finance theory, an investor can diversify away the uncertainty around the return on most non-financial risks. So, an allowance for non-financial risk is generally made through the appropriate choice of best estimate experience assumptions relating to risks such as mortality. Provided the best estimate assumptions are set to provide the mean expected financial outcome to shareholders, no further allowance for non-market risk is required. This is true for the majority of the Group's non-financial risks.

Some non-financial risks are correlated with market risk (e.g. policyholder behaviour linked to changes in investment markets). These have been allowed for directly in the cost of financial options and guarantees.

There are some non-financial risks where the existing best estimate experience assumptions do not allow for the impact on embedded value of the full range of potential outcomes. These are typically operational risks and are allowed for in the EEV through the allowance for non-financial risk.

The Group has estimated these costs per year based on a simple model, and projected them forwards to derive an explicit allowance.

(13) Implied Risk Discount Rates

For presentational purposes, a set of risk discount rates for in-force and new business, have been derived by calculating the risk discount rate under a traditional embedded value approach that gives the same value as that from the market-consistent embedded value determined above. These are referred to as Implied Discount Rates and the results are disclosed in Section 3. These Implied Discount Rates are a function of the assumptions used (e.g. equity risk premium, corporate bond spreads). However, as the market-consistent approach is used these assumptions do not have an impact on the level of embedded value; a higher equity risk premium results in a compensating higher risk discount rate.

6. Principal EEV assumptions

(1) Economic assumptions

In the certainty equivalent calculation, the discount rates and investment yields are the risk-free rates at the valuation date. These risk-free rates have been determined based on swap rates (mid price). The table below shows, for selected terms, the swap rates as of March 31, 2007, which are used for the calculation.

Swap Rates as of March 31, 2007

1 year	2 year	3 year	4 year	5 year
0.781%	0.946%	1.087%	1.221%	1.343%
10 year	15 year	20 year	25 year	30 year
1.810%	2.118%	2.315%	2.406%	2.476%

Source: Bloomberg

For the stochastic calculations, to derive the time value of financial options and guarantees, the asset portfolio of each company is modeled into three asset classes, cash, equities and bonds, and different volatilities are assumed for each asset class.

The economic scenarios have been calibrated to reproduce the market prices of swaptions and equity options. The table below shows a sample of the implied market volatilities for swaptions and equity options as of March 31, 2007.

Implied Market Volatility of Swaptions as at 31 March 2007

Option Term / Swap Term	5 years	10 years	15 years	20 years
5 years	22.0%	17.4%	16.6%	15.8%
10 years	17.3%	15.7%	14.9%	14.5%

Source: Bloomberg

Implied Market Volatility of Nikkei 225 Option as of March 31, 2007

Strike Price／Term	3 years	4 years	5 years
90%	18.3%	18.8%	19.2%
100%	17.9%	18.5%	19.0%
110%	17.8%	18.4%	18.8%

Source: Investment Bank

The expense inflation assumption was taken to be zero.

(2) Other assumptions

All cash flows (premium, commission, non-commission expense, death benefit, cash surrender value, tax, etc.) are projected applying the best estimate assumptions up to the termination of the policies, by product, referring to recent experience, trends and the Group's future views. Here, as recent experience, the latest 3 years' mortality, morbidity and lapse and surrender experiences, the last year's expense and corporate tax experiences were particularly referred to.

Expenses

Expense assumptions have been set based on the expenses incurred by each of the life insurance companies. Some adjustments were made including the elimination of one-off expenses which are not expected to be regularly repeated in the future. The amount of one-off expenses eliminated is ¥8.2 billion (pre tax), which mainly relates to the one-off increase in retirement benefit liabilities due to changes in the valuation basis.

The group has an asset management company, TDAM, which manages assets of the life insurance companies. The look-through basis has not been applied to the profits arising in TDAM relating to managing the assets of the life insurance companies. Therefore the EEV results do not include the capitalised value of these profits.

Dynamic Assumptions

Interest-sensitive dynamic lapse assumptions are applied to conventional products. For variable business, dynamic lapse assumptions are related to the ratio of the actual fund value to the level of minimum guarantees.

Dynamic policyholders' dividend assumptions have been set based on each life insurance company's policyholders' dividend policy. Daido and Taiyo set their dividend policies in April 2002 and in April 2003 respectively when they demutualized. TDF, previously Tokyo Mutual Life Insurance Company which was rehabilitated and acquired by Taiyo and Daido jointly in October 2001 (now held directly by TDH), has a policyholders' special dividend rule as part of its rehabilitation schedule.

7. Sensitivities

The impact of changes in assumptions (sensitivities) on the EEV results is summarized below. For each sensitivity, only one specific assumption is changed and other assumptions remain unchanged from the base. It should be noted that the effect of the change of more than one assumption at a time is likely to be different from the sum of two sensitivities with only one assumption change. Under different sensitivity scenarios, the basis for policy reserves (excluding unit fund reserves) is unchanged, in line with the Japanese statutory reserving rules. The sensitivity results on the value of new business exclude the impact on the adjusted net worth.

Sensitivity 1: 1% increase in risk-free rate (for all future years)
Fixed interest assets (bonds, loans, etc.) are revalued according to the change in the interest rate. The value of in-force business is re-calculated according to the change of investment yield and risk discount rate. Policyholder behavior also changes corresponding to these changes.

Sensitivity 2: 1% decrease in risk-free rate (for all future years)
Same as sensitivity 1. However if the risk-free rate becomes negative after the deduction of 1%, 0% is applied instead.

Sensitivity 3: 10% decrease in equity and real estate value as of the valuation date
Market values of equities and real estate at the valuation date are changed. The impact on the value of new business is not considered.

Sensitivity 4: 10% decrease in lapse rate
Base lapse rates are multiplied by 0.9.

Sensitivity 5: 10% decrease in operating expenses
This is applied only to operating expenses, leaving other expenses unchanged

Sensitivity 6: 5% decrease in claim incidence rates for the life business
Base claim incidence rates (mortality and morbidity) are multiplied by 0.95. The possibility of premium rate cuts and any other managerial actions associated with such changes in the claim level are not reflected.

Sensitivity 7: 5% decrease in mortality for the annuity business
Base mortality rates are multiplied by 0.95.The possibility of premium rate increases and any other managerial actions associated with such changes in the claim level are not reflected.

Sensitivity 8: Change the required capital to the statutory minimum (200% solvency margin ratio)

Sensitivity figures shown below are the difference from the base result.

(Billions of yen)

	Change in EEV as of March 31, 2007	Change in Value of New Business as of March 31, 2007
Base Scenario	2,072.1	84.8
Sensitivity 1: 1% increase in risk-free rate	299.4	22.9
Sensitivity 2: 1% decrease in risk-free rate	(408.0)	(31.9)
Sensitivity 3: 10% decrease in equity and real estate value	(186.0)	-
Sensitivity 4: 10% decrease in lapse rate	64.0	11.6
Sensitivity 5: 10% decrease in operating expenses	39.3	3.6
Sensitivity 6: 5% decrease in claim incidence rates for the life business	78.9	5.5
Sensitivity 7: 5% decrease in mortality for the annuity business	(2.1)	0.3
Sensitivity 8: 200% solvency margin ratio	29.6	0.3

8. Notes on the Use of the Information

The calculation of EV results involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future results might differ materially from the assumptions used in the EEV calculations. Moreover, although EV is one indicator of the corporate value of a stock life insurance company/group, the actual market value may significantly diverge from the EV, and investors are advised to be cautious.

9. Third Party Opinion

The Group engaged Tillinghast, an independent actuarial firm, to review its EEV results and obtained the opinion from Tillinghast shown below.

Tillinghast has reviewed the methodology and assumptions used to determine the embedded value results as of March 31, 2007 for the T&D Life Group. Tillinghast's review covered the embedded value as of March 31, 2007, the value of new business issued in fiscal 2006 and the sensitivities of the embedded value and new business value to changes in assumptions.

Tillinghast has concluded that the methodology and assumptions used comply with the EEV Principles. In particular:

- The methodology makes allowance for the aggregate risks in the covered business through the Group's market-consistent methodology as described in section 5 of this document;
- The operating assumptions have been set with appropriate regard to past, current and expected future experience;
- The economic assumptions used are internally consistent and consistent with observable market data; and
- For participating business, the assumed policyholders' dividend rates, and the allocation of profit between policyholders and shareholders, are consistent with the projection assumptions, established company practice and local market practice.

The methodology and assumptions also comply with the EEV Guidance, with the disclosed exception of the exclusion from the life EEV results of the value of profits arising in the Group's asset management subsidiary relating to managing assets of the life insurance companies.

Tillinghast has also performed checks on the results of the calculations, without, however, undertaking detailed checks of all the models, processes and calculations involved. On the basis of these checks, Tillinghast is satisfied that the disclosed results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in this disclosure document.

In arriving at these conclusions, Tillinghast has relied on data and information provided by T&D Life Group. This opinion is made solely to T&D Life Group in accordance with the terms of Tillinghast's engagement letter. To the fullest extent permitted by applicable law, Tillinghast does not accept or assume any responsibility, duty of care or liability to anyone other than T&D Life Group for or in connection with its review work, the opinions it has formed, or for any statement set forth in this opinion.

Glossary

Allowance for Non Financial Risks:
An allowance for insurance and operational risks which are not covered by the best estimate assumptions. The EEV Principles require all risks inherent in the covered business to be taken into account, and it is widely seen among European insurers that an explicit allowance for non financial risks is made.

Best Estimate Assumptions:
Projection assumptions which represent the most likely outcome of the future and which are set based on past, current and expected future experience.

Certainty Equivalent Value:
The present value of future projected cash flow over the life time of the policies assuming the investment returns are risk free and discounted at the risk-free rate.

Cost of Financial Options and Guarantees:
Cost of financial options and guarantees consists of intrinsic value and time value.

The intrinsic value quantifies the amount by which the financial options and guarantees are in-the-money. In the calculation of MCEV, this corresponds to the impact on value of the financial options and guarantees in the certainty equivalent scenario.

The time value is calculated as the difference between the present value of the financial options and guarantees on the certainty equivalent scenario and the average of the values calculated with a set of risk neutral scenarios under the MCEV approach. The average of the values calculated with a set of risk neutral scenarios represents the total value of the financial options and guarantees, and by deducting the intrinsic value, the time value is derived.

The financial options and guarantees to be valued on the EEV basis needs to include all important financial options and guarantees inherent in the life insurance business, in accordance with the EEV Principles.

Deterministic Approach:
An approach under which a single future scenario is applied in developing a cash flow projection.

Dynamic Assumptions:
Projection assumptions which change according to economic and other parameters following certain formulae. Examples include policyholders dividend assumptions linked to investment return and lapse rate linked to the difference between risk-free rate and the guaranteed rate.

European Embedded Value (EEV):
An embedded value calculated and disclosed in accordance with the EEV Principles and Guidance published by the CFO Forum, a group consisting of CFOs from leading European insurance companies. The aim of the EEV Principles and Guidance is to improve the consistency and transparency of the EV methodology and disclosure.

EEV publications started in Europe with 2004 reporting, and now over 30 European insurers, including both CFO Forum members and non-members, publish EEV results.

Free Surplus:
Part of capital and surplus allocated to the covered business but not required to be maintained.

Frictional Cost of Capital:
The cost to maintain a certain level of capital in excess of policy reserves required to continue the life insurance business.

EEV Principles require the level of required capital to be at least the statutory minimum, and allows companies to use other levels such as the internally required level provided that this minimum is met.

MCEV assesses the value of life insurance business for shareholders. In addition to the operational costs of the insurer, shareholders may be subject to other costs of ownership of the business. Such costs to shareholders are referred to as frictional costs.

In the Group's calculations, the tax on investment returns on required capital has been allowed for. Investment expenses in respect of the investment of required capital have been reflected in the unit cost assumptions.

Implied Risk Discount Rate (IDR):
IDR is the risk discount rate to be applied to the TEV at which the TEV becomes equal to the MCEV. In the TEV calculations, investment return assumptions include risk margins and future cash flows are discounted at a risk discount rate.

Market Consistent Embedded Value (MCEV):
An evaluation of a company's net assets and value of in-force business on a market-consistent basis. For the valuation of in-force business, market values of cash flows arising from assets and liabilities of the in-force business are assessed. The values are determined by referring to the market value of financial instruments traded in the market which have the best match to the cash flow and risk characteristics of the asset or liability being valued.

Look Through Basis:
An approach which includes in the EEV results the value of profits and losses arising in service companies within a group from providing services to the life insurance company.

Present Value of New Business Premiums:
The present value of premiums projected to be paid in the future from the new business issued in a single year, discounted at the risk-free rate.

Risk Neutral Scenarios:
Investment return scenarios used to value assets and liabilities applying a Monte Carlo simulation approach on a market-consistent basis. Risk neutral scenarios are generated applying an arbitrage-free stochastic model based on financial markets data.

Stochastic Approach:
An approach to project a range of possible future outcomes applying probability distribution models. In the calculation of the cost of options and guarantees, a set of scenarios are generated based on a probability model and each scenario is applied to project future cash flows.

Swap Rates:
The rates at which cash flows based on fixed interest rates and those based on floating rates are exchanged in the market. Typically, swap rates represent fixed interest rates which can be exchanged against standard floating rates, such as LIBOR (London Inter-Bank Offered Rate).

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

END